                                                               EXHIBIT NO. 4.b.1

                                                          AGREEMENT NO. 02026409



          Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Asterisks denote omissions.

                    INFORMATION TECHNOLOGY SERVICES AGREEMENT

         This Information Technology Services Agreement (this "AGREEMENT") is entered into effective January 9, 2003 (the "EFFECTIVE DATE") by and between SBC Services, Inc., a Delaware corporation having a principal place of business in San Antonio, Texas ("SBC" or "CLIENT"), and Amdocs, Inc., a Delaware corporation having a principal place of business in St. Louis, Missouri ("AMDOCS", "VENDOR" or "SUPPLIER").

         WHEREAS, SBC and Amdocs have engaged in extensive negotiations, discussions and due diligence that have culminated in the formation of the contractual relationship described in this Agreement;

         WHEREAS, SBC desires to procure from Amdocs, and Amdocs desires to provide to SBC, the systems modernization and integration, engineering support and information technology products and services described in this Agreement, on the terms and conditions specified herein;

         NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and of other good and valid consideration, the receipt and sufficiency of which is hereby acknowledged, SBC and Amdocs (collectively, the "Parties" and each, a "Party") hereby agree as follows:

1.       BACKGROUND AND OBJECTIVES.

1.1      INFORMATION TECHNOLOGY SERVICES.

         SBC has described its requirements for the Services in various requests for information and other communications with Amdocs. In response thereto, Amdocs has delivered to SBC various documents and other communications (collectively, the "RESPONSES") all as described in SCHEDULE U, in which Amdocs represented, among other things, that it could assume responsibility for certain information technology services and software modernization and licensing for SBC and consolidate and migrate SBC's existing systems across its organization to Amdocs' newest generation of directory publishing software, in satisfaction of SBC's Requests. Accordingly, in reliance upon the Responses and in further purposes for which the Responses were solicited, SBC hereby engages Amdocs to perform all of the obligations imposed on it by SBC, including the Services

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                          except by written agreement.

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                                                           Agreement No.02026409

         (as hereinafter defined), pursuant to this Agreement, and Amdocs hereby accepts such engagement and agrees to perform its obligations in accordance with this Agreement. Without limiting the generality of the foregoing, pursuant to this Agreement, SBC is outsourcing to Amdocs its information technology support for and on behalf of the Eligible Recipients (as defined herein) (including SBC SMART Yellow Pages and SBC SNET Yellow Pages) and modernizing certain systems across the Eligible Recipients organizations and companies.

1.2      GOALS AND OBJECTIVES.

         The Parties acknowledge and agree that the Services, including the delivery of the Amdocs Software Package, are intended to help SBC achieve the following goals and objectives:

         (1)      Reduce [**];

         (2)      Increase revenue [**];

         (3)      Increase customer satisfaction and customer loyalty;

         (4)      [**] SBC's business processes;

         (5)      [**] SBC;

         (6)      [**] SBC;

         (7)      Allow SBC [**] and allow SBC [**];

         (8)      Provide SBC with [**];

         (9)      [**] SBC information [**]; and

         (10) [**] SBC's information technology operations [**] of the Amdocs System, [**] the Amdocs System, the provision by Amdocs [**] the Amdocs System, and the operation by Amdocs of the Amdocs System for SBC.

1.3      INTERPRETATION.

         The provisions of this ARTICLE 1 are intended to be a general introduction to this Agreement and are not intended to expand the scope of the Parties' obligations or alter the plain meaning of this Agreement's terms and conditions, as set forth hereinafter.

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                      RESTRICTED - PROPRIETARY INFORMATION

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distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

2.       DEFINITIONS AND DOCUMENTS.

2.1      DEFINITIONS.

         As used in this Agreement:

         (1) "ACCEPTANCE" means the determination, [**], pursuant to the provisions of SECTION 4.6 following implementation, installation, and testing (which may include testing in a production environment) that Deliverable(s) are in Compliance; provided, however, that SBC's use in production of such Deliverable(s) after the applicable Acceptance Test Period shall be deemed to be Acceptance of such Deliverable(s).

         (2) "ACCEPTANCE TEST PERIOD" has the meaning ascribed to such term in SECTION 4.6(b).

         (3) "AFFILIATE" means, generally, with respect to any Entity, any other Entity Controlling, Controlled by or under common Control with such Entity.

         (4) "AGREEMENT" means this Information Technology Services Agreement between SBC and Amdocs, including all attachments, EXHIBIT and Schedules hereto, as amended from time to time.

         (5) "AMDOCS ACCOUNT OFFICE" means, collectively, the Amdocs Account Executive and the Amdocs Account Manager as defined in
                  Section 4.0 of Part 5 of SCHEDULE E (Statement of Work - Governance).

         (6) "AMDOCS OWNED MATERIALS" has the meaning ascribed to such term in SECTION 14.3(a).

         (7) "AMDOCS OWNED SOFTWARE" means any Software owned by Amdocs and used to provide the Services.

         (8) "AMDOCS PERSONNEL" means those employees, representatives, contractors, subcontractors and agents of Amdocs, Subcontractors and Amdocs Affiliates who perform any Services under this Agreement. Amdocs Personnel shall include Transitioned Employees.

         (9) "AMDOCS SOFTWARE PACKAGE" means the integrated suite of software products that will be provided to SBC by Amdocs pursuant to the Services (including all Upgrades and customizations thereto).

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                          except by written agreement.

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                                                           Agreement No.02026409

         (10) "AMDOCS SYSTEM" means the System (including the Amdocs Software Package) to be implemented by Amdocs as part of the Services.

         (11) "ANNUAL DEVELOPMENT BUDGET" has the meaning ascribed to such term in SECTION 9.5(f).

         (12) "ANTIVIRUS SOFTWARE" means software programs and programming (and modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) that are used to monitor for, filter and detect the presence of Malicious Code and repair or remediate the effects of Malicious Code to the extent a Party has financial or operational responsibility for such programs or programming under SCHEDULE E.1 or E.2. Antivirus Software shall include all such programs or programming in use as of the Effective Date, including those set forth in SCHEDULE B, and those as to which the license, maintenance or support costs are included in the SBC Base Case. Antivirus Software also shall include all such programs or programming selected by or for SBC on or after the Effective Date to the extent a Party has financial or operational responsibility for such programs or programming under SCHEDULE E.1 or E.2.

         (13) "APPLICATION SOFTWARE" means software application programs (and all modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) used to support day-to-day business operations and accomplish specific business objectives. Applications Software shall include, but not be limited to, all such software listed on SCHEDULE B.

         (14) "ASSET INVENTORY MANAGEMENT SYSTEM" means the automated, database-driven application used by Amdocs to store, query, and continuously update asset inventory information on all assets used by Amdocs to provide the Services.

         (15)     "BANKRUPTCY CODE" means Title 11 of the United States Code.

         (16) "BANKRUPTCY REJECTION" has the meaning ascribed to such term in SECTION 20.5(b).

         (17) "BENCHMARKER" has the meaning ascribed to such term in SECTION 11.9(a).

         (18)     "BENCHMARKING" has the meaning ascribed to such term in
                  SECTION 11.9(A).

         (19) "BUSINESS CONTINUITY" means SBC's overall, enterprise-wide plans and activities intended to enable continued business operation in the event of any unforeseen interruption (e.g., plans and activities to move a department or business unit to a new location in the event of a business disruption).

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

         (20) "CHANGE" means any change to the Software, Systems or Equipment including changes to timetables, programs, manual procedures, distribution parameters or Schedules.

         (21) "CHANGE MANAGEMENT" means the processes relating to planning and performing all Changes pertaining to the Services, including Changes to individual components and coordination of Changes across all components thereof set forth in SECTION 9.5 and SCHEDULE E.

         (22)     "CHANGE REQUEST" has the meaning ascribed to such term in
                  SECTION 9.5.

         (23) "CHARGES" means the amounts set forth in ARTICLE 11 and SCHEDULE J as charges for the Services.

         (24) "CMM" means the Capability Maturity Model developed by the Software Engineering Institute.

         (25) "COMMENCEMENT DATE" means [**], or such other date as the Parties may agree upon in writing as the date on which Amdocs will assume full responsibility for the Services.

         (26) "COMPLIANCE" and "COMPLY" means, with respect to Software, Equipment, Systems or other contract deliverables to be implemented, designed, developed, delivered, integrated, installed and/or tested by SBC or Amdocs, compliance in all material respects with the Specifications.

         (27) "CONTRACT YEAR" means a period during the term of this Agreement commencing on the Commencement Date or an anniversary thereof and ending on the date one (1) year thereafter (or, if earlier, on the last day of the term of this Agreement). If any Contract Year is less than twelve (12) months, the rights and obligations under this Agreement that are calculated on a Contract Year basis will be proportionately adjusted for such shorter period.

         (28) "CONTROL" and its derivatives mean: (a) the legal, beneficial, or equitable ownership, directly or indirectly, of (i) at least 50% of the aggregate of all voting equity interests in an Entity or (ii) equity interests having the right to at least 50% of the profits of an Entity or, in the event of dissolution, to at least 50% of the assets of an Entity; (b) the right to appoint, directly or indirectly, a majority of the board of directors; (c) the right to control, directly or indirectly, the management or direction of the Entity by contract or corporate governance document; or (d) in the case of a partnership, the holding by an Entity (or one of its Affiliates) of the position of sole general partner.

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   The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general
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                          except by written agreement.

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                                                           Agreement No.02026409

         (29) "CRITICAL SUPPORT PERSONNEL" are those Transitioned Employees identified in SCHEDULE C as critical to the ongoing success of Amdocs' delivery of Services to SBC and the Current Eligible Recipients.

         (30) "DELIVERABLE" means any deliverable (i) provided pursuant to a Major Modernization Milestone or (ii) provided pursuant to an Order.

         (31) "DEVELOPED MATERIALS" means any Materials (including Software), or any modifications, enhancements or derivative works thereof, developed by or on behalf of Amdocs for SBC in connection with or as part of the Services.

         (32) "DFD" means the detailed functional design phase of implementation of the Amdocs Software Package, in which the specification for Enhancements to the Amdocs Software Package designed to meet the business needs and requirements of SBC will be identified and then detailed in the DFS documents.

         (33) "DFS" means the detailed functional specifications for the Amdocs Software Package and Enhancements, which are the direct result of the DFD.

         (34) "DISABLING CODE" means computer instructions, features or functions that may permit Amdocs or a third party to, or may automatically: (a) alter, destroy or inhibit Software and/or a processing environment; (b) erase, destroy, corrupt or modify any data, programs, materials or information used by SBC or an Eligible Recipient or store any data, programs, materials or information on SBC's or an Eligible Recipient's computers without the consent of SBC; (c) discontinue SBC's effective use of the Software; or (d) bypass any internal or external software security measure to obtain access to any hardware or software of SBC or an Eligible Recipient without the consent or knowledge of SBC, including, but not limited to, other programs' data storage and computer libraries. Disabling Code includes, but is not limited to, programs that self-replicate without manual intervention, instructions programmed to activate at a predetermined time or upon a specified event, and/or programs purporting to do a meaningful function but designed for a different function.

         (35) "DIRECT AMDOCS COMPETITORS" means the Entities identified in SCHEDULE N, as well as their Affiliates, successors and assigns, as such list of Entities may be modified by Amdocs (subject to SBC's consent, not to be unreasonably withheld) from time to time to add direct competitors of Amdocs in the areas of directory, customer care and billing, and customer relationship management systems, including the provision of services relating to such systems.

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

         (36) "DIRECT SBC COMPETITORS" means the Entities identified in SCHEDULE P, as well as their Affiliates, successors and assigns, as such list of Entities may be modified by SBC (subject to Amdocs' consent not to be unreasonably withheld) from time to time to add direct competitors of SBC in the directory publishing business in the United States.

         (37) "DISASTER RECOVERY" means the specific plans and activities required to continue provisioning the Services in the event of an unforeseen interruption as set forth in SCHEDULE E. The Disaster Recovery plans and activities include support and coordination with the Business Continuity plans and activities.

         (38)     "[**]AGREEMENT" has the meaning ascribed to such term in
                  SECTION 6.12.

         (39) "[**] AGREEMENT [**]" means, with respect to each [**] and, with respect to each of the [**], for a [**] Agreement [**] during the Term [**].

         (40) "[**] PARTNERSHIP" means [**] Partnership general partnership organized under the [**] Partnership Act, owned by [**].

         (41) "EFFECTIVE DATE" has the meaning ascribed to such term in the preamble to this Agreement.

         (42)     "ELIGIBLE RECIPIENTS" means, collectively, the following:

                  (a)      [**];

                  (b)      [**] on the Effective Date;

                  (c)      SBCDO;

                  (d)      [**] that is otherwise an Eligible Recipient;

                  (e)      [**] in connection with its activities [**]r); and

                  (f) [**] and (iii) that has agreed in writing to be bound by the terms and conditions of this Agreement.

         (43) "ENHANCEMENT" means any modification or addition to the functionality of the Amdocs Software Package that is included in the Modernization Plan or has been referred to or gone through the Change Management process set forth in SECTION 9.5.

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                      RESTRICTED - PROPRIETARY INFORMATION

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

         (44) "ENTITY" means a corporation, partnership, joint venture, trust, limited liability company, association or other organization or entity.

         (45) "ENVIRONMENTAL LAWS" means Laws related to (i) pollution or the protection of air, ground or surface water, soil, or other environment media, (ii) occupational health and safety, or
                  (iii) Hazardous Materials.

         (46) "ENVIRONMENTAL CLAIMS" means any claim, suit, action, proceeding, notice, inquiry, request for information, lien, or judgment arising out, as a result of, or in connection with any Environmental Law.

         (47) "EQUIPMENT" means all computing, networking and communications equipment procured, provided, operated, supported, or used by Amdocs in connection with the Services, including (i) mainframe, midrange, server and distributed computing equipment and associated attachments, features, accessories, peripheral devices, and cabling, (ii) personal computers, laptop computers and workstations and associated attachments, features, accessories, peripheral devices, and cabling, and
                  (iii) voice/video telecommunications and network equipment and associated attachments, features, accessories, peripheral devices, and cabling.

         (48) "EQUIPMENT LEASES" means all leasing arrangements whereby SBC leases Equipment as of the Commencement Date which will be used by Amdocs to perform the Services after such Commencement Date. Equipment Leases consist of those leases identified on SCHEDULE F.2.

         (49)     "EVENT OF LOSS" has the meaning ascribed to such term in
                  SECTION 16.2(a).

         (50)     "EXCLUDED SERVICES" has the meaning ascribed to such term in
                  SECTION 4.1(e).

         (51)     "EXTRAORDINARY EVENT" has the meaning ascribed to such term in
                  SECTION 11.5(a).

         (52) "EXTRAORDINARY CHANGE" has the meaning ascribed to such term in SECTION 11.5(b).

         (53)     "FCPA" means the Foreign Corrupt Practices Act.

         (54) "GOOD WORKING ORDER" means, with respect to Equipment or Software, that such Equipment or Software is performing the portion of the Services to which it is assigned.

         (55) "GOVERNANCE TEAM" means SBC's and Amdocs' team of individuals identified in Schedule E as the "Governance Team".

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distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

         (56) "HAZARDOUS MATERIALS" means any and all materials that are regulated by the federal or any state or local government during use, transportation, handling, storage, treatment, and/or disposal/recycling. These materials include, but are not limited to, materials that are regulated as (i) "hazardous materials" under the Hazardous Materials Transportation Act and the Control of Radioactive Contamination of the Environment Law, (ii) "chemical hazards" under the Occupational Health and Safety Administration ("OSHA") Standards, (iii) "chemical substances or mixtures" under the Toxic Substances Control Act, (iv) "pesticides" under the Federal Insecticide, Fungicide and Rodenticide Act, and (v) "hazardous waste" as defined or listed under the Resource Conservation and Recovery Act ("RCRA").

         (57) "INCLUDE" and its derivatives mean "including without limitation." This term is as defined, whether or not capitalized in this Agreement.

         (58) "INCOME TAX" means any tax on or measured by the net income of a Party (including taxes on capital or net worth that are imposed as an alternative to a tax based on net or gross income), or taxes which are of the nature of excess profits tax, minimum tax on tax preferences, alternative minimum tax, accumulated earnings tax, personal holding company tax, capital gains tax or franchise tax for the privilege of doing business.

         (59)     "INITIAL TERM" has the meaning ascribed to such term in
                  SECTION 3.1.

         (60) [**] and its derivatives mean, with respect to [**] other than [**] (as such terms are defined [**] on the [**] Date.

         (61)     "IT" means information technology.

         (62) "KEY AMDOCS PERSONNEL" means the Amdocs Personnel designated in SCHEDULE C as Key Amdocs Personnel, which list may change from time to time by mutual written agreement of the Parties; provided that the [**] Key Amdocs Personnel shall [**]under this Agreement.

         (63) "KEY BUSINESS DELIVERABLE" has the meaning ascribed to such term in SCHEDULE G.

         (64) "LAWS" means all national, federal, intergovernmental, state and local laws, statutes, regulations, rules, executive orders, supervisory requirements, directives, circulars, opinions, interpretive letters and other official releases of or by any government or quasi governmental authority, or any authority, department or agency thereof, or any self regulatory organization, including Privacy Laws.

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

         (65)     [**] means a [**] standards.

         (66) "LOSSES" means all liabilities, damages, fines, penalties and claims (including taxes), and all related costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, settlement, judgment, interest and penalties).

         (67)     [**] means the [**] Modernization milestones listed in Section
                  2.0 of Attachment A to SCHEDULE A, [**]"MAJOR RELEASE" means a new version of Software that includes changes to the architecture and/or adds new features and functionality in addition to the original functional characteristics of the preceding software release. These releases are usually identified by full integer changes in the numbering, such as from "7.0" to "8.0," but may be identified by the industry as a major release without the accompanying integer change.

         (68) "MALICIOUS CODE" means (i) any code, program, or sub-program whose knowing or intended purpose is to damage or interfere with the operation of the computer system containing the code, program or sub-program, or to halt, disable or interfere with the operation of the Software, code, program, or sub-program, itself, or (ii) any device, method, or token that permits any person to circumvent the normal security of the Software or the system containing the code.

         (69) "MANAGED THIRD PARTIES" means the SBC Third Party Contractors listed on SCHEDULE E.5.A and any substitute or replacement third party contractors reasonably designated by SBC, provided such third parties are included in the SBC Base Case and if not included added pursuant to the provisions of SECTION 9.5.

         (70) "MATERIALS" means, collectively, Software, literary works, other works of authorship, specifications, design documents and analyses, processes, methodologies, programs, program listings, documentation, reports, drawings, databases and similar work product.

         (71)     [**]" means [**], including [**] if the [**] Contract Year; or
                  (b) less than or equal to [**] Working Hours if the [**] Contract Year.

         (72) "MINOR RELEASE" means a Scheduled release containing small functionality updates and/or accumulated resolutions to defects or non-conformances made available since the immediately preceding release (whether Major Release or Minor Release). Minor Releases shall include "Maintenance Releases" which are supplemental to and made available between Major Releases and other Minor Releases, issued and provided under specific vendor service level or maintenance

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                                                           Agreement No.02026409

                  obligations and contain only accumulated resolutions or mandated changes. These releases are usually identified by a change in the decimal numbering of a release, such as "7.12" to "7.13."

         (73)     "MODERNIZATION MILESTONE" shall have the meaning provided in
                  SECTION 4.2(b).

         (74)     "[**] means, with respect to [**] on which [**].

         (75) "MODERNIZATION PERIOD" means the period that commences on the Commencement Date and expires as set forth in the Modernization Plan, unless expressly extended or otherwise agreed to in writing by the Parties.

         (76) "MODERNIZATION PLAN" means the plan set forth in SCHEDULE A and developed pursuant to SECTION 4.2 hereof, which identifies all material transition tasks, functions, responsibilities and Developed Materials to be undertaken by Amdocs in connection with the implementation of the Amdocs System, and the dates by which each will be completed by Amdocs.

         (77) "MODERNIZATION SERVICES" means all services, functions, responsibilities, tasks and Developed Materials described in
                  SECTION 4.2 to be performed or delivered by Amdocs during the Modernization Period in accordance with this Agreement, as such services, functions, responsibilities, tasks and Developed Materials may be supplemented, enhanced, modified or replaced in accordance with this Agreement.

         (78)     [**] means the [**] set forth in SCHEDULE J, Page 1.

         (79)     "NEW ADVANCES" has the meaning ascribed to such term in
                  SECTION 11.6(c).

         (80) "NEW SERVICES" means services provided by Amdocs to SBC that are different from or in addition to the Services.

         (81)     [**] means [**] pursuant to this Agreement.

         (82)     "[**] means the [**] of the Commencement Date

         (83) [**] means the [**] in consideration for the [**]shall be [**] to the[**].

         (84) "NONCOMPLIANCE" means noncompliance in any material respect with the Specifications.

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                          except by written agreement.

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         (85)     "NOTICE OF COMPLETION" means Amdocs' written notice to SBC that a Deliverable has been completed and delivered to SBC (and that such Deliverable is ready for SBC's Testing).

         (86)     "ORDER" means a document substantially in the form of EXHIBIT
                  4.

         (87) "OUT-OF-POCKET EXPENSES" means [**] out-of-pocket expenses [**] under this Agreement. Out-of-pocket expenses [**].

         (88) "OUTSOURCING SERVICES" means all services, functions, responsibilities, tasks and Developed Materials described in SCHEDULE E to be performed or delivered by Amdocs during the term of this Agreement and in accordance with this Agreement, as such services, functions, responsibilities, tasks and Developed Materials may be supplemented, enhanced, modified or replaced in accordance with this Agreement.

         (89) [**] means the expenses listed in SCHEDULE J for which [**], in accordance with [**] in connection with [**]"POLICY AND PROCEDURES MANUAL" has the meaning ascribed to such term in
                  SECTION 9.1(a).

         (90)     [**] means [**] on the Effective Date:

                  (a)      [**] after the Effective Date [**] thereof;

                  (b)      [**] after the Effective Date, [**] under this
                           Agreement;

                  (c)      [**] after the Effective Date;

                  (d)      [**] after the Effective Date; or

                  (e)      as to which [**].

         (91)     "PRIME RATE" has the meaning set forth in SECTION 9.9(c).

         (92) "PRIVACY LAWS" means Laws relating to data privacy, trans-border data flow or data protection.

         (93) "PRODUCT CATALOGUE" means the list of Software and Equipment approved by SBC for deployment to end users. The Product Catalogue current as of the Effective Date shall be provided by SBC to Amdocs and may be updated from time to time by SBC.

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         (94)     "PROJECT" means a discrete unit of non-recurring work that is not an inherent, necessary or customary part of the day to day Services, is not required to be performed by Amdocs to meet the existing Service Levels (other than Service Levels related to Project performance), and is not a New Service.

         (95) "PROPRIETARY INFORMATION" has the meaning ascribed to such term in SECTION 13.3(a).

         (96)     "REPORTS" has the meaning ascribed to such term in SECTION
                  9.2(a).

         (97) "[**]" means [**] Amdocs SBC licensed Third Party Software, Third Party Contracts, Equipment Leases or [**] (including related warranties); (ii) to grant Amdocs the right to use and/or access the SBC licensed Third Party Software in connection with providing the Services; (iii) to grant SBC and the Eligible Recipients the right to use and/or access the Amdocs Owned Software, Third Party Software and Equipment acquired, operated, supported or used by Amdocs in connection with providing the Services; (iv) to assign or transfer to SBC any Developed Materials, (v) to assign or transfer to SBC or its designee Amdocs Owned Software, Third Party Software, Third Party Contracts, Equipment Leases or other rights following the expiration or termination of this Agreement to the extent provided in this Agreement; and (vi) [**] in connection with Amdocs' provision of the Services.

         (98) "ROOT CAUSE ANALYSIS" means the formal process conducted by Amdocs with Eligible Recipient assistance, specified in the Policy and Procedures Manual, to be used by Amdocs to determine the primary or "root" cause of problems and to diagnose problems at the lowest reasonable level so that corrective action can be taken that will eliminate repeat failures. Amdocs shall implement a Root Cause Analysis as specified in SECTION 7.4 or as requested by SBC.

         (99)     [**] means [**] during calendar year 2002.

         (100) "SBC CONTRACT OFFICE" means, collectively, the SBC Contract Executive and the SBC Contract Manager as defined in Section
                  4.0 of Part 5 of SCHEDULE E (Statement of Work - Governance).

         (101) "SBC DATA" means any data or information of SBC or any Eligible Recipient (as well as any data or information originating from or owned by SBC customers or third parties to whom SBC provides products or services) that is provided to or obtained by Amdocs in the performance of its obligations under this Agreement, including data and information with respect to the businesses, customer, operations, facilities, products, rates, regulatory compliance, competitors,

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                                                           Agreement No.02026409

                  consumer markets, assets, expenditures, mergers, acquisitions, divestitures, billings, collections, revenues and finances of SBC or any Eligible Recipient. SBC Data also means any data or information created, generated, collected or processed by Amdocs in the performance of its obligations under this Agreement, including data processing input and output, service level measurements, asset information, third party service and product agreements, contract charges, and retained and Pass-Through Expenses.

         (102) "SBC DATA CENTER" means an SBC Facility designated as a "data center" in SCHEDULE O.1.

         (103) "SBC FACILITIES" means the facilities listed in SCHEDULE O.1 provided by SBC or the Eligible Recipient for the use of Amdocs to the extent necessary to provide the Services.

         (104) "SBC IT MANAGED DATA CENTER" means an SBC Facility designated as an "SBC IT managed data center" in SCHEDULE O.1.

         (105) "SBC OWNED SOFTWARE" means Software owned by SBC or an Eligible Recipient and used, operated, maintained or supported by or on behalf of Amdocs under or in connection with this Agreement.

         (106) "SBC PERSONAL DATA" means that portion of SBC Data that is subject to any Privacy Laws.

         (107) "SBC PERSONNEL" means the employees, agents, contractors or representatives of SBC who performed any of the Services to be provided by Amdocs during the twelve (12) months preceding the Commencement Date.

         (108) "SBC PROVIDED EQUIPMENT" has the meaning ascribed to such term in SECTION 6.5(a).

         (109) "SBC SITES" means the SBC Facilities and the offices or other facilities listed on SCHEDULE E.4 at or to which Amdocs will provide the Services.

         (110) "SBC THIRD PARTY CONTRACTORS" has the meaning ascribed to such term in SECTION 4.5(a).

         (111)    "SBCDO" means SBC SMART Yellow Pages and SBC SNET Yellow
                  Pages.

         (112) "SBCDO [**]" means an SBC Data Center designated as an "SBCDO managed data center" in SCHEDULE O.1.

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                          except by written agreement.

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                                                           Agreement No.02026409

         (113) "SBCDO [**]" means an SBC [**] designated as an "SBCDO [**]" in SCHEDULE O.1.

         (114) [**] means, with respect to [**] that (a) [**] comprise of (b) [**] provided [**] (each of (a) and (b) [**].[**]"SERVICE LEVEL [**]" has the meaning ascribed to such term in SECTION 7.3(b) and SCHEDULE G.

         (115) "SERVICE LEVELS" means, individually and collectively, the performance standards for the Services set forth in SCHEDULE G, as such performance standards may be adjusted pursuant to this Agreement.

         (116) "SERVICE TAXES" means all sales, use, excise, and other similar taxes that are assessed against either Party on the provision of the Services as a whole, or on any particular Service received by SBC or the Eligible Recipients from Amdocs, excluding Income Taxes.

         (117) "SERVICES" means, collectively, the services, functions and responsibilities described herein as a responsibility of Amdocs and to be provided by Amdocs pursuant to this Agreement as they may be supplemented, enhanced, modified or replaced during the term of this Agreement in accordance with this Agreement; including, without limitation: (i) the Outsourcing Services; (ii) the Modernization Services; (iii) the Transition Services; (iv) the Termination Assistance Services; and (v) any services provided pursuant to SECTION 9.5(c); but excluding Excluded Services.

         (118) "SOFTWARE" means computer programs, together with input and output formats, the applicable source or object codes, programming tools, data models, flow charts, outlines, narrative descriptions, operating instructions, software manufacturing instructions and scripts, test specifications and test scripts and supporting documentation, and shall include the tangible media upon which such programs and documentation are recorded, including all authorized reproductions, corrections, updates, new releases, and new versions of such Software and shall further include all enhancements, translations, modifications, updates, upgrades, new releases, substitutions, replacements, and other changes to such computer programs.

         (119)    [**] means (a) [**] plus (b) the [**] pursuant to [**].

         (120) "SPECIALIZED SERVICES" has the meaning ascribed to such term in SECTION 9.8.

         (121) "SPECIFICATIONS" means, with respect to Software, Equipment, Systems or other contract deliverables to be designed, developed, delivered, integrated, installed

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                                                           Agreement No.02026409

                  and/or tested by Amdocs, the technical, design and/or functional specifications (including the DFS with respect to the Amdocs Software Package) in SCHEDULES A, E or H, in third party vendor standard documentation, in a New Services or project description requested and/or approved by SBC or otherwise agreed upon in writing by the Parties.

         (122) "STANDARD PRODUCTS" means, collectively, the Software and Equipment in the Product Catalogue.

         (123)    [**] means [**] set forth [**].

         (124) "SUBCONTRACTORS" means subcontractors (of any tier) of Amdocs, including Shared Subcontractors (as defined in SECTION 9.11(b)). The initial list of Subcontractors approved by SBC is set forth on SCHEDULE D. SCHEDULE D may be amended during the term of this Agreement in accordance with SECTION 9.11. Subcontractors shall not include Third Party Contracts

         (125) "SUBSTANCE RELEASE" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposal, or other movement into the air, ground, surface water, groundwater, soil, or other environmental media.

         (126) "SYSTEM" means an interconnected grouping of Equipment, Software and associated attachments, features, accessories, peripherals and cabling, and all additions, modifications, substitutions, upgrades or enhancements to such System, to the extent a Party has financial or operational responsibility for such System or System components under SCHEDULE E. System shall include all Systems in use as of the Effective Date, all additions, modifications, substitutions, upgrades or enhancements to such Systems and all Systems installed or developed by or for Amdocs following the Effective Date in connection with the Services.

         (127) "SYSTEM CHANGE" means any change to the Software, Equipment, System or operating environment including without limitation, New Services, Enhancements, Major Release, Minor Release, changes to programs, manual procedures, scripts, distribution parameters, or Schedules, as well as a change or delay in any implementation Schedule (e.g., the implementation Schedule set forth in the Modernization Plan or in any Change Request).

         (128) "TERM" has the meaning ascribed to such term in SECTION 3.2 of this Agreement.

         (129) "TERMINATION ASSISTANCE SERVICES" means the Services described in SECTION 4.4.

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                          except by written agreement.

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                                                           Agreement No.02026409

         (130) [**] means the [**] under this Agreement. [**] as of the effective date [**].

         (131) "TESTING" with respect to the Amdocs System (and any associated Software, Equipment, or Systems) and Developed Materials, means the performance of the applicable tests and procedures set forth in this Agreement, the Modernization Plan or the applicable Order, as well as any other tests and procedures which SBC, in consultation with Amdocs, may deem necessary or desirable or which the Parties may agree upon in determining whether the Amdocs System is in Compliance.

         (132) "THIRD PARTY CONTRACTS" means all agreements between third parties and SBC or Amdocs that have been or will be used to provide the Services to the extent a Party has financial or operational responsibility for such contracts under SCHEDULE
                  E.1 or E.2. Third Party Contracts shall include all such agreements in effect as of the Effective Date identified in SCHEDULE F.3. Third Party Contracts also shall include those third party agreements entered into by Amdocs following the Effective Date.

         (133) "THIRD PARTY SOFTWARE" means all Software products (and all modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) that are provided under license or lease to Amdocs or SBC to the extent a Party has financial or operational responsibility for such Software products under SCHEDULE E.1 or E.2. Third Party Software shall include all such programs in use as of the Effective Date as identified on SCHEDULES B and F.4. Third Party Software also shall include all such programs licensed and/or leased after the Effective Date.

         (134) "TRANSITION MILESTONE" means each date identified on the Transition Plan as a milestone by which Amdocs shall have completed a certain task or set of tasks in the Transition Plan in a manner reasonably acceptable to SBC.

         (135) "TRANSITION PERIOD" means the period that commences on the Effective Date and expires 12:00:01 a.m., Eastern Time, ninety
                  (90) days following the Commencement Date, unless expressly extended in writing by SBC.

         (136) "TRANSITION PLAN" means the plan set forth in SCHEDULE H and developed pursuant to SECTION 4.3 hereof, which identifies all material transition tasks and deliverables to be undertaken by Amdocs in connection with the transition of all Services to Amdocs, and the dates by which each will be completed by Amdocs.

         (137) "TRANSITION SERVICES" means the services, functions and responsibilities described in SECTION 4.3 to be performed by Amdocs during the Transition Period.

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                                                           Agreement No.02026409

         (138) "TRANSITIONED EMPLOYEES" means the employees of SBC who accept Amdocs' offer of employment and become employed by Amdocs pursuant to ARTICLE 8. Upon being employed by Amdocs, such Transitioned Employees shall be deemed to be Amdocs Personnel.

         (139) "UPGRADE" and its derivatives means updates, renovations, modifications, additions and/or new versions or releases of Software or Equipment by Amdocs. Unless otherwise agreed, financial responsibility for the costs, fees and expenses associated with an Upgrade of Software or Equipment shall be allocated between the Parties in accordance with SECTION 6.4(a) and SECTION 6.5 and SCHEDULE J.

         (140) "WARN ACT" means the Worker Adjustment and Retraining Notification Act.

         (141) "WASTE" means SBC-owned Equipment for which Amdocs is operationally responsible, which contains Hazardous Materials the disposal of which is regulated by an Environmental Law.

         (142) "WORKING HOURS" means hours spent working (e.g., not including normal break activities such as meals).

         (143) "YEAR 2000 COMPLIANT" or "YEAR 2000 COMPLIANCE" means that Software Equipment and/or Systems (i) accurately process date information before, during and after January 1, 2000, including accurately accepting date input, providing date output and performing calculations on dates or portions of dates; (ii) function accurately and without interruption before, during and after January 1, 2000, without any change in operations associated with the advent of the new century;
                  (iii) respond to two (2) digit year date input in a way that resolves the ambiguity as to year or century in a disclosed, defined and predetermined manner; (iv) store and provide output of date information in ways that are unambiguous as to year or century; and (v) properly exchange date and time data with software, equipment and systems with which such Software, Equipment and/or Systems with which it must interact and interoperate. Software, Equipment and/or Systems shall not be deemed non-compliant to the extent any performance failure is attributable to the failure of equipment, software or systems for which a Party is not operationally responsible, but with which the Software, Equipment and/or Systems must interact or interoperate, to be Year 2000 Compliant or to correctly exchange date data with the Software, Equipment and/or Systems.

2.2      OTHER TERMS.

         The terms defined in this Article include the plural as well as the singular and the derivatives of such terms. Unless otherwise expressly stated, the words "herein,"

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                          except by written agreement.

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                                                           Agreement No.02026409

         "hereof," and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection or other subdivision. Article, Section, Subsection and Attachment references refer to articles, sections and subsections of, and attachments to, this Agreement. The words "include" and "including" shall not be construed as terms of limitation. The words "day," "month," and "year" mean, respectively, calendar day, calendar month and calendar year. As stated in SECTION 21.3, the word "notice" and "notification" and their derivatives means notice or notification in writing. Other terms used in this Agreement are defined in the context in which they are used and have the meanings there indicated.

2.3      ASSOCIATED CONTRACT DOCUMENTS.

         This Agreement includes each of the following Schedules and their attached EXHIBIT, all of which are attached to this Agreement and incorporated into this Agreement by this reference:

         SCHEDULES:

         A        Statement of Work Modernization
                  Attachment A - Timeline and Milestones
                  Attachment B - Modernization Responsibility Matrix
                  Attachment C - Applications Mapping
                  Attachment D - Modernization Project Plan
         B        Application Inventory and Groupings
         C        Key Amdocs Personnel and Critical Support Personnel
         D        Amdocs Subcontractors
         E        Statement of Work
                  Part 1 - Application Development and Maintenance Services
                  Part 2 - Cross Functional - Equipment and Software Services
                  Part 3 - Cross Functional - General Services
                  Part 4 - End User Computing Services
                  Part 5 - Governance
                  Part 6 - Policies and Procedures Manual Content
                  Part 7 - Committee Membership
                  Part 8 - Mainframe and Server Services
                  Attachment 1 - Network Demarcation Diagram
                  Attachment 2 - Security Management Responsibility Demarcation
                  Attachment 2a - Security Process Flow
                  Attachment 3 - SBC Owned Data Center & Remote Facility
                                 Demarcation
                  Attachment 4 - CMM Tier 2
         E.1      Asset Allocation Matrix
         E.2      [Reserved]

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distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409
         E.3      SBC Rules
         E.4      [Reserved]
         E.5      [Reserved]
         E.5.a    Managed Third Parties
         F.1      [**] Assets
         F.2      Equipment Leases
         F.3      Third Party Services Contracts
         F.4      Third Party Software
         G        Service Levels
                  Attachment A - [**]Service Levels
                  Attachment B - Service Level Definitions
                  Attachment C - [**] Deliverables
                  Attachment D - Measurement[**] and [**]
                  Attachment E - Glossary
                  Attachment F - Help Desk Problem Classification and Response
                                 Times
                  Attachment G - [**] Request [Parts 1 and 2]
                  Attachment H - System Type [**] Attachment I - [Reserved]
                  Attachment J - [Reserved]
                  Attachment K - Project [**]
                  Attachment L - [Reserved]
                  Attachment M - [**] Quality Measurements
                  Attachment N - [**] Online Schedule
                  Attachment O - Backup [**]
                  Attachment P - [**] Schedule
                  Attachment Q - Standard [**] Schedule
                  Attachment R - [**] Process
                  Attachment S - [**] Standards
                  Attachment T - Production Schedule [**]
                  Attachment U - [**] Standards
                  Attachment V -[**] Committee
         H        Transition Plan
         I        Excluded Services
         J        Charges
         K        Base Case
         L        Projects
         M        Affected Employees
         M.1      Amdocs Benefit Plan
         N        Direct Amdocs Competitors
         O.1      SBC Facilities
         O.2      Amdocs Facilities

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                                                           Agreement No.02026409

         O.3      SBC Provided Equipment
         O.4      SBC Supplied Items, Equipment and Specifications
         P        Direct SBC Competitors
         Q        Satisfaction Survey
         QA       Quality Assurance
         R        Reports
         S        SBC Standards
         T        Supplier Diversity Participation Plan
         U        Amdocs Proposal
         V        [Reserved]
         W        [Reserved]
         X        License Agreement

         EXHIBIT:
         Exhibit 1:   Form of Invoice
         Exhibit 2:   Form of Stock Purchase Agreement
         Exhibit 3:   [Reserved]
         Exhibit 4:   Form of Order
         Exhibit 5: Form of Nondisclosure Agreement With Certain Exiting Amdocs Personnel
         Exhibit 6: Forms of Nondisclosure Agreements for Consultants, Contractors and Subcontractors

3.       TERM.

3.1      INITIAL TERM.

         The initial term of this Agreement shall commence as of 12:00:01 a.m., Eastern Time on the Effective Date and continue until 11:59:59 p.m., Eastern Time, on February 28, 2010 (the "INITIAL TERM") unless this Agreement is terminated as provided herein or extended as provided in
         SECTION 3.2 or 4.4(A)(2), in which case this Agreement shall terminate effective at 11:59:59 p.m., Eastern Time, on the effective date of such termination or the date to which this Agreement is extended.

3.2      EXTENSION.

         If SBC desires to renew this Agreement after the Initial Term, SBC shall provide written notice to Amdocs of its desire to do so at least [**] prior to the expiration of this Agreement (the Initial Term, together with any renewal term (the "TERM" or "TERM OF THIS AGREEMENT"). The Parties shall thereafter negotiate in good faith with respect to the terms and conditions upon which the Parties will renew this Agreement and thereafter execute such renewal. In the event the Parties [**] of this Agreement, SBC may, at its

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                                                           Agreement No.02026409

         sole option, extend the term of this Agreement [**] in this Agreement. [**] of the Initial Term.

4.       SERVICES.

4.1      OVERVIEW.

         (a) SERVICES. Commencing on the Commencement Date, Amdocs shall provide the Services to SBC, the Eligible Recipients [**]. The Services shall consist of the following, as they may evolve during the term of this Agreement or be supplemented, enhanced, modified or replaced in accordance with this
                  Agreement:

                  (i) The services, functions and responsibilities described in this Agreement including its Schedules;

                  (ii) [**] performed during the [**] Commencement Date [**] of this Agreement, [**]in this Agreement (provided that, in the [**]; and

                  (iii)    [**] Amdocs is [**] pursuant to this Agreement [**].

         (b) INCLUDED SERVICES. [**] in this Agreement [**] in accordance with this Agreement, they shall be deemed [**] in this Agreement. [**]

         (c) REQUIRED RESOURCES. Except as otherwise expressly provided in this Agreement, Amdocs shall be responsible for providing the facilities, personnel, Equipment, Software, technical knowledge, expertise and other resources necessary to provide the Services.

         (d) AMDOCS RESPONSIBILITY. [**] in this Agreement, Amdocs shall [**] in accordance with this Agreement [**].

         (e) EXCLUDED SERVICES. Commencing on the Commencement Date, SBC shall perform the Excluded Services. The Excluded Services shall consist of the services as set forth in SCHEDULE I, as they may evolve during the term of this Agreement or be supplemented, enhanced, modified or replaced.

4.2      MODERNIZATION SERVICES

         (a) MODERNIZATION SERVICES. During the Modernization Period, Amdocs shall perform the Modernization Services described in the Modernization Plan in accordance with the Modernization Milestones. Amdocs shall perform the Modernization Services in accordance with relevant provisions of the Schedules

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                                                           Agreement No.02026409

                  to this Agreement governing the performance of the Outsourcing Services (e.g., the application development and maintenance provisions of Part 1 of SCHEDULE E). [**] in the Modernization Plan [**] in the Amdocs Response, [**] of the Modernization Services to be performed, [**] the scope of Modernization Services shall be [**]. During the Modernization Period, [**] in the Modernization Plan. Unless otherwise agreed, [**] parties in connection with the Modernization, [**] in the Modernization Plan as [**] as further set forth in the Modernization Plan, including [**]); and (ii) be included [**]. At a minimum, the [**] the Modernization Services must [**] in the Modernization Plan.

         (b) MODERNIZATION PLAN. The Modernization Plan identifies, among other things, (i) the Modernization Services activities to be performed by Amdocs and the significant components and subcomponents of each such activity; (ii) the Deliverables to be completed by Amdocs; (iii) the date(s) by which each such activity or Deliverable is to be completed (the "MODERNIZATION MILESTONES"); (iv) the contingency or risk mitigation strategies to be employed by Amdocs in the event of disruption or delay; (v) any Modernization Services responsibilities to be performed or Modernization Services resources to be provided by SBC; (vi) the Testing plan; and (vii) a more detailed work plan to be provided in accordance with the requirements in SCHEDULE A.

         (c) PERFORMANCE. Amdocs shall perform the Modernization Services in a manner that will not (i) materially disrupt or adversely impact the business or operations of SBC or the Eligible Recipients, (ii) disrupt the sales and/or printing processes and cycles inherent in SBC's business, (iii) materially degrade any of the Services then being received by SBC and the Eligible Recipients, (iv) materially disrupt or interfere with SBC and the Eligible Recipients' ability to obtain the full benefit of the Services, except as may be otherwise specifically provided in the Modernization Plan or as otherwise agreed by the Parties, or (v) degrade the Service Levels. [**], Amdocs shall [**] in Amdocs' plans, [**] under this Agreement). Amdocs shall identify and resolve, with SBC's reasonable assistance, any problems that may impede or delay the timely completion of each task in the Modernization Plan that is Amdocs' responsibility and shall use all commercially reasonable efforts to assist SBC with the resolution of any problems that may impede or delay the timely completion of each task in the Modernization Plan that is SBC's responsibility. Amdocs shall promptly bring to the attention of the SBC Contract Office any actual or potential delays in the Modernization Plan or Modernization Services or any actual or potential defects in the Modernization Services or the Developed Materials, regardless of whether such delays or defects are caused by Amdocs, SBC and/or any third party. SBC shall promptly notify Amdocs in the event it determines that SBC will be delayed in, or incapable of, performing any of its obligations under the Modernization Plan.

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                                                           Agreement No.02026409

         (d) REPORTS. Amdocs shall regularly report to SBC on its progress in performing its responsibilities and meeting the timetable set forth in the Modernization Plan. Amdocs also shall provide written reports to SBC at least monthly regarding such matters, and shall provide oral reports more frequently if reasonably requested by SBC. [**] any information [**] set forth in the Modernization Plan, [**] therewith.

         (e) [**] the Modernization Plan [**] (as identified in the Modernization Plan) by the [**], [**], commencing on the [**] Date, [**]. The Parties agree that such [**] are [**] as of the date of this Agreement of the [**] in the event the respective [**] is not met and shall be [**] for [**] in meeting the [**]. In no event will Amdocs [**].[**]

         (f) DEFINED MATERIAL BREACH. Subject to the provisions [**] (as identified in the Modernization Plan) within [**] after the [**] Date for the [**] within six (6) months after the [**] Date for the [**] shall be [**] this Agreement [**]. The Parties agree that [**] pursuant to [**] as of the date of this Agreement of the [**]. Following [**] during the period in which [**]. The statement in this SECTION 4.2(f) (or elsewhere in this Agreement) that [**] of this Agreement [**] by this Agreement.

4.3      TRANSITION SERVICES.

         (a) TRANSITION. During the Transition Period, Amdocs shall perform the Transition Services and provide the deliverables described in the Transition Plan. [**] described in the Transition Plan [**] of the Transition Services [**] of the Transition Services in accordance with this Agreement, [**] of the Transition Services, [**] in the Transition Plan. During the Transition Period, SBC will perform those tasks which are designated to be SBC's responsibility in the Transition Plan. Unless otherwise agreed, SBC shall not incur any charges, fees or expenses payable to Amdocs or third parties in connection with the Transition Services, other than those charges, fees and expenses specified in SCHEDULE J and those incurred by SBC in connection with its performance of tasks designated in the Transition Plan as SBC's responsibility.

         (b) TRANSITION PLAN. The Transition Plan identifies, among other things, (i) the transition activities to be performed by Amdocs and the significant components and subcomponents of each such activity, (ii) the deliverables to be completed by Amdocs, (iii) the date(s) by which each such activity or deliverable is to be completed (the "TRANSITION MILESTONES"),
                  (iv) the contingency or risk mitigation strategies to be employed by Amdocs in the event of disruption or delay, and
                  (v) any transition responsibilities to be performed or transition resources to be provided by SBC. Thereafter, [**] after the Effective Date, Amdocs shall prepare and deliver to SBC for SBC's review, comment and approval a detailed work plan

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                                                           Agreement No.02026409

                  based on and consistent with the Transition Plan. Such detailed work plan shall become a part of the Transition Plan and be incorporated therein.

         (c) PERFORMANCE. Amdocs shall perform the Transition Services described in the Transition Plan in accordance with the Transition Milestones set forth therein. Amdocs shall provide all cooperation and assistance reasonably required or requested by SBC in connection with SBC's evaluation or testing of the deliverables set forth in the Transition Plan. Amdocs shall perform the Transition Services so as to avoid or minimize to the extent possible (i) any material disruption to or adverse impact on the business or operations of SBC or the Eligible Recipients, (ii) any degradation of the Services then being received by SBC or the Eligible Recipients, or (iii) any material disruption or interference with the ability of SBC or the Eligible Recipients to obtain the full benefit of the Services, except as may be otherwise provided in the Transition Plan. [**], Amdocs shall [**] in Amdocs' plans, [**] under this Agreement). Amdocs shall identify and resolve, with SBC's reasonable assistance, any problems that may impede or delay the timely completion of each task in the Transition Plan that is Amdocs' responsibility and shall use all commercially reasonable efforts to assist SBC with the resolution of any problems that may impede or delay the timely completion of each task in the Transition Plan that is SBC's responsibility.

         (d) REPORTS. Amdocs shall [**] report on its progress in performing its responsibilities and meeting the timetable set forth in the Transition Plan. Amdocs also shall provide written reports to SBC [**] regarding such matters, and shall provide [**]. Promptly upon receiving any information indicating that Amdocs may not perform its responsibilities or meet the timetable set forth in the Transition Plan, Amdocs shall notify SBC in writing of material delays and shall identify for SBC's consideration and approval specific measures to address such delay and mitigate the risks associated therewith.

         (e) ADJUSTMENT. During the Transition Period, [**]. If Amdocs [**] will be [**].

         (f) TERMINATION FOR CAUSE. Notwithstanding the foregoing, SBC may terminate this Agreement for cause pursuant to the provisions set forth under SECTION 20.1(a) if Amdocs' failure to meet any Transition Milestone constitutes a material breach of this Agreement.

4.4      TERMINATION ASSISTANCE SERVICES.

         (a) AVAILABILITY. As part of the Services, [**], Amdocs shall provide to SBC or SBC's designee the Termination Assistance Services described in SECTION 4.4(b).

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                                                           Agreement No.02026409

                  (1) PERIOD OF PROVISION. Amdocs shall provide such Termination Assistance Services to SBC or its designee (i) commencing upon notice up to [**] prior to the expiration of this Agreement or on such earlier date as SBC may request and continuing for up to [**] following the effective date of the expiration of this Agreement, (ii) commencing upon any notice of termination (including notice based upon breach or default by SBC, breach or default by Amdocs or termination for convenience by SBC) of this Agreement, and continuing for up to [**] following the effective date of such termination of all or part of the Services, or (iii) commencing upon notice of termination of all or part of the Services [**] and continuing for up to [**] following the effective date of such termination.

                  (2) EXTENSION OF SERVICES. [**] the period following the effective date of any [**] Termination Assistance Services, provided that [**] the effective date and the [**] Termination Assistance Services
                           [**].[**]

                  (3) FIRM COMMITMENT. Amdocs shall provide Termination Assistance Services to SBC or its designee regardless of the reason for the expiration or termination of this Agreement; provided, if this Agreement is rightfully terminated by Amdocs under SECTION 20.1(b) for failure to pay amounts due under this Agreement, Amdocs may require SBC to pay in advance for Termination Assistance Services provided or performed under this SECTION 4.4. [**] Amdocs shall provide Termination Assistance Services [**]; provided that, [**], all such Termination Assistance Services shall be performed subject to and in accordance with the terms and conditions of this Agreement.

                  (4) PERFORMANCE. To the extent SBC requests Termination Assistance Services, such Services shall be provided subject to and in accordance with the terms and conditions of this Agreement. Amdocs shall perform the Termination Assistance Services with at least the same degree of accuracy, quality, completeness, timeliness, responsiveness and resource efficiency as it provided and was required to provide the same or similar Services during the term of this Agreement. [**] of this Agreement as to [**] and shall [**] until such time [**] pursuant to this SECTION 4.4, and further provided that [**] the Termination Assistance Services, [**].

         (b) SCOPE OF SERVICE. As part of the Termination Assistance Services, Amdocs will timely transfer the control and responsibility for all information technology functions and Services previously performed by or for Amdocs to SBC and/or SBC's designees by the execution of any documents reasonably necessary to effect such transfers. Additionally, Amdocs shall provide any and all reasonable assistance requested by SBC:

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                          except by written agreement.

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                                                           Agreement No.02026409

                           (i)      to assist SBC in operating the Systems
                           efficiently;

                           (ii) to minimize the interruption or adverse effect of the termination or expiration of this Agreement;

                           (iii) to transfer the Services to SBC and/or its designee(s) in an orderly fashion

                  In addition, in connection with such termination or expiration, Amdocs will provide the following assistance and Services at SBC's direction:

                  (1) GENERAL SUPPORT. Amdocs shall, at SBC's request (i) assist SBC in developing a written transition plan for the transition of the Services to SBC or SBC's designee, which plan shall include capacity planning, facilities planning, human resources planning, telecommunications planning and other planning necessary to effect the transition, (ii) perform programming and consulting services as requested to assist in implementing the transition plan, (iii) train personnel designated by SBC in the use of any Equipment, Software, Systems, Materials or tools used in connection with the provision of the Services,
                           (iv) catalog all Software, SBC Data, Equipment, Materials and tools used to provide the Services, (v) provide machine readable and printed listings and associated documentation for source code for Software owned by SBC and source code to which SBC is entitled under this Agreement (to the extent such source code has been made available to Amdocs and is required or necessary for the performance of the Services) and assist in its re-configuration, (vi) analyze and report on the space required for the SBC Data and the Software needed to provide the Services, (vii) assist in the execution of a parallel operation, data migration and testing process, (viii) create and provide copies of the SBC Data in Amdocs' control or possession in the format and on the media reasonably requested by SBC provide a complete and up-to-date, electronic copy of the Policy and Procedures Manual in the format and on the media reasonably requested by SBC, and (ix) provide other technical assistance as requested by SBC. [**].

                  (2) [**] of this Agreement [**]): (i) subject to the following two sentences, any [**] (which shall include all [**] from any SBC Site or any location to which Amdocs relocates Services previously performed at an SBC Site) within the 12-month period prior to the expiration or termination date; and (ii) any [**]) shall [**] services (i.e., - [**]) for the [**]. SBC and Amdocs [**] shall be [**]. Amdocs shall [**] and shall[**], if any, [**]. SBC

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                          except by written agreement.

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                                                           Agreement No.02026409

                           [**] shall have [**]. SBC shall [**] that is [**] under this Agreement. [**] after the Term, Amdocs [**] or [**] by Amdocs

                  (3) [**]SOFTWARE. Subject to and in accordance with the provisions of SECTION 14.6 and SECTION 6.4(c), Amdocs shall provide, and hereby grants to, SBC, the Eligible Recipients and/or SBC's designee certain license, sublicense and/or other rights to certain Software and other Materials used by Amdocs, Amdocs Affiliates or Subcontractors in performing the Services, including, where SBC had the right thereto, [**] to such Software or other Materials [**]. Such Software and other Materials shall be transferred in Good Working Order as of the expiration or termination date or the completion of any Services requiring such Software and other Materials requested by SBC under SECTION 4.4(b)(7), whichever is later.

                  (4) [**] the Services (which shall include [**]). Such [**], as of the [**] requiring such [**]. Amdocs shall [**] so as to be [**], or for [**] to be provided [**]. In the case of [**], Amdocs shall [**]. Such [**], the Parties shall [**]. In the case of [**], Amdocs shall [**] that the [**] thereunder have been made [**] at the time.

                  (5) [**]. Amdocs shall [**] on the Commencement Date, [**]. [**] shall be [**] of any [**].

                  (6) AMDOCS SUBCONTRACTS AND THIRD PARTY CONTRACTS. Amdocs shall inform SBC of Third Party Contracts used by Amdocs, Subcontractors or Amdocs Affiliates to perform the Services. Subject to SECTION 6.4(c), Amdocs shall, at SBC's request, cause any such Subcontractors or Amdocs Affiliates to permit SBC or its designees to assume prospectively any or all such contracts or to enter into new contracts with SBC or its designees [**]. Amdocs shall, to the maximum extent possible, so assign the designated subcontracts and Third Party Contracts to SBC or its designee as of the expiration or termination date or the completion of any Termination Assistance Services requiring such subcontracts or Third Party Contracts requested by SBC under SECTION 4.4(b)(7), whichever is later. [**]. Amdocs shall (i) represent and warrant that it is not in default under such subcontracts and Third Party Contracts, (ii) represent and warrant that all payments thereunder through the date of assignment are current, (iii) represent and warrant that no payments or charges shall be payable by SBC to Amdocs (or such third party contractor) for benefits or services received by Amdocs under such subcontracts and Third Party Contracts prior to the date of assignment, and (iv) notify SBC of any Subcontractor or third party contractors defaults with respect to such subcontracts and Third Party Contracts of which it is aware at the time.

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                                                           Agreement No.02026409

                  (7)      EXTENSION OF SERVICES. During the period set forth in
                           SECTION 4.4(a)(1) SECTION 4.4(A)(2), Amdocs shall provide to the Eligible Recipient(s), at SBC's request, any or all of the Services being performed by Amdocs prior to the expiration or termination date. [**], SBC will [**] would have been[**] for such Services [**] of the Services be provided [**] SBC will [**] of the Services [**].

                  (8) RATES AND CHARGES. [**] in accordance with this Agreement, SBC shall pay Amdocs [**]. To the extent [**] Amdocs Personnel (provided, however that Amdocs [**] there will be [**] be provided by Amdocs [**] to be performed by Amdocs, [**].

                  (9) REPRESENTATION AND WARRANTY. Amdocs represents and warrants that (a) the Software and Equipment to be offered to SBC under this SECTION 4.4(b) will be the same or substantially the same Software and Equipment that will have been used by Amdocs immediately prior to the expiration or termination date or the completion of any Services requiring such Software or Equipment requested by SBC under Section 4.4(b)(8), whichever is later, and that will be required and relevant in order for SBC or its designee to provide the Services as of such date, and (b) such Software and Equipment, shall be sufficient on the date all Services are completed under this Agreement for SBC or its designee to provide the Outsourcing Services to be provided on such date.

         (c) SURVIVAL OF TERMS. This SECTION 4.4 shall survive termination/expiration of this Agreement.

4.5      USE OF THIRD PARTIES.

         (a) [**]. Nothing in this Agreement [**], and notwithstanding anything to the contrary contained herein, this Agreement [**] described in this Agreement [**] in this Agreement [**] as set forth in this SECTION 20.6.

         (b) AMDOCS COOPERATION. Amdocs shall fully cooperate with and work in good faith with SBC or SBC Third Party Contractors as described in SCHEDULE E or requested by SBC [**]. Such cooperation shall include: (i) timely providing access to any facilities being used to provide the Services, as necessary for SBC personnel or SBC Third Party Contractors to perform the work assigned to them; (ii) timely providing reasonable electronic and physical access to the business processes and associated Equipment, Software [**] and/or Systems to the extent necessary and appropriate for SBC personnel or SBC Third Party Contractors to perform the work assigned to them;
                  (iii) timely providing written requirements,

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                                                           Agreement No.02026409

                  standards, policies or other documentation for the business processes and associated Equipment, Software or Systems procured, operated, supported or used by Amdocs in connection with the Services; (iv) [**]; or (v) any other cooperation or assistance reasonably necessary for SBC personnel or SBC Third Party Contractors to perform the work in question. SBC personnel and SBC Third Party Contractors shall comply with Amdocs' security and confidentiality requirements, and shall, to the extent performing work on Software, Equipment or Systems for which Amdocs has operational responsibility, comply with Amdocs' standards, methodologies, and procedures.

         (c) NOTICE BY AMDOCS. Amdocs shall immediately notify SBC when it becomes aware that an act or omission of SBC or an SBC Third Party Contractor will cause, or has caused, a problem or delay in providing the Services, and shall use commercially reasonable efforts to work with SBC and the SBC Third Party Contractor to prevent or circumvent such problem or delay. Amdocs shall cooperate with SBC and SBC Third Party Contractors to resolve differences and conflicts arising between the Services and other activities undertaken by SBC or SBC Third Party Contractors. If, despite the foregoing efforts of Amdocs and SBC, Amdocs' performance of the Services is adversely impacted by the performance of work by SBC or any such SBC Third Party Contractor on any Software or Equipment, Amdocs' failure to perform its responsibilities under this Agreement (including its responsibility for associated Service Level [**]) [**] during such period [**] (i) Amdocs' providing SBC reasonable notice in writing of any such Amdocs non-performance or anticipated inability to perform, and (ii) Amdocs' continuing to use commercially reasonable efforts to perform the Services or perform a work around for such acts or omissions. [**] Amdocs [**] that Amdocs [**], SBC shall [**] Amdocs [**] by Amdocs [**], provided that, (i) Amdocs [**]; and (ii) Amdocs [**].

4.6      TESTING AND ACCEPTANCE TEST PROCEDURES.

         (a) TESTING. At the end [**] and in accordance with the Modernization Plan and [**] in accordance with such Order, SBC, with Amdocs' cooperation and support shall conduct Testing of the Deliverables thereunder (and with respect to [**], the Amdocs System) to determine if such Amdocs System and Deliverables are in Compliance. If any Testing reveals any Noncompliance, Amdocs shall (i) remedy such Noncompliance as promptly as reasonably possible; (ii) resubmit the Amdocs System or Deliverable for review and Testing; and (iii) ensure, until Acceptance of such Modernization Milestone, that the existing SBC Systems to be replaced pursuant to the Modernization Milestone continue to provide the Services [**]. The Parties will work together to agreed upon a Schedule to remedy, within [**], the Noncompliance (or such other commercially reasonable

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                                                           Agreement No.02026409

                  time period agreed to by the Governance Team) after the earlier of: (i) notice of Noncompliance from SBC; or (ii) Amdocs' discovery of such Noncompliance. The cost of any cooperation, support or remedial action or additional Testing required under this SECTION 4.6(a) shall be [**] under this[**]Agreement, [**]. Any extension by SBC of the Acceptance Test Period (not caused or the result of Noncompliance caused by Amdocs) and the resulting impact of such extension of the Acceptance Testing Period (including on Amdocs' Schedule of delivery of future Modernization Milestones) shall be subject to the provisions of SECTION 9.5. Amdocs shall provide SBC with an estimate of such impact. Amdocs shall not be deemed to have failed to meet any Modernization Milestone to the extent such failure is caused by SBC's extension of an Acceptance Test Period excluding incidents caused by or the result of Noncompliance caused by Amdocs. [**], Amdocs shall [**] pursuant to [**].

         (b) ACCEPTANCE PROCEDURES. During the testing period set forth in Schedule A (or the applicable order) SBC shall test deliverable(s) after receipt of the notice of completion for such deliverable(s) ("Acceptance Test Period"). If the deliverables successfully complete the acceptance tests during the acceptance test period, SBC shall indicate its written acceptance thereof and deliver such acceptance to Amdocs. In no event will [**]. Any disputes regarding compliance of deliverables shall be referred for resolution to the escalation process set forth in Part 5 of Schedule E, [**]. For the avoidance of doubt, [**]

4.7      ON-SITE SUPPORT.

         Amdocs shall [**] in accordance with [**] to the Commencement Date.

5.       [**].

5.1      AMDOCS RESPONSIBILITY.

         [**], Amdocs shall assume primary responsibility for all administrative activities necessary to obtain [**]. SBC will cooperate with and assist Amdocs in obtaining the [**] by executing certain written communications and other documents prepared or provided by Amdocs and SBC. [**]l, Amdocs shall [**] Amdocs has [**].

5.2      FINANCIAL RESPONSIBILITY.

         The responsibility for [**] and/or [**] shall be [**], and the parties [**].

5.3      CONTINGENT ARRANGEMENTS.

         [**], Amdocs and SBC [**], then, [**], Amdocs shall [**] as are necessary [**] SBC and Amdocs[**] following the Commencement Date, then [**] SBC shall [**] and/or [**], and any [**] to SBC[**] to SBC [**] SBC to [**] Amdocs. [**]SBC [**] responsibility

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         for such Services, [**]SBC may [**] Amdocs [**] SBC [**] SBC to [**].
         [**] shall be as set forth [**] SBC [**] for all purposes. [**] for which [**] SBC. Except as otherwise expressly provided herein, [**] under this Agreement.

6. FACILITIES, SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED WITH THE PROVISION OF SERVICES.

6.1      SERVICE FACILITIES.

         (a)      SERVICE FACILITIES. The Services shall be provided at or from
                  (i) the SBC Facilities described on SCHEDULE O.1, (ii) the service locations owned or leased by Amdocs and described on SCHEDULE O.2, each of which must be approved in advance by SBC, or (iii) any other service location approved by Amdocs and SBC.

         (b) SBC FACILITIES. SBC shall provide Amdocs with the use of and access to the SBC Facilities (or equivalent space) described in SCHEDULE O.1 for the periods specified therein solely as necessary for Amdocs to perform its obligations under this Agreement, to perform other services for SBC and its Affiliates and Amdocs' general internal administrative activities (e.g., corporate human resources and legal services). Amdocs [**] after the Commencement Date. Amdocs shall [**]. SBC shall [**] in connection with [**]. Notwithstanding the foregoing, Amdocs shall [**] with Amdocs, and shall [**] provided for [**] under this Agreement shall [**]. In addition, [**] Amdocs shall [**]. Amdocs [**] on the Commencement Date, [**] will be provided to Amdocs [**], Amdocs [**] of this Agreement [**]; provided, however, that [**]. EXCEPT AS OTHERWISE SET FORTH HEREIN [**] BY AMDOCS, [**].

         (c) NO LEASE. This Agreement is a services agreement and is not intended to and will not constitute a lease of any real property. Amdocs: (i) has been granted only a license to occupy the SBC Facilities; (ii) has not been granted any real property interest in the SBC Facilities; and (iii) [**].

         (d) CHANGES TO LEASE TERMS. [**] Amdocs [**], SBC shall [**], subject to the [**] from, and the [**], Amdocs shall [**] to Amdocs hereunder [**].

         (e) FURNITURE, FIXTURES AND EQUIPMENT. The office facilities provided by SBC for the use of Amdocs Personnel will be maintained in good working order and will be generally comparable to the office space occupied by (i) the Transitioned Employees prior to the Commencement Date or (ii) the then-standard office space occupied by similarly situated SBC employees. Amdocs shall be permitted to use the office furniture being used by the Transitioned Employees as of the Commencement Date to furnish such office space. [**] for providing all other

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                  office furniture and fixtures needed by Amdocs or Amdocs
                  Personnel (including Transitioned Employees) to provide the Services, and for all upgrades, replacements and additions to such furniture or fixtures; provided that such furniture and fixtures must be [**] by SBC and meet SBC's then-current standards; and provided further that Amdocs shall use commercially reasonable efforts to purchase and use [**], if [**] to other furniture and fixtures reasonably and commercially [**]. Amdocs Personnel using the office facilities provided by SBC will be accorded reasonable access to the communications wiring in such facilities (including fiber, copper and wall jacks) and the use of certain shared office equipment and services, such as photocopiers, local and long distance telephone service for SBC-related (domestic U.S.A.) calls, telephone handsets, mail service, office support service (e.g., janitorial), heat, light, and air conditioning ("UTILITY RESOURCES"); [**]. SBC shall notify Amdocs if SBC believes [**]. The allocation between the Parties of responsibility for any [**].

         (f) DATA CENTER [**]. SBC shall provide, and Amdocs shall obtain from SBC and use, the [**] provided by SBC at the [**] as set forth in SCHEDULE I. The SBC [**] shall include the SBC owned/managed [**], including [**]. In connection with providing the SBC [**], SBC shall provide, and Amdocs shall obtain from SBC and use, SBC's personnel to provide on site, [**]). Amdocs personnel will be responsible for [**]).

         (g) AMDOCS' USE OF SBC IT [**]. Access to the Amdocs System located in the [**] environment for Amdocs Personnel will be limited by [**]. Amdocs Personnel will not be permitted to [**]. Amdocs will retain overall responsibility for the integrity of the Amdocs System residing in the SBC IT Managed Data Center environment. SBC will retain overall responsibility for the SBC IT Managed Data Center environment, the connection to that environment and the integrity of that environment. Amdocs' administrative and/or personnel's use and access to the environment will be [**]. While access will be [**], Amdocs will be provided access as required for Amdocs [**] and for Amdocs to be able to [**]. No Amdocs Personnel will be located [**] at the SBC IT [**]. SBC will [**] as needed for Amdocs' Personnel, vendors or other entities needing [**] to the Amdocs System in the [**]. Amdocs will provide and maintain [**] of Amdocs Personnel and/or vendors requiring [**].

         (h) AMDOCS' USE OF SBCDO [**]. Access to the [**] located in the SBCDO [**] environments for Amdocs Personnel will be permitted but Amdocs will be required to adhere to SBC Rules governing [**]. Amdocs Personnel will not be permitted to [**]. Amdocs will retain overall responsibility for the [**] of the [**]. SBC will retain overall responsibility for the SBCDO [**]. Amdocs' administrative and/or Amdocs Personnel's use and access to the environments

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distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

                  will be [**]. Amdocs will be provided [**] as required for Amdocs to ensure the [**]. Amdocs Personnel will be located [**] at the SBCDO [**]. SBC will [**] as needed for Amdocs' Personnel, vendors or other entities needing [**] the SBCDO [**] to provide other services to the [**]. Amdocs will provide and maintain an [**] to SBC of Amdocs Personnel and/or vendors requiring [**].

         (i) AMDOCS' RESPONSIBILITIES REGARDING [**]. To the extent any Equipment provided or used by Amdocs or Amdocs Personnel (except for SBC Provided Equipment) is connected directly to the [**], such Equipment shall be (i) subject to [**] by SBC,
                  (ii) in strict compliance with [**], and (iii) in strict compliance with [**]. Amdocs shall not [**].

         (j) AMDOCS' RESPONSIBILITIES. Except as provided in SECTIONS 6.1(a), (b), (e), (f), (g) and (h) and SECTION 6.5, Amdocs shall be responsible for providing all furniture, fixtures, equipment, space and other facilities required to perform the Services and all upgrades, improvements, replacements and additions to such furniture, fixtures, equipment, space and facilities. Without limiting the foregoing, Amdocs shall (i) provide all maintenance, site management, site administration and similar services for the Amdocs owned or controlled facilities, and (ii) provide uninterrupted power supply services for the designated Software, Equipment, Systems at the Amdocs owned or controlled facilities.

         (k) PHYSICAL SECURITY. SBC is responsible for the physical security of the SBC Facilities and Sites; provided, that Amdocs shall be responsible for the safety and physical access and control of the areas that Amdocs is using in performing the Services (excluding the SBC IT Managed Data Centers, the SBCDO Managed Data Centers) and Amdocs shall not permit any person to have access to, or control of, any such area unless such access or control is permitted in accordance with control procedures approved by SBC or any higher standard agreed to by SBC and Amdocs (all to the extent that SBC provides Amdocs the physical ability to limit access and control over such areas). Amdocs shall be solely responsible for compliance by Amdocs Personnel with such control procedures, including obtaining advance approval to the extent required.

         (l) SECURITY. Except as provided in SECTION 6.1(j), Amdocs shall maintain and cause Amdocs Personnel to adhere to the operational, safety and security standards, requirements and procedures then in effect at the SBC Facilities described in
                  SECTION 6.1(a), as such standards, requirements and procedures may be modified by SBC from time to time (to the extent Amdocs has received written notice of such standards, requirements and procedures or modifications thereof).

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distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

         (m) EMPLOYEE SERVICES. Subject to applicable security requirements, SBC will permit Amdocs Personnel to use certain employee facilities [**] at the SBC Facilities that are [**]. The employee facilities in question [**] of Amdocs Personnel's permitted use shall be specified in writing by SBC and shall be subject to modification [**]. Amdocs Personnel will not be permitted to use employee facilities designated by SBC [**]USE OF SBC FACILITIES. Unless Amdocs obtains SBC's prior written agreement, which may be withheld by SBC in its sole discretion, Amdocs shall use the SBC Facilities, and the Equipment and Software located therein, [**] to SBC, SBC Affiliates and the Eligible Recipients, [**]. SBC reserves the right, upon at least [**], to relocate an SBC Facility from which the Services are then being provided by Amdocs to another geographic location; provided that, in such event, [**]. In such event, SBC shall [**]; provided that Amdocs notifies SBC of such [**], obtains SBC's approval prior to [**]; and uses commercially reasonable efforts to [**]. SBC also reserves the right to direct Amdocs to [**] provided by Amdocs and to thereafter [**]. In such event, any [**] provided that Amdocs notifies SBC of such [**], obtains SBC's approval prior to [**].

         (n) CONDITIONS FOR RETURN. Upon any vacation by Amdocs of SBC Facilities, Amdocs shall return such SBC Facilities (including any improvements to such facilities made by or at the request of Amdocs) to SBC in substantially the same condition as when such facilities were first provided to Amdocs, subject to reasonable wear and tear and any improvements to such facilities made by or at the request of Amdocs; provided, however, that Amdocs shall not be responsible for the acts of SBC or its personnel or subcontractors (other than Amdocs and its Subcontractors and Affiliates) causing damage to such facilities.

         (o) NO VIOLATION OF LAWS. Amdocs shall (i) treat, use and maintain the SBC Facilities in a reasonable manner, and (ii) ensure that neither Amdocs nor any of its Subcontractors commits, and use all reasonable efforts to ensure that no third party commits, any act in violation of any Laws in such Amdocs occupied SBC Facility or any act in violation of SBC's insurance policies or in breach of SBC's obligations under the applicable real estate leases in such Amdocs occupied SBC Facilities (in each case, to the extent Amdocs has received notice of such insurance policies or real estate leases or should reasonably be expected to know of such obligations or limitations).

         (p) ASSET INVENTORY REPORT AND MANAGEMENT SYSTEM. Amdocs shall complete development of the Asset Inventory Management System by the end of the [**] period after the Commencement Date. Amdocs shall provide SBC with [**] access to the Asset Inventory Management System. In the interim, Amdocs shall provide to SBC upon each anniversary of the Effective Date a full written

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distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

                  inventory in electronic format of all Equipment and Software used by Amdocs to provide the Services or for which Amdocs has administrative or financial responsibility in connection with this Agreement.

6.2      USE OF AMDOCS FACILITIES.

         During the term of this Agreement, Amdocs will provide to SBC [**] (i) reasonable use of Amdocs facilities at Amdocs sites where the Services are being performed and (ii) access to reasonable work/conference space at Amdocs sites where the Services are being performed, for the conduct of SBC's activities related to this Agreement.

6.3      SBC RULES/EMPLOYEE SAFETY.

         (a) SBC RULES AND COMPLIANCE. In performing the Services and using the SBC Sites, Amdocs shall observe and comply with all SBC policies, rules and regulations applicable to SBC Sites or the provision of the Services, including those set forth on SCHEDULE E.3 and those applicable to specific SBC Sites, all as have been provided to Amdocs in writing (collectively, "SBC RULES"). The Parties acknowledge and agree that, as of the Commencement Date, SBC has fully informed Amdocs as to the SBC Rules, as provided through SCHEDULE E.3 and has provided Amdocs complete copies of the SBC Rules. Amdocs shall be responsible for the promulgation and distribution of SBC Rules to Amdocs Personnel as and to the extent necessary and appropriate. Additions or modifications to the SBC Rules may be communicated by SBC in writing to Amdocs or Amdocs Personnel or may be made available to Amdocs or Amdocs Personnel by posting at an SBC Site, electronic posting or other means generally used by SBC to disseminate such information to its employees or contractors. Amdocs and Amdocs Personnel shall observe and comply with such additional or modified SBC Rules. To the extent that any such additions or modifications materially increase Amdocs' aggregate costs in performing the Services or Amdocs' responsibilities hereunder, the Parties will address such impact through the provisions applicable to New Services under SECTION 9.5.

         (b) HEALTH AND SAFETY COMPLIANCE. Amdocs and Amdocs Personnel shall familiarize themselves with the premises and operations at each SBC Site at or from which Services are rendered and the SBC Rules applicable to each such Site. Upon Amdocs' request, SBC shall provide Amdocs with the Material Safety Data Sheets (MSDSs) for any hazardous chemical, as that term is defined under the Occupational Health and Safety Act
                  (OSHA), present at any SBC Site. Amdocs is hereby notified that SBC Sites constructed prior to 1981 contain asbestos containing materials (ACM) and/or presumed ACM (PACM) and may also contain both natural and artificial conditions and activities involving risk of harm.

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

                  Should Amdocs' performance of Services require Amdocs Personnel to disturb or contact ACM/PACM for which SBC has no immediate plans to disturb or contact for other purposes, [**]:

                  (i) Contacting the appropriate SBC representative responsible for the SBC Site to determine the presence, location, and quantity of ACM/PACM that Amdocs Personnel may reasonably be expected to work in or adjacent to;

                  (ii) Informing Amdocs Personnel of the presence, location, and quantity of ACM/PACM present in the SBC Site that Amdocs Personnel may reasonably be expected to work in or adjacent to and the precautions to be taken to insure that airborne ACM/PACM is confined to the identified ACM/PACM area;

                  (iii) Informing the appropriate SBC representative responsible for the SBC Site and other employers or employees at the SBC Site of the presence, location, and quantity of any newly discovered ACM/PACM identified by Amdocs within twenty-four (24) hours of its discovery; and

                  (iv) Taking necessary safety precautions for Amdocs Personnel and assuring a safe place for performance of Services.

                  When performing Services at SBC Sites in California, Amdocs shall issue warnings in accordance with the California Safe Drinking Water and Toxic Enforcement Act of 1986 ("Proposition 65") to SBC personnel and the public at such SBC Sites for exposure to chemicals covered by Proposition 65 introduced by Amdocs or Amdocs Personnel to such SBC Sites. Such warnings may take the form of, but not be limited to, a MSDS for each such chemical.

                  VENDOR IS HEREBY WARNED IN ACCORDANCE WITH PROPOSITION 65 THAT EXPOSURE TO CHEMICALS MAY OCCUR AT SBC SITES. If requested, SBC shall make available to Amdocs and Amdocs Personnel a MSDS for chemicals covered by Proposition 65, if any, at SBC Sites in California, where Amdocs is providing Services. SBC shall also issue any additional Proposition 65 warnings required by Proposition 65 for exposure to chemicals introduced by SBC or SBC personnel to SBC Sites to Amdocs Personnel and the public when Amdocs Personnel are performing Services in SBC Sites in California. Amdocs shall issue appropriate warnings to inform and educate Amdocs Personnel entering SBC Sites of the above information in accordance with Environmental Laws. SBC and Amdocs shall cooperate on such warnings.

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

6.4      SOFTWARE.

         (a) FINANCIAL RESPONSIBILITY. Each Party shall be responsible for any third party fees or expenses on or after the Commencement Date associated with the provision of the Services described in this Agreement with respect to Software and related Third Party Contracts for which such Party is financially responsible under SCHEDULES E and E.1. Each Party also shall be responsible for any third party fees or expenses on or after the Commencement Date associated with new, substitute or replacement Software or related Third Party Contracts (including upgrades, enhancements, new versions or new releases of such Software) for which such Party is financially responsible under SCHEDULES E and E.1. With respect to Software licenses and related Third Party Contracts that are transferred to Amdocs by SBC or for which Amdocs otherwise assumes financial responsibility under this Agreement, including those listed on SCHEDULES F.2 and F.3, Amdocs shall
                  (i) pay all amounts becoming due under such licenses or related Agreements, and all related expenses (including any maintenance and/or support charges) relating to periods on or after the Commencement Date; (ii) rebate to SBC any prepayment of such amounts in accordance with SECTION 11.8(a); (iii) [**] on or after the Commencement Date; and (iv) be responsible for curing any defaults in Amdocs' performance under such licenses or contracts on or after the Commencement Date.

         (b) OPERATIONAL RESPONSIBILITY. With respect to Software and related Third Party Contracts for which Amdocs is operationally responsible under SCHEDULES E and E.1, subject to the provisions of SECTION 18.2(f) Amdocs shall be responsible for (i) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of such Software and related Third Party Contracts; (ii) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of new, substitute or replacement Software and related Third Party Contracts (including upgrades, enhancements, new versions or new releases of such Software); (iii) the performance, availability, reliability, compatibility and interoperability of such Software, in accordance with this Agreement, [**];
                  (iv) the compliance with and performance of all operational, administrative and contractual obligations specified in such licenses and contracts; (v) the administration and exercise as appropriate of all rights available under such licenses and agreements; and (vi) [**] under such Software Licenses [**] under this SECTION 6.4(b) (except to the extent that such failure [**].

         (c) RIGHTS UPON EXPIRATION/TERMINATION. With respect to all Amdocs licensed Third Party Software and related Third Party Contracts (including maintenance and support agreements for Software), Amdocs shall use all commercially

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

                  reasonable efforts to (i) obtain for SBC, the Eligible Recipients and SBC's designees (solely for such SBC designees' use for SBC and the Eligible Recipients and subject to reasonable confidentiality terms) the license, sublicense, assignment and other rights specified in SECTION 4.4(b)(3) on a perpetual basis, (ii) ensure that [**], [**], (iii) ensure that [**] to Amdocs, and at least sufficient for the [**] the Services, as well as the [**], and (iv) ensure that [**] of this Agreement [**] by Amdocs [**] or [**]. If Amdocs is [**] Amdocs to [**]. SBC shall [**] available for an [**] for the product to be obtained [**].

         (d) EVALUATION OF THIRD PARTY SOFTWARE. In addition to its obligations under SECTION 6.4(a) and (b) and in order to facilitate SBC's control of architecture, standards and plans pursuant to SECTION 9.4, Amdocs shall use all commercially reasonable efforts to evaluate a reasonable number on annual basis of Third Party Software selected by or for SBC to determine whether such Software will adversely affect SBC's operational environment and/or Amdocs' ability to provide the Services. Amdocs shall complete and report the results of such evaluation to SBC promptly, taking into consideration any applicable pressing business need or emergency situation.

         (e) [**]. With respect to all products and services procured by Amdocs [**] during the course of performing the Services, Amdocs shall use all commercially available efforts to [**] such products and services (including [**]) except to the extent otherwise agreed by SBC. If Amdocs is [**], it shall [**].

6.5      EQUIPMENT.

         (a) SBC PROVIDED EQUIPMENT. SBC shall provide Amdocs (at no additional charge to Amdocs) with the use of the SBC owned and leased Equipment identified on SCHEDULE O.3 (collectively, the "SBC PROVIDED EQUIPMENT") for the periods specified in such Schedule solely for and in connection with the provision of the Services. Notwithstanding the foregoing, except as provided in this Section and SECTIONS 6.5(A) and SECTION 6.1(a), (b) and (e), Amdocs shall (i) be responsible for providing all Equipment required to perform the Services and all upgrades, improvements, replacements and additions thereto; and (ii) [**]. Upon the expiration of the period specified in SCHEDULE O.3 for each item of SBC Provided Equipment (or when such SBC Provided Equipment is no longer required by Amdocs for the performance of the Services), Amdocs shall promptly return such SBC Provided Equipment to SBC in substantially the same condition (as it may have been modified or improved by Amdocs with SBC's approval) as when such SBC Provided Equipment was first provided to Amdocs, subject to reasonable wear and tear. THE SBC PROVIDED EQUIPMENT IS PROVIDED BY SBC TO AMDOCS IN GOOD WORKING ORDER, [**]. EXCEPT AS

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

                  OTHERWISE SET FORTH HEREIN, SBC EXPRESSLY DISCLAIMS ANY WARRANTIES, EXPRESSED OR IMPLIED, AS TO THE SBC PROVIDED EQUIPMENT, OR ITS CONDITION [**].

         (b) FINANCIAL RESPONSIBILITY. Each Party shall be responsible for third party fees or expenses (including maintenance and/or support charges, if any) on or after the Commencement Date associated with Equipment, Equipment Leases and related Third Party Contracts for which such Party is financially responsible under SCHEDULES E and E.1. Each Party also shall be responsible for any third party fees or expenses relating to periods on or after the Commencement Date associated with new, substitute or replacement Equipment, Equipment leases or related Third Party Contracts (including upgrades, enhancements or new releases of such Equipment) for which such Party is financially responsible under SCHEDULES E and E.1. With respect to Equipment, Equipment Leases and related Third Party Contracts that are transferred to Amdocs by SBC or for which Amdocs otherwise assumes responsibility under this Agreement, including the Equipment Leases and Third Party Contracts listed on SCHEDULES F.1 and F.2, Amdocs shall (i) pay all amounts becoming due with respect to such Equipment, leases or agreements, and all related expenses (including pro rata maintenance and/or support fees, if any), for periods on or after the Commencement Date; (ii) rebate to SBC any prepayment of such amounts in accordance with SECTION 11.8(a);
                  (iii) [**] after the Commencement Date; and (iv) be responsible for curing any defaults in Amdocs' performance with respect to such Equipment, leases or agreements on or after the Commencement Date.

         (c) OPERATIONAL RESPONSIBILITY. With respect to Equipment, Equipment Leases and related Third Party Contracts for which Amdocs is operationally responsible under SCHEDULES E and E.2, subject to the provisions of SECTION 18.2(f) Amdocs shall be responsible for (i) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of such Equipment, Equipment Leases and related Third Party Contracts; (ii) the evaluation, procurement, testing, installation, rollout, use, support, management, administration, operation and maintenance of new, substitute or replacement Equipment, Equipment Leases and related Third Party Contracts; (iii) the performance, availability, reliability, compatibility and interoperability of the Equipment and related Third Party Contracts, each in accordance with this Agreement, [**]; (iv) the compliance with and performance of all operational, administrative and contractual obligations with respect to such Equipment, leases and contracts, including nondisclosure obligations (to the extent under Amdocs' supervision or control); (v) the administration and exercise as appropriate of all rights available with respect to such Equipment or agreements; and
                  (vi) the [**] obligations under this SECTION 6.5(c) [**]

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                           Agreement No.02026409

         (d) RIGHTS UPON EXPIRATION/TERMINATION. With respect to all [**] to be used to provide the Services, Amdocs shall use all commercially reasonable efforts to (i) [**] in SECTION 4.4(b)(4), (ii) ensure that the [**], (iii) ensure that the [**], and (iv) ensure that [**] of this Agreement [**]. Except as specifically set forth in this Agreement, Amdocs shall [**]. If Amdocs is [**] Amdocs to [**]). SBC shall [**] for the product to be obtained [**]

         (e) EVALUATION OF THIRD PARTY EQUIPMENT. In addition to its obligations under SECTION 6.5(b) and (c) and in order to facilitate SBC's control of architecture, standards and plans pursuant to SECTION 9.4, Amdocs shall use all commercially reasonable efforts to evaluate a reasonable number on annual basis of Equipment selected by or for SBC to determine whether such Equipment will adversely affect SBC's operational environment and/or Amdocs' ability to provide the Services. Amdocs shall complete and report the results of such evaluation to SBC promptly, taking into consideration any applicable pressing business need or emergency situation.

         (f) [**]. With respect to all products and services procured by Amdocs [**] during the course of performing the Services, Amdocs shall use all commercially reasonable efforts to [**] such products and services [**] except to the extent otherwise agreed by SBC. If Amdocs is [**], it shall [**].

6.6      THIRD PARTY CONTRACTS.

         (a) FINANCIAL RESPONSIBILITY. In addition to the Third Party Contracts identified in SECTIONS 6.3(a) and 6.5 and SCHEDULE E, Amdocs shall be responsible for any third party fees or expenses on or after the Commencement Date associated with Third Party Contracts (excluding Third Party Contracts administered by Amdocs on a pass through basis, which are addressed in SECTION 11.2) used by Amdocs to provide the Services. Each Party also shall be responsible for any third party fees or expenses (including maintenance and/or support charges) on or after the Commencement Date associated with new, substitute or replacement Third Party Contracts for which such Party is financially responsible under SCHEDULES E and
                  E.1. With respect to Third Party Contracts that are transferred to Amdocs by SBC or for which Amdocs otherwise assumes financial responsibility under this Agreement, including those listed on SCHEDULE F.3, Amdocs shall (i) pay all amounts becoming due under such licenses or related Agreements, and all related expenses, for periods on or after the Commencement Date; (ii) rebate to SBC any prepayment of such amounts in accordance with SECTION 11.8(a); (iii) [**] after the Commencement Date; and (iv) be responsible for curing any defaults in Amdocs' performance under such contracts on or after the Commencement Date.

         (b) OPERATIONAL RESPONSIBILITY. With respect to the Third Party Contracts identified in SECTION 6.6(a) (excluding Third Party Contracts administered by Amdocs on a

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distribution within those companies or for distribution outside those companies
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                                                           Agreement No.02026409

                  pass-through basis, which are addressed in SECTION 11.2), and the services and products provided thereunder, subject to the provisions of SECTION 18.2(f), Amdocs shall, unless the Parties have otherwise agreed in SCHEDULE E, be responsible for (i) the evaluation, procurement, use, support, management, administration, operation and maintenance of such Third Party Contracts and any new, substitute or replacement Third Party Contracts; (ii) the performance, availability, reliability, compatibility and interoperability of such Third Party Contracts and the services and products provided thereunder;
                  (iii) the compliance with and performance of any operational, administrative or contractual obligations imposed on SBC or Amdocs under such Third Party Contracts, including nondisclosure obligations (to the extent under Amdocs' supervision or control); (iv) the administration and exercise as appropriate of all rights available under such Third Party Contracts; and (v) [**]obligations under this SECTION 6.6(a).

         (c) RIGHTS UPON EXPIRATION/TERMINATION. With respect to [**] to be used to provide the Services, Amdocs shall use all commercially reasonable efforts to (i) [**] the rights specified in SECTION 4.4(b)(6), (ii) ensure that the granting of such rights is [**], (iii) ensure that the [**] to Amdocs and [**], and (iv) ensure that [**] by Amdocs prior to the date [**]. If Amdocs is [**]Amdocs to provide [**]. SBC shall [**] for the product to be obtained [**]

         (d) TELECOMMUNICATION/IP SERVICES. To the extent Amdocs uses telecommunication services or IP-based services (e.g., IP bandwidth) in connection with the provision of the Services or the performance of the other obligations under this Agreement [**].

         (e) [**] With respect to all [**] services procured by Amdocs [**] during the course of performing the Services, Amdocs shall use all commercially reasonable efforts to [**] except to the extent otherwise agreed by SBC. If Amdocs is [**].

6.7      ASSIGNMENT OF LICENSES, LEASES AND RELATED AGREEMENTS.

         (a) ASSIGNMENT AND ASSUMPTION. On and as of the Commencement Date, SBC shall assign to Amdocs, and Amdocs shall assume and agree to perform all obligations related to, the Software licenses, Equipment Leases and Third Party Contracts for which Amdocs is financially responsible under SECTIONS 6.3(a), 6.5 and 6.6 and SCHEDULES E and E.1, including those listed on SCHEDULES F.2,
                  F.3 and F.4. SBC and Amdocs shall execute and deliver a mutually satisfactory assignment and assumption agreement with respect to such leases, licenses and agreements, evidencing the assignment and assumption provided for herein. SBC represents and warrants that (i) it is not in default under such licenses, leases and Third Party Contracts, (ii) all payments thereunder through the date of assignment are current, (iii) no payments or charges (including deferred payments) shall be payable by Amdocs to SBC (or such third party contractor) for benefits or services received by SBC under such licenses, leases and Third Party Contracts prior to the date of

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                  assignment, and (iv) it is not aware of any defaults with
                  respect to such license, leases and Third Party Contracts.

         (b) ITEMS NOT ASSIGNABLE BY COMMENCEMENT DATE. With respect to any such Software licenses, Equipment Leases or Third Party Contracts that can not, as of the Commencement Date, be assigned to Amdocs without breaching their terms or otherwise adversely affecting the rights or obligations of SBC or Amdocs thereunder, the performance obligations shall be deemed to be subcontracted or delegated to Amdocs until any requisite consent, notice or other prerequisite to assignment can be obtained, given or satisfied by Amdocs. It is understood that, from and after the Commencement Date, Amdocs, as a subcontractor or delegatee, shall be financially and operationally responsible for such Software license, Equipment Lease or Third Party Contract as SBC's agent pursuant to
                  SECTION 9.10(b). Amdocs shall use reasonable commercial efforts to satisfy the consent, notice or other prerequisites to assignment and, upon Amdocs doing so, the Software license, Equipment Lease or Third Party Contract shall immediately be assigned and transferred to and assumed by Amdocs.

         (c) NON-ASSIGNABLE ITEMS. If, after Amdocs using all commercially reasonable efforts for a reasonable period of time, a license, lease or agreement still cannot be assigned without breaching its terms or otherwise adversely affecting the rights or obligations of SBC or Amdocs thereunder, the Parties shall take such actions and execute and deliver such documents as may be necessary to cause the Parties to realize the practical effects of the allocation of responsibilities intended to be effected by this Agreement.

         (d) MODIFICATION AND SUBSTITUTION. Except as otherwise provided in this Agreement, Amdocs may terminate, shorten or extend the Software licenses, Equipment Leases and Third Party Contracts for which Amdocs is financially responsible under SCHEDULES E,
                  E.1 and E.2 of this Agreement and may substitute or change suppliers relating to goods or services covered thereby; provided that, except as otherwise [**] under such Software licenses, Equipment Leases or Third Party Contracts, (ii) shall [**]; and (iii) shall [**] the Services. Notwithstanding anything to the contrary herein, Amdocs shall [**], provided that [**].

6.8      LICENSE TO SBC OWNED SOFTWARE AND THIRD PARTY SOFTWARE.

         (a) LICENSE TO SBC OWNED SOFTWARE. As of the Commencement Date, SBC hereby grants Amdocs and, to the extent necessary for Amdocs to provide the Services, to Amdocs Affiliates or Subcontractors designated by Amdocs that sign a written agreement with Amdocs to be bound by all of the terms contained herein

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                  applicable to such Software (such agreement shall include the terms specified in this Section as well as those pertaining to the ownership of such Software and any derivative materials developed by the Parties, the scope and term of the license, the restrictions on the use of such Software, the obligations of confidentiality, etc.) a non-exclusive, non-transferable, royalty-free right and license during the term of this Agreement to access, use, operate, copy and store the SBC Owned Software for the express and sole purpose of providing the Services. Amdocs shall have no right to the source code to such SBC Owned Software unless and to the extent approved in advance by SBC. SBC Owned Software shall remain the sole and exclusive property of SBC. Amdocs and its Subcontractors shall not (i) use any SBC Owned Software for the benefit of any person or Entity other than SBC or the Eligible Recipients,
                  (ii) separate or uncouple any portions of the SBC Owned Software, in whole or in part, from any other portions thereof, or (iii) reverse assemble, reverse engineer, translate, disassemble, decompile or otherwise attempt to create or discover any source or human readable code, underlying algorithms, ideas, file formats or programming interfaces of the SBC Owned Software by any means whatsoever, without the prior approval of SBC, which may be withheld at SBC's sole discretion. Except as otherwise requested or approved by SBC, Amdocs and its Subcontractors shall cease all use of SBC Owned Software upon the expiration or termination of this Agreement and the completion of any Termination Assistance Services requested by SBC pursuant to SECTION 4.4(b)(7) and shall certify such cessation to SBC in a notice signed by an officer of Amdocs and each applicable Subcontractor. THE SBC OWNED SOFTWARE IS PROVIDED BY SBC TO AMDOCS IN GOOD WORKING ORDER, [**] FOR USE BY AMDOCS TO PROVIDE THE SERVICES.

         (b) LICENSE TO THIRD PARTY SOFTWARE. Subject to [**], SBC hereby grants to Amdocs, for the sole purpose of performing the Services and solely to the extent of SBC's underlying rights, the same rights of access and use as SBC possesses under the applicable software licenses with respect to SBC licensed Third Party Software. SBC also shall grant such rights to Affiliates and Subcontractors designated by Amdocs if and to the extent necessary for Amdocs to provide the Services; provided that, [**]. Amdocs and its Subcontractors shall comply with the duties, including use restrictions and those of nondisclosure, imposed on SBC by such licenses. In addition, [**] all of the terms contained herein [**] shall include the terms specified in this Section as well as those pertaining to the ownership of such Software [**]. Except as otherwise requested or approved by SBC (or the relevant licensor), Amdocs and its Subcontractors shall cease all use of such Third Party Software upon the expiration or termination of this Agreement and the completion of any Termination Assistance Services requested by SBC pursuant to
                  SECTION 4.4(b)(7). THE SBC LICENSED THIRD PARTY

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                  SOFTWARE IS PROVIDED BY SBC TO AMDOCS IN GOOD WORKING ORDER,
                  ON A [**]. EXCEPT AS OTHERWISE SET FORTH HEREIN, SBC EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES, EXPRESSED OR IMPLIED, AS TO SUCH SBC LICENSED THIRD PARTY SOFTWARE, OR THE CONDITION OR SUITABILITY OF SUCH SOFTWARE [**].

6.9      LICENSE TO AMDOCS OWNED MATERIALS AND THIRD PARTY SOFTWARE.

         As of the Commencement Date, Amdocs hereby grants to SBC and the Eligible Recipients, at no additional charge, a perpetual, non-exclusive, royalty-free right and license to access and/or use the Amdocs Owned Materials and, [**], the Third Party Software as to which Amdocs holds the license or for which Amdocs is financially responsible under this Agreement (including related documentation, methodology and tools) to the extent necessary to receive the full benefit of the Services during the term of this Agreement and any Termination Assistance Services period. In addition, [**], Amdocs hereby [**], a non-exclusive, royalty-free right and license to access and/or use such Materials (including related documentation, methodology and tools) during the term of this Agreement and any Termination Assistance Services period, exclusively for the benefit of SBC and the Eligible Recipients, as and to the extent necessary for such [**] to monitor, access, interface with or use the Materials and Software then being used by Amdocs. Amdocs Owned Materials shall remain the sole and exclusive property of Amdocs. Notwithstanding the foregoing, SBC shall [**]; provided, however, that Amdocs' [**] and provided further that Amdocs may, in its sole discretion, [**]; provided, further, that Amdocs shall [**] and shall otherwise [**].

6.10     STOCK PURCHASE AGREEMENT.

         Concurrently with this Agreement SBC and Amdocs are executing the Stock Purchase Agreement pursuant to which SBC shall transfer all equity interest [**] effective as of the last day of the Transition Period. In consideration for such conveyance, Amdocs agrees to pay SBC [**] according to the Schedule for payment set forth in the Stock Purchase Agreement. SBC shall [**] for the period prior to the Commencement Date. Except as otherwise expressly provided in this SECTION 6.10, [**] SHALL ON THE COMMENCEMENT DATE [**], INCLUDING WITHOUT LIMITATION WARRANTIES [**]. SBC represents and warrants that the [**]and are the same or substantially the same Software and Equipment used by SBC immediately prior to the Effective Date, and that they, collectively with the other Software and Equipment to be provided by SBC to Amdocs, shall be sufficient on the Commencement Date for Amdocs to provide the Outsourcing Services to be provided on the Commencement Date.

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6.11     NOTICE OF DEFAULTS.

         SBC and Amdocs shall promptly inform the other Party in writing of any material breach of, or misuse or fraud in connection with, any Third Party Contract, Equipment Lease or Third Party Software license used in connection with the Services of which it becomes aware and shall cooperate with the other Party to prevent or stay any such breach, misuse or fraud.

6.12 [**] If at any time after the Commencement Date, [**] should have been [**], then SBC shall have [**] for all purposes of this Agreement effective from and after the Commencement Date, provided that Amdocs shall [**] under this Section [**], for each Contract Year, [**] for such Contract Year. [**] for a Contract Year [**] for such Contract Year, Amdocs shall [**] for periods beginning on the Commencement
         Date).

7.       SERVICE LEVELS.

7.1      GENERAL.

         Amdocs shall perform the Services at (i) the levels of accuracy, quality, completeness, timeliness, responsiveness and productivity that meet high standards of the directory publishing software and software service industries or (ii) if higher, the documented or otherwise verifiable levels of accuracy, quality, completeness, timeliness, responsiveness and productivity received by SBC or the Eligible Recipients prior to the Commencement Date.

7.2      TRANSITION PERIOD REVIEW.

         (a) DELIVERY OF SERVICE LEVEL DOCUMENTATION. During the Transition Period, SBC will provide Amdocs with [**]("SERVICE LEVEL DOCUMENTATION"), [**]; provided, however, that [**].

         (b) [**] SERVICE LEVELS BASED ON SERVICE LEVEL DOCUMENTATION. If the Service Level Documentation does [**] Schedule G shall be amended accordingly.

         (c) [**] SERVICE LEVELS BASED ON [**]. If SBC does [**] during such period and SCHEDULE G shall be amended accordingly.

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                                                           Agreement No.02026409

(d) RESOLUTION OF DISPUTES REGARDING [**] SERVICE LEVELS. Any disputes regarding [**] service levels as set forth in Section 7.2(b) or Section 7.2(c) shall be resolved pursuant to the escalation process set forth in Part 5 of Schedule E, [**]

(e)      EFFECT OF [**] SERVICE LEVELS. Any amendment(s) made pursuant to
         Section 7.2(b) or Section 7.2(c) shall be effective [**] with respect to the [**] and shall apply [**] with respect to [**], Amdocs shall [**] provided, however, that [**] and pursuant to [**], the service level requirement [**] shall be [**]. for example, [**]

7.3      COMPLIANCE WITH SERVICE LEVELS.

         (a) ULTIMATE AMDOCS RESPONSIBILITY. Amdocs shall be responsible for meeting or exceeding the applicable Service Levels even where doing so is dependent on the provision of Services by its Subcontractors or, except as otherwise provided in SCHEDULE E.5.a, Managed Third Parties.

         (b) SERVICE LEVEL [**]. Amdocs recognizes that SBC is paying Amdocs [**], then Amdocs [**]specified in SCHEDULE G ("SERVICE LEVELS" and "[**]") in [**].

7.4      PROBLEM ANALYSIS.

         If Vendor fails to provide Services in accordance with the Service Levels and this Agreement, Vendor shall (after restoring service or otherwise resolving any immediate problem) (i) promptly investigate and report on the causes of the problem; (ii) provide a Root Cause Analysis of such failure as soon as practicable, after such failure or SBC's request (iii) use all commercially reasonable efforts to implement remedial action and begin meeting the Service Levels as soon as practicable; (iv) advise SBC of the status of remedial efforts being undertaken with respect to such problem; and (v) demonstrate to SBC's reasonable satisfaction that the causes of such problem have been or will be corrected on a permanent basis. Vendor shall [**]; provided that, [**], Vendor shall [**] and shall notify SBC [**]. At any event, [**]. Amdocs shall [**].

7.5      MEASUREMENT AND MONITORING.

         Amdocs shall implement measurement and monitoring tools and metrics as well as standard reporting procedures, all as set forth in SCHEDULE G or otherwise acceptable to SBC, to measure and report Amdocs' performance of the Services against the applicable Service Levels. SBC [**] shall have [**]. Amdocs shall [**]s. Amdocs also shall [**] by Amdocs [**]. SBC shall [**] with their use.

7.6      [**].

         (a) [**]. Within sixty (60) days after the Commencement Date, Amdocs shall [**] to be provided under this Agreement in accordance with [**] and shall [**]. [**]

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                                                           Agreement No.02026409

                  shall thereafter [**] hereunder. Thereafter, Amdocs shall [**] and procedures specified in [**]. Amdocs shall be [**] pursuant to this SECTION 7.6(a).

         (b)      [**]. [**] SECTION 7.6(a), SBC may [**] by SBC. [**], Amdocs
                  shall [**].

         (c) [**]. [**] pursuant to SECTION 7.6(a) or (a) [**], Amdocs shall [**]. SBC and Amdocs shall [**]; provided, that the [**]. Amdocs' [**] shall [**] Amdocs and the [**] shall be completed. Following [**], Amdocs will [**].

7.7      NOTICE OF DEFAULT.

         IF Amdocs [**] Under this agreement or any other [**], or (II) that has [**] Amdocs shall [**] and Amdocs and SBC shall [**].

8.       PROJECT PERSONNEL

8.1      TRANSITIONED PERSONNEL.

         (a)      [**].

                  (i) [**]. [**] after the Effective Date, Amdocs shall [**]. Included with [**]. Amdocs shall [**]s. Amdocs shall [**] In no event shall [**]. [**], Amdocs shall [**] hereunder.

                  (ii) [**]. [**], Amdocs shall [**] as a Transitioned Employee hereunder.

                  (iii) [**]. [**], Amdocs shall [**] as a Transitioned Employee hereunder.

                  (iv) [**]. [**], Amdocs shall [**] as a Transitioned Employee hereunder.

                  (v) [**]. Amdocs shall [**] in connection with this Agreement, [**].

                  (vi) [**]. [**]Amdocs shall [**] as a Transitioned Employee hereunder.

         (b) ADDITIONAL TRANSITIONED EMPLOYEES. [**] following the Commencement Date, [**] shall be as set forth in this ARTICLE 8, [**] as Transitioned Employees [**].

         (c) [**] TRANSITIONED EMPLOYEES. [**] following the Commencement Date, [**], one or[**]more Transitioned Employees[**]. Amdocs shall [**] any such Transitioned Employee. SBC shall [**].

         (d) [**]. Amdocs shall [**]Transitioned Employee [**] Amdocs shall [**] the[**]Transitioned Employees, [**] the Commencement Date, [**] the Commencement Date [**] Transitioned Employees [**] the Commencement Date, [**], provided, however, that Amdocs shall [**]. There shall be [**] the Commencement Date. For purposes of this provision, [**] the Transitioned Employee's[**]. Amdocs may, [**] with Amdocs. [**]Transitioned Employee [**], Amdocs may [**] Transitioned Employee [**] Transitioned Employee. If a Transitioned Employee's [**] by Amdocs [**] with Amdocs, Amdocs shall [**]Transitioned Employee [**] on the

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distribution within those companies or for distribution outside those companies except by written agreement.

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                  Effective Date, [**] the Transitioned Employee[**] on the date
                  [**]. For the purposes of the foregoing, [**] Transitioned Employees[**] to the Commencement Date, but Amdocs shall [**], provided, however, that Amdocs shall [**].

         (e)      [**]. This Agreement is not intended to [**]. Amdocs will
                  [**].

         (f)      [**]. To the extent [**] Amdocs, Amdocs shall [**] with this
                  ARTICLE 8.

         (g) [**]. [**], Amdocs shall have [**] the Commencement Date, [**]applicable contractor.

8.2      EMPLOYEE BENEFIT PLANS.

         (a) GENERAL. Except as otherwise provided in this ARTICLE 8, Amdocs shall [**] that are made [**]. Amdocs has [**]. During the term of this Agreement and any extensions thereof, [**] shall be, [**], except as provided below.

         (b) [**]. Except as otherwise provided in this ARTICLE 8, the [**], shall be[**], as applicable.

         (c) [**]. [**]. Subject to the [**] will be determined by Amdocs; provided, however, that [**] in accordance with SECTION 8.2(b), and [**]. SBC shall [**].

         (d)      Amdocs will [**]. Amdocs will [**] the Commencement Date.

         (e) [**]. SBC will [**] in accordance with the [**]. With respect to all **] as follows:

                  (i) SBC will [**] the Commencement Date, [**]Transitioned Employee [**]Amdocs will [**].

                  (ii) Amdocs will [**] in accordance with SECTION 8.2(e)(vi) [**]. Amdocs shall [**] after such date.

                  (iii) Amdocs will [**] in accordance with SECTION 8.2(e)(vi) [**]. Amdocs shall [**].

                  (iv) Amdocs will [**] in accordance with SECTION 8.2(e)(vi) [**].

                  (v) Amdocs will [**] in accordance with SECTION 8.2(e)(vi) [**]. Amdocs shall [**] by Amdocs.

                  (vi) [**] SECTION 8.2(e)(iii) and SECTION 8.2(e)(iv) shall [**] described in SECTION 8.2(e)(i), [**]. [**]
                           SECTION 8.2(e)(v) shall [**] described in SECTION 8.2(e)(i) above, [**].

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                                                          Agreement No. 02026409

         (f) [**]. [**], [**]. During the term of this Agreement, Amdocs shall [**]. Amdocs shall [**] in accordance with SECTION 8.2(b).

         (g)      [**]. [**] provided by Amdocs [**].

         (h) [**]. [**] Amdocs [**] as set [**]. SBC shall [**], Amdocs shall [**].

         (i)      [**]. [**] Amdocs [**].

         (j) [**]. Subject to the provisions of SECTION 8.1(a), [**] shall be [**] Amdocs [**] in accordance with SECTION 8.2(b) [**], Amdocs shall [**] would have [**] shall be [**]. For the purposes of the foregoing, [**] the Commencement Date, [**], provided, however, that Amdocs shall [**].

         (k)      [**]. [**].

         (l)      [**].

                  (i)      [**]. [**] as provided in the applicable [**].

                  (ii) [**]. Amdocs shall [**] for this purpose in accordance with SECTION 8.2(b).

         (m)      [**]. SBC will [**].

         (n)      [**]. Amdocs will [**].

8.3      OTHER EMPLOYEE MATTERS.

         As of the Employment Effective Date, the Transitioned Employees shall be employees of Amdocs for all purposes. Amdocs shall be responsible [**] for paying any compensation and remitting any income, disability, withholding and other employment taxes for such Transitioned Employees beginning on the Employment Effective Date. Unless otherwise agreed, SBC shall be responsible for (i) funding and distributing benefits under the SBC benefit plans in which Transitioned Employees participated prior to the Employment Effective Date, (ii) for paying any compensation and remitting any income, disability, withholding and other employment taxes for such Transitioned Employees and (iii) any other employment-related claim not arising out of the transactions contemplated by this Agreement for the period prior to the Employment Effective Date of such Transitioned Employee. Subject to Transitioned Employee consent where required, and subject to applicable Law, SBC shall provide Amdocs with such information in SBC's possession reasonably requested by Amdocs in order to fulfill its obligations under this ARTICLE 8.

8.4      KEY AMDOCS PERSONNEL AND CRITICAL SUPPORT PERSONNEL.

         (a)      [**] KEY AMDOCS PERSONNEL. [**].

                  (i)      [**] Key Amdocs Personnel [**].

                  (ii) Amdocs shall [**]. Amdocs shall [**], shall provide [**], and shall provide [**] as may be [**], the Parties shall [**]. If the Parties [**].

                  (iii)    SBC may [**] under this Agreement.

         (b) [**] KEY AMDOCS PERSONNEL. Amdocs shall [**] under this Agreement. In the event [**], Amdocs shall [**].

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                  Amdocs shall [**] in accordance with SECTION 8.4(a)(ii),
                  and [**] under this Agreement. [**].

          (c) [**] PERSONNEL. Amdocs shall [**] under this Agreement. In the event [**], Amdocs will [**].

          (d)  [**]. Amdocs will [**].

8.5      [**].

         [**] (as described in SECTION 8.4(b)) [**].

8.6 [**] KEY AMDOCS PERSONNEL. [**] the extent to which Amdocs has {**] under this Agreement. SBC shall [**] identified above.

8.7      AMDOCS PERSONNEL ARE NOT SBC EMPLOYEES.

         Except as otherwise expressly set forth in this Agreement, the Parties intend to create an independent contractor relationship and nothing in this Agreement shall operate or be construed as making SBC or Amdocs partners, joint venturers, principals, joint employers, co-employers, agents or employees of or with the other. No officer, director, employee, agent, Affiliate, contractor or subcontractor retained by Amdocs to perform work on SBC's behalf hereunder shall be deemed to be an officer, director, employee, agent, Affiliate, contractor or subcontractor of SBC for any purpose. Amdocs, not SBC, has the right, power, authority and duty to supervise and direct the activities of the Amdocs Personnel and to compensate such Amdocs Personnel for any work performed by them on SBC's behalf pursuant to this Agreement. Amdocs, and not SBC, shall be responsible and therefore solely liable for all acts and omissions of Amdocs Personnel.

8.8      REPLACEMENT, QUALIFICATIONS, AND RETENTION OF AMDOCS PERSONNEL.

         (a) SUFFICIENCY AND SUITABILITY OF PERSONNEL. Amdocs shall assign (or cause to be assigned) sufficient Amdocs Personnel to provide the Services in accordance with this Agreement and such Amdocs Personnel shall possess suitable competence, ability and qualifications and shall be properly educated and trained for the Services they are to perform.

         (b) REQUESTED REPLACEMENT. In the event that SBC determines that the continued assignment to SBC of any Amdocs Personnel (including Key Amdocs Personnel) is not in the best interests of SBC, then SBC shall give Amdocs notice to that effect requesting that such Amdocs Personnel be replaced. Promptly after its receipt of such a request by SBC, the Parties will discuss in good faith appropriate corrective measures designed to address SBC's concerns (such agreement not to be unreasonably withheld by either Party), which shall commence [**] after the Parties begin to discuss corrective measures.
                  If: (i) [**] after the commencement

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                  of agreed-upon corrective measures, the Parties are unable to agree that the corrective measurements have resolved the problem; or (ii) at any time, if SBC reasonably believes such Amdocs Personnel will create legal liability to SBC or an Eligible Recipient, Amdocs shall, upon SBC's request, replace (or cause to be replaced) as promptly as possible such Amdocs Personnel with an individual of suitable ability and qualifications, without cost to SBC. Nothing in this provision shall operate or be construed to limit Amdocs' responsibility for the acts or omission of the Amdocs Personnel.

         (c) [**] DATA. If SBC determines that [**], Amdocs shall [**]. Notwithstanding [**], Amdocs shall [**] subject to the provisions of SECTION 8.4(b).

         (d) [**]. Amdocs shall [**] prior to the Commencement Date) prior to [**]; provided that, [**].

         (e) [**] PERFORMING SERVICES [**]. [**] performing Services [**] in the provision of the Services, Amdocs shall [**].

         (f)      [**] EMPLOYEES. [**] to provide Services [**]; provided that
                  [**].

8.9      TRAINING/CAREER OPPORTUNITIES.

         Amdocs shall [**].

8.10     CONDUCT OF AMDOCS PERSONNEL.

         (a) CONDUCT AND COMPLIANCE. While at SBC Sites, Amdocs Personnel shall (i) comply with the SBC Rules and other rules and regulations regarding personal and professional conduct generally applicable to personnel at such SBC Sites (and communicated orally or in writing to Amdocs or Amdocs Personnel or made available to Amdocs or Amdocs Personnel by conspicuous posting at an SBC Site, electronic posting or other means generally used by SBC to disseminate such information to its employees or contractors), (ii) comply with reasonable requests of SBC personnel pertaining to personal and professional conduct, and (iii) otherwise conduct themselves in a businesslike manner.

         (b) IDENTIFICATION OF AMDOCS PERSONNEL. All Amdocs Personnel shall clearly identify themselves as Amdocs Personnel and not as employees of SBC. This shall include any and all communications, whether oral, written or electronic. Each Amdocs Personnel shall wear a badge indicating that he or she is not an employee of SBC.

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         (c)      RESTRICTION ON MARKETING ACTIVITY. Except for marketing
                  representatives agreed to by Amdocs and SBC, none of the Amdocs Personnel shall conduct any marketing activities at SBC, other than, subject to SECTION 13.3, reporting potential marketing opportunities to Amdocs' designated marketing representatives.

8.11     SUBSTANCE ABUSE.

         Amdocs shall immediately remove (or cause to be removed) any Amdocs Personnel who is known to be or reasonably suspected of engaging in substance abuse while on an SBC Site, in an SBC vehicle or while performing Services. In the case of reasonable suspicion, such removal shall be pending completion of the applicable investigation. Substance abuse includes the sale, attempted sale, possession or use of illegal drugs, drug paraphernalia, or, to the extent not permitted on SBC Sites, alcohol, or the misuse of prescription or non-prescription drugs. Amdocs represents and warrants that it has and will maintain a substance abuse policy and that such policy will be applicable to all Amdocs Personnel performing Services under this Agreement. Amdocs represents and warrants that it shall require its Subcontractors and Affiliates providing Services to have and maintain such policy and practices and to adhere to this provision.

8.12     UNION AGREEMENTS AND WARN ACT

         (a) NOTICE BY AMDOCS. Amdocs shall provide SBC not less than ninety (90) days notice of the expiration of any collective bargaining agreement with unionized Amdocs Personnel if the expiration of such agreement or any resulting labor dispute could potentially interfere with or disrupt the business or operations of SBC or an Eligible Recipient or impact Amdocs' ability to timely perform its duties and obligations under this Agreement.

         (b) WARN ACT COMMITMENT. Amdocs shall not cause any of the Transitioned Employees to suffer "employment loss" as that term is construed under the WARN Act, if such employment loss could create any liability under the WARN Act for SBC, the Eligible Recipients, or its or their Affiliates, unless Amdocs delivers notices under the WARN Act in a manner and at a time such that SBC, the Eligible Recipients, or its or their Affiliates bear no liability with respect thereto.

         (c) RESPONSIBILITY. Amdocs shall be responsible for any liability, cost, claim, expense, obligation or sanction attributable to any breach by Amdocs of SECTION 8.12(b) that results in SBC or the Eligible Recipients being in violation of the WARN Act or the regulations promulgated thereunder. Nothing in this provision shall diminish Amdocs' obligation pursuant to
                  SECTION 8.1(d).

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9.       AMDOCS RESPONSIBILITIES.

9.1      POLICY AND PROCEDURES MANUAL.

         (a) DELIVERY AND CONTENTS. [**], Amdocs shall deliver to SBC for its review, comment and approval (i) an outline of the topics to be addressed in the Policy and Procedures Manual within [**] days after the Effective Date, and (ii) a final draft of the Policy and Procedures Manual [**] after the Effective Date (the "POLICY AND PROCEDURES MANUAL"), in accordance with the requirements set forth in SCHEDULE E, PART 6. At a minimum, the Policy and Procedures Manual shall include the following:

                  (i) the procedures for SBC/Amdocs interaction and communication, including (i) call lists; (ii) procedures for and limits on direct communication by Amdocs with SBC personnel; (iii) problem management and escalation procedures; (iv) priority and project procedures; (v) acceptance testing; (vi) testing and demonstration procedures; and (vii) quality assurance procedures and checkpoint reviews; and

                  (ii) practices and procedures addressing such other issues and matters as the Parties shall agree.

                  Amdocs shall [**].

         (b) REVISION AND MAINTENANCE. Amdocs shall incorporate any reasonable comments or suggestions of SBC into the Policy and Procedures Manual and shall deliver a final revised version to SBC [**] of its receipt of such comments and suggestions for SBC's approval. The Policy and Procedures Manual will be delivered and maintained by Amdocs in hard copy and electronic formats.

         (c) COMPLIANCE. Amdocs shall perform the Services in accordance with SBC's then-current policies and procedures until the Policy and Procedures Manual is finalized and agreed upon by the Parties. Thereafter, Amdocs shall perform the Services in accordance with the Policy and Procedures Manual. In the event of a conflict between the provisions of this Agreement and the Policy and Procedures Manual, the provisions of this Agreement shall control unless the Parties expressly agree otherwise and such agreement is set forth in the relevant portion of the Policy and Procedures Manual. To the extent that future additions or modifications to the Policy and Procedures Manual materially increase Amdocs' aggregate costs of performance of the Services, the Parties will address such impact through the provisions of SECTION 9.5.

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(d)      MODIFICATION AND UPDATING. Amdocs shall promptly modify and update the policy and procedures manual monthly to reflect changes in the operations or procedures described therein and to comply with SBC's strategic decisions as described in Section 9.4. Amdocs shall provide the proposed changes in the manual to SBC for review, comment and approval. To the extent any such change could (i) increase SBC's total costs of receiving the services; (ii) require material changes to SBC facilities, systems, software or equipment; (iii) have a material adverse impact on the functionality, interoperability, performance, accuracy, speed, responsiveness, quality or resource efficiency of the services, or (iv) violate or be inconsistent with SBC's strategic decisions, [**]

 9.2     REPORTS.

         (a) REPORTS. Amdocs shall provide SBC with reports pertaining to the performance of the Services and Amdocs' other obligations under this Agreement sufficient to permit SBC to monitor and manage Amdocs' performance ("REPORTS"). The Reports to be provided by Amdocs shall include those described in SCHEDULE R in the format and at the frequencies reasonably requested by SBC provided therein. In addition, from time to time, SBC may identify additional Reports to be generated by Amdocs and delivered to SBC on an ad hoc or periodic basis. All Reports shall [**]. The Reports [**].

         (b) BACK-UP DOCUMENTATION. As part of the Services, Amdocs shall provide SBC with such documentation and other information available to Amdocs as may be reasonably requested by SBC from time to time in order to verify the accuracy of the Reports provided by Amdocs.

         (c) CORRECTION OF ERRORS. [**], Amdocs shall promptly correct any errors or inaccuracies in or with respect to the Reports, the information or data contained in such Reports, caused by Amdocs or its agents, Subcontractors, Managed Third Parties or third party product or service providers.

9.3      QUALITY ASSURANCE.

         (a) PROCESSES AND PROCEDURES. Amdocs shall develop and implement quality assurance processes and procedures (including the procedures otherwise specified in this SECTION 9.3) to ensure that the Services are performed in an accurate and timely manner, [**]. Such procedures shall include verification, checkpoint reviews, testing, acceptance, and other procedures for SBC to assure the quality and timeliness of Amdocs' performance. Amdocs shall submit such processes and procedures to SBC for its review, comment and approval within [**] days after the Effective Date. Upon SBC's approval, such processes and procedures shall be included in the Policy and Procedures Manual. [**] the Service Levels and other terms of this Agreement.

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         (b)      [**]. Pursuant to the terms and conditions of [**]) will have
                  [**]

         (c) MATERIALS QUALITY. Amdocs hereby agrees that Materials furnished hereunder by Amdocs have or will have undergone or have or will have been subject to appropriate quality control measures and procedures, including performance measurements, testing, quality process reviews or inspections prior to delivery to SBC.

         (d) SUPPLIER PERFORMANCE PROGRAM. Both Parties hereby agree to participate in the Supplier Performance Program (hereinafter "PROGRAM") described below. The Program is a program to assist Amdocs in self-identifying areas of deficiency that may develop in Amdocs' performance as it relates to fulfilling its obligations under this Agreement. Participation in or use of, the Program does not negate or diminish Amdocs' responsibilities as it relates to its requirements to perform its obligation as defined elsewhere in this Agreement nor does it negate, diminish or waive SBC's rights or remedies as defined elsewhere in this Agreement. If there is a conflict between the Program and other sections of this Agreement the other sections of this Agreement shall control. The Parties intent is that documentation requirements under the Program will be satisfied by other documentation obligations provided for elsewhere in this Agreement. Accordingly, the Parties do not anticipate that compliance with the Program will impose upon Amdocs obligations above that otherwise provided for in this Agreement.

                  Amdocs shall:

                  (i) Monitor its performance relative to certain measurable performance indices such as product performance, service performance, and on time delivery. Performance measurements collected for the purposes of the Program (hereinafter "Data") will be defined by SBC and communicated to Amdocs from time to time.

                  (ii) Collect and report to SBC the data relating to Amdocs' performance. The data must be entered by Amdocs in SBC's Amdocs Website (currently www.sbcsuppliers.com) in a format that is designated by SBC. Data will be collected and reported periodically.

                  (iii) Conduct a self-evaluation of its performance based on the analysis of the data reported. In those areas where Amdocs' performance deviates from [**], Amdocs shall [**]

                  (iv) Cooperate fully with SBC's supplier performance management team to coordinate Amdocs' activities as they relate to the Program. This includes but is not limited to participation in planning meetings, audits, feedback sessions, and issue resolution.

                  SBC shall:

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                  (i)      Define the data requirements that Amdocs will monitor
                           and report.

                  (ii) Provide Amdocs with access to SBC's supplier website for the purposes of entering Amdocs' data.

                  (iii) Generate Performance Reports summarizing the data and provide Amdocs with periodic feedback evaluating its performance. SBC's supplier performance management team will assist Amdocs in resolving any internal SBC issues that may impact Amdocs' performance.

         (e) AMDOCS RECOMMENDATIONS. At least once each Contract Year, Amdocs shall[**], make written recommendations to SBC with respect to the efficiency and cost-effectiveness of the Services, including bringing to SBC's attention any existing or planned promotional offerings of Amdocs, Service upgrades or additional services that Amdocs believes may be of value to SBC or an Eligible Recipient, and recommending reconfigurations that optimize delivery of Services to Amdocs efficiently and eliminate unwanted redundancy.

         (f) SAVINGS CLAUSE. Nothing contained in this SECTION 9.3 will diminish Amdocs' obligation to deliver Materials in conformance to Amdocs' warranty obligations under this Agreement.

9.4      [**] STRATEGIC DECISIONS AND AUTHORITY.

         (a) [**] STRATEGIC DECISIONS AND AUTHORITY. Notwithstanding any provision in this Agreement to the contrary, [**]. For purposes of the foregoing:

                  (i)      Amdocs shall [**] provided, however, [**],

                  (ii)     SBC shall [**]

         (b) AMDOCS SUPPORT. [**] Amdocs shall provide assistance to SBC, in (i) SBC's making of Strategic Decisions, (ii) defining information technology architectures and standards, and (iii) preparing long-term strategic information technology plans and short-term implementation plans for such environment. The assistance to be provided by Amdocs shall include (i) active participation with SBC representatives on permanent and ad-hoc committees and working groups addressing such issues; (ii) assessments of the then-current architectures, standards and systems; (iii) analyses of Strategic Decisions and/or architectures, standards and systems in light of business priorities, business strategies and competitive market forces identified by SBC; and (iv) recommendations regarding architectures and platforms, software and hardware products, information technology strategies and directions, and other enabling technologies. With respect to each recommendation, Amdocs shall provide high level estimates and analyses of the following: (i) cost projections and cost/benefit analyses;
                  (ii) the changes, if any, in the personnel and other resources

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                  required to operate and support the changed environment; (iii)
                  the resulting impact on SBC's information technology costs;
                  (iv) the expected performance, quality, responsiveness, efficiency, reliability and other service levels; and (v) general plans and high level projected time Schedules for development and implementation.

         (c)      [**]. [**] SBC shall. [**]. Amdocs shall [**].

9.5      CHANGE CONTROL.

         (a) COMPLIANCE WITH CHANGE CONTROL PROCEDURES. In making any System Change, the Parties shall comply with the change control procedures specified in Section 4.0 of SCHEDULE E,
                  PART 3 [**] and shall use the change control system and tools specified by SBC. Prior to making any System Change or using any new (e.g., not tested in or for the SBC environment) Software or Equipment to provide the Services, Amdocs shall have verified by appropriate testing that the change or item has been properly installed, is in Compliance and is performing its intended functions in a reliable manner and is compatible with and capable of operating as part of the SBC environment. This obligation shall be in addition to any unit testing done by Amdocs as part of routine deployment or installation of Software or Equipment.

         (b) PROCEDURES FOR SYSTEM CHANGES. The following procedures, as further detailed in the Policy and Procedures Manual shall apply to System Changes:

                  (i) The Management Committee established pursuant to Part 5 of SCHEDULE E shall act as the Parties' joint committee for supporting and evaluating potential System Changes.

                  (ii) SBC or Amdocs will submit a description of any desired System Change, together with a description of the reasons for such System Change (a "CHANGE REQUEST"), to the Management Committee for initial business and technical review and prioritization.

                  (iii) Amdocs will review the Change Request and provide the Management Committee with the items designated in
                           SECTION 9.5(c), including a high-level description of the proposed System Changes, together with possible alternatives, [**].

                  (iv) The Management Committee will then review the Change Request and Amdocs' response and will develop and provide to SBC cost-benefit and other appropriate analyses regarding the proposed System Change.

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                  (v)      If SBC determines that it desires to proceed with the
                           proposed System Changes, it will so notify Amdocs in writing.

                  (vi)     [**], Amdocs will, [**] as is contemplated in this
                           SECTION 9.5(b) and Section 9.5(c).

         (c) SPECIFIC PROCEDURES FOR NEW SERVICES. If SBC requests that Amdocs perform any System Change or other services that are New Services, Amdocs shall promptly prepare a New Services proposal for SBC's consideration. Unless otherwise agreed by the Parties, Amdocs shall prepare such New Services proposal [**] and shall deliver such proposal to SBC [**] after its receipt of SBC's request, or as otherwise agreed between the Parties; provided, however, that Amdocs shall use all commercially reasonable efforts to respond more quickly in the case of a pressing business need or an emergency situation. SBC shall provide such information as Amdocs reasonably requests in order to prepare such New Services proposal. Such New Services proposal shall include, among other things, (i) a detailed project plan [**] for the[**]New Service [**]; (ii) a detailed breakdown of such estimate, (iii) a Schedule for commencing and completing the New Service, (iv) a description of the new hardware or software to be provided by Amdocs in connection with the New Service, (v) a description of the software, hardware and other resources necessary to provide the New Service, (vi) any additional facilities or labor resources to be provided by SBC in connection with the proposed New Service, and (vii) if applicable, [**] the proposed New Service. SBC may accept or reject any New Services proposal in its sole discretion and Amdocs shall not be obligated to perform any New Services to the extent the applicable proposal is rejected. Unless the Parties otherwise agree, if SBC accepts Amdocs' proposal, Amdocs and SBC shall sign an Order for such New Services containing the agreed to resolution of the items required to be included in the New Services proposal set forth above, and Amdocs will perform the New Services and be paid in accordance with such Order and the provisions of this Agreement. In the case of a conflict between the provisions of this Agreement and the express provisions of an Order, the provisions of the Order will prevail as to such conflict, provided that the Order shall be construed in a manner consistent with the terms of this Agreement to the fullest extent possible. An Order may be modified only in writing by the Parties, and shall be binding on the Parties only when executed, confirmed or acknowledged in writing by both Parties. Upon SBC's acceptance of a Amdocs proposal for New Services, the scope of the Services will be expanded and this Agreement will be modified to include such New Services. [**] Amdocs shall [**] Amdocs shall use commercially reasonable efforts to identify [**], and (3) Amdocs shall [**], provided that [**]; provided the [**].

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         (d)      NEW SERVICES PERFORMED BY TRANSITIONED EMPLOYEES. [**] New
                  Services that will be provided by Amdocs using the Transitioned Employees [**]

         (e) SYSTEM CHANGE COSTS. Unless otherwise specified in SCHEDULE E or approved in accordance with Section 9.5(b) or for New Services in accordance with SECTION 9.5(c) or otherwise, [**] associated with (i) the design, installation, implementation, testing and rollout of such System Change, (ii) any modification or enhancement to, or substitution for, any impacted Software, Equipment or System, (iii) any increase in the cost of operating, maintaining or supporting any impacted Software, Equipment or System, and (iv) subject to SECTION 9.5(j), any increase in infrastructure resource usage to the extent it results from a System Change.

         (f) [**] provided as [**]which shall be [**] shall be performed [**] The Parties acknowledge that, subject to the terms and conditions of this Agreement, [**] in accordance with the terms and conditions hereof. [**]. To the extent that [**] shall be [**], then the [**]. The Parties will [**]. In those cases [**], Amdocs and SBC will [**] To the extent that SBC and Amdocs [**]. Upon the expiration of this Agreement, [**].

         (g) [**]. Amdocs shall [**] the Services; (ii) require material changes to SBC facilities, systems, software, utilities, tools or equipment; (iii) require [**], (iv) have [**] as specified in SECTION 9.4 [**] to which [**].

         (h) TEMPORARY EMERGENCY CHANGES. Notwithstanding the foregoing, Amdocs may make temporary System Changes required by an emergency [**]. Amdocs shall document and report such emergency changes to SBC [**] after the change is made. Such System Changes shall not be implemented on a permanent basis [**].

         (i) IMPLEMENTATION. Unless otherwise agreed to by the Parties, Amdocs will Schedule and implement all System Changes so as not to (i) materially disrupt or adversely impact the business or operations of SBC or the Eligible Recipients, (ii) degrade the Services then being received by them; or (iii) reduce the Service Levels.

         (j) PLANNING AND TRACKING. [**], Amdocs will prepare a [**] "look ahead" Schedule for ongoing and planned System Changes [**]. The status of System Changes will be monitored and tracked by Amdocs against the applicable Schedule.

         (k) NEW ELIGIBLE RECIPIENTS. System Changes required by the addition of Potential Eligible Recipients as new Eligible Recipients shall follow the processes otherwise set forth in this SECTION 9.5. In addition, SBC shall [**] set forth in the applicable Order if SBC adds a Potential Eligible Recipient as a new Eligible Recipient; provided however, that [**] new Eligible Recipients [**] in such [**] as Eligible Recipients

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                                                          Agreement No. 02026409

                  Recipient as a new Eligible Recipient; provided however, that [**] new Eligible Recipients [**] in such [**] as Eligible Recipients.

         (l)      [**]. SBC may [**] under the provisions of this Agreement and
                  (ii) Amdocs shall [**]

         (m) SERVICES EVOLUTION AND MODIFICATION. The Parties anticipate that the Services will evolve and be supplemented, modified, enhanced or replaced over time to keep pace with technological advancements and improvements in the methods of delivering services. The Parties acknowledge and agree that these changes will modify the "Services" and may result in New Services.

         (n) ELIGIBLE RECIPIENT REQUESTS. Amdocs will promptly inform the SBC Contract Office of requests for New Services from Eligible Recipients, and shall submit any proposals for New Services to the SBC Contract Office or its designee. Amdocs shall [**] any Eligible Recipients[**], Amdocs shall not be deemed to be in breach of any obligation to provide New Services to such Eligible Recipient. [**] this SECTION 9.5(n),[**] this SECTION 9.5(n).

         (o) PROJECT PROPOSALS. To the extent required under this Agreement or the Policy and Procedures Manual, Amdocs shall prepare a Project proposal in accordance with this SECTION 9.5 prior to beginning such Project. SBC may accept or reject such Project proposal in its sole discretion. Amdocs Personnel assigned to perform Projects shall possess the training, education, experience, competence and skill to perform such work. The SBC Contract Office or its designee shall define and set the priority for such Projects. Amdocs shall [**]. Amdocs shall use commercially reasonable efforts [**], Amdocs shall [**] the work to be performed by Amdocs, [**].

         (p) [**]. From time to time, [**], Amdocs shall [**]. SBC shall [**]; and Amdocs shall [**] the terms of this Agreement [**] to this Agreement.

         (q) INFORMATION FOR EXERCISE OF STRATEGIC DECISIONS AUTHORITY. In order to facilitate SBC's Strategic Decisions, architecture, standards and plans pursuant to SECTION 9.4, Amdocs will provide SBC with such information as SBC shall reasonably require with respect to any such proposed Change Request.

9.6      SOFTWARE CURRENCY.

         (a) CURRENCY OF SOFTWARE. Subject to and in accordance with SECTIONS 6.3(a), 6.5, 5.5, 9.4, 9.5, 9.6(c) and SCHEDULE J,
                  Amdocs agrees to maintain reasonable currency for all Software for which it is financially responsible under this Agreement and to provide maintenance and support for new releases and versions of Software for which it is operationally responsible. [**], (i) Amdocs shall [**]

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                  or as otherwise [**], and (ii) Amdocs shall [**] include (i)
                  providing and supporting [**]; (ii) supporting [**]; and (iii) providing support [**] on the Commencement Date [**] and with the following [**] shall be [**]; and (ii) [**] must be [**]. Further, [**] on the Commencement Date [**]. Notwithstanding the foregoing, [**], Amdocs will [**].

         (b) EVALUATION AND TESTING. Prior to installing a new Major Release or Minor Release, Amdocs shall evaluate and test such Release to verify that it will perform in accordance with this Agreement and the architectures [**] of the Services. The evaluation and testing performed by Amdocs shall [**] under such circumstances.

         (c) APPROVAL BY SBC. Notwithstanding SECTION 9.6(a), Amdocs shall confer with SBC prior to installing any Major Release or Minor Release, shall provide SBC with the results of its testing and evaluation of such Major Release or Minor Release [**]. Amdocs shall [**].

         (d) UPDATES BY SBC. SBC and the Eligible Recipients shall have the right, but not the obligation, to install new releases of, replace, or make other changes to Software for which SBC is financially responsible under this Agreement.

9.7      YEAR 2000 COMPLIANCE.

         (a) MATERIALS. Amdocs represents, warrants and covenants that as of the Effective Date or the date of installation, whichever is later, all Amdocs Owned Materials ([**]) and Developed Materials shall be Year 2000 Complaint.

         (b) THIRD PARTY EQUIPMENT OR SOFTWARE. Amdocs shall obtain assurances from each third party supplier from whom Amdocs procures new third party Equipment or Software to be operated, maintained, supported or used by Amdocs, SBC or the Eligible Recipients under this Agreement that such Equipment or Software is Year 2000 Compliant and will perform in accordance with the manufacturer's specifications, including those pertaining to the accurate receipt, processing, exchange and storage of date information. Amdocs shall not procure any such Equipment or Software not having such assurances without SBC's prior approval.

         (c) NO FORCE MAJEURE EVENT. The failure of any Equipment, Software or System for which Amdocs is operationally responsible to be Year 2000 Compliant shall not be considered a force majeure event and shall not relieve Amdocs of any of its obligations under this Agreement, including its obligations to perform the Services in accordance with the Service Levels.

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                          except by written agreement.

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9.8      ACCESS TO SPECIALIZED AMDOCS SKILLS AND RESOURCES.

         Upon SBC's request, Amdocs shall provide SBC with [**] access to Amdocs' [**]. The Parties acknowledge that [**] may, in some cases, [**], but in no event shall [**] under this subsection [**] upon such [**]process. If SBC authorizes Amdocs to proceed but the Parties disagree as to whether [**], Amdocs shall proceed [**] pursuant to
         ARTICLE 19.

9.9      AUDIT RIGHTS.

         (a) AMDOCS RECORDS. Amdocs shall, and shall cause its Subcontractors and suppliers to, maintain complete and accurate records of and supporting documentation for [**] all transactions, authorizations, System Changes, implementations, soft document access, reports, analyses, data or information created, generated, collected, processed or stored by Amdocs in the performance of its obligations under this Agreement ("CONTRACT RECORDS"). Amdocs shall maintain such Contract Records in accordance with generally accepted accounting principles applied on a consistent basis and generally accepted auditing standards. Amdocs shall retain Contract Records in accordance with SBC's record retention policy as it may be modified from time to time and provided to Amdocs in writing.

         (b) OPERATIONAL AUDITS. Amdocs shall, and shall cause its Subcontractors to, provide to SBC [**] access at reasonable hours to Amdocs Personnel, to the facilities at or from which Services are then being provided, transportation vehicles or vessels, or containers used to perform Services, and to Amdocs records and other pertinent information, all to the extent relevant to the Services and Amdocs' obligations under this Agreement. Such access shall be provided for the purpose [**] of this Agreement, [**].

         (c) FINANCIAL AUDITS. During the term of this Agreement and for a period [**] of this Agreement, Amdocs shall, and shall cause its Subcontractors to, provide to SBC (and internal and external auditors, inspectors, regulators and other representatives that SBC may designate from time to time, provided they are not Direct Amdocs Competitors) access at reasonable hours to Amdocs Personnel and to Contract Records and other pertinent information, all to the extent relevant to the performance of Amdocs' obligations under this Agreement. Such access shall be provided for the purpose of performing audits and inspections with respect to [**] legal, regulatory and contractual requirements. Amdocs shall provide any assistance reasonably requested by SBC or its designee in conducting any such audit and shall make requested personnel, records and information available during the term of this Agreement and thereafter, during the period specified in SBC's records retention policy, as it may be modified from time to time. [**] in accordance with ARTICLE 19, Amdocs shall [**].

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                                                          Agreement No. 02026409

         (d) AUDIT ASSISTANCE. SBC and certain Eligible Recipients may be subject to regulation by governmental bodies and other regulatory authorities under applicable laws, rules, regulations and contract provisions. If a governmental body or regulatory authority exercises its right to examine or audit SBC's or an Eligible Recipient's books, records, documents or accounting practices and procedures pursuant to such laws, rules, regulations or contract provisions, Amdocs shall provide all reasonable assistance requested by SBC or the Eligible Recipient in responding to such audits or government requests for information.

         (e)      GENERAL PROCEDURES.

                  (i) [**], SBC shall not be given access to (i) the proprietary information of other Amdocs customers,
                           (ii) Amdocs locations that are not related to SBC or the Services, or (iii) Amdocs' internal costs and expenses, [**]

                  (ii) In performing audits, SBC shall endeavor to avoid unnecessary disruption of Amdocs' operations and unnecessary interference with Amdocs' ability to perform the Services in accordance with the Service Levels.

                  (iii) Prior to being granted access, external parties shall first enter into a non-disclosure agreement with Amdocs, in form substantially as set forth in EXHIBIT 6.

                  (iv) Following any audit, SBC shall conduct (in the case of an internal audit), or request its external auditors or examiners to conduct, an exit conference with Amdocs to obtain factual concurrence with issues identified in the review.

                  (v) SBC shall provide Amdocs with advanced notice [**] prior to any operational or financial audit by SBC or its authorized agents or representatives. SBC shall be given adequate private workspace in which to perform an audit, plus reasonable access to photocopiers, telephones, facsimile machines, computer hook-ups, and any other facilities or equipment needed for the performance of the audit. SBC will not undertake audits [**], unless SBC has reasonable grounds to believe that Amdocs is not in compliance with this Agreement, including improper invoicing of SBC, or SBC is otherwise required to undertake such audit.

         (f) AMDOCS INTERNAL AUDIT. If Amdocs determines as a result of its own internal audit that it has overcharged SBC, then Amdocs shall promptly pay to SBC the amount of such overcharge, together with interest from the date of Amdocs' receipt of such overcharge at the Prime Rate. In the event such an audit results in a determination that Amdocs has undercharged SBC, then, subject to SBC's right

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                                                          Agreement No. 02026409

                  to dispute the amount of such undercharge, Amdocs shall immediately report such undercharge to SBC and the amount of such undercharge shall be treated, for invoicing and payment purposes, as a credit in arrears for the month in which the undercharge is discovered or in the month in which the final resolution occurs.

         (g) AMDOCS RESPONSE. Amdocs and SBC shall meet to review each audit report promptly after the issuance thereof. Amdocs will respond to each audit report in writing [**] from receipt of such report, [**]. Amdocs and SBC shall develop and agree upon an action plan to promptly address and resolve any deficiencies, concerns and/or recommendations in such audit report and Amdocs, [**], shall undertake remedial action in accordance with such action plan and the dates specified therein.

         (h) AMDOCS RESPONSE TO GOVERNMENT AUDITS. If an audit by a governmental body or regulatory authority having jurisdiction over SBC, an Eligible Recipient or Amdocs results in a finding that Amdocs is not in compliance with any generally accepted accounting principle or other audit requirement or any rule, regulation or law relating to the performance of its obligations under this Agreement, Amdocs shall, [**] and within the time period specified by such auditor, address and resolve the deficiency(ies) identified by such governmental body or regulatory authority.

         (i) AUDIT COSTS. Amdocs and its Subcontractors and suppliers shall provide the Services described in this SECTION 9.9 [**].

9.10     AGENCY AND DISBURSEMENTS.

         (a) DISBURSEMENTS. Beginning on the Commencement Date, Amdocs shall make payments to certain lessors, licensors and suppliers as paying agent of SBC or the Eligible Recipients, or shall reimburse SBC for payments made by SBC or the Eligible Recipients to such lessors, licensors and suppliers, if and to the extent such payments relate to Third Party Contracts, Equipment Leases or Third Party Software licenses as to which Amdocs is financially responsible, but which have not been formally transferred to Amdocs.

         (b) LIMITED AGENCY. SBC hereby appoints Amdocs as its limited agent during the term of this Agreement solely for the purposes of the administration of Pass-Through Expenses and amounts under Third Party Contracts, Equipment Leases and Third Party Software licenses for which Amdocs is financially responsible under SCHEDULES E or E.1. SBC shall provide, on a timely basis, such affirmation of Amdocs' authority to such lessors, licensors, suppliers and other third parties as Amdocs may reasonably request.

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                                                          Agreement No. 02026409

         (c) REIMBURSEMENT FOR SUBSTITUTE PAYMENT. If either Party in error pays to a third party an amount for which the other Party is responsible under this Agreement, the Party that is responsible for such payment shall promptly reimburse the paying Party for such amount.

         (d) NOTICE OF DECOMMISSIONING. Amdocs agrees to notify SBC promptly if and to the extent SBC owned Equipment or SBC leased Equipment will no longer be used to provide the Services. The notification will include the identification of the Equipment, and the date it will no longer be needed by Amdocs, along with the reason for decommissioning. Upon receipt of any such notice, SBC may (or may cause the applicable Eligible Recipient to), in its sole discretion, terminate the Equipment lease for such leased Equipment as of the date specified in such notice and sell or otherwise dispose of or redeploy such SBC owned Equipment that is the subject of such a notice as of the date specified in such notice. Upon Amdocs ceasing to use any Equipment (or, in the case of leased Equipment, upon the last day SBC is obligated to make such leased Equipment available to Amdocs, if earlier), Amdocs shall return the same to SBC in condition at least as good as the condition thereof on the Commencement Date, ordinary wear and tear excepted. Amdocs shall, [**]C.

9.11     SUBCONTRACTORS.

         (a) USE OF SUBCONTRACTORS. Amdocs shall [**], Amdocs shall (i) [**] the Services [**] the proposed Subcontractor, [**]; and
                  (ii) [**] such Subcontractor. [**] during the term of this Agreement [**]. Notwithstanding the foregoing, [**].

         (b) SHARED SUBCONTRACTORS. Amdocs may, in the ordinary course of business, subcontract (i) for third party services or products that are not exclusively dedicated to SBC and that do not include regular direct contact with SBC or Eligible Recipient personnel or the performance of services at SBC Sites or (ii) with temporary personnel firms for the provision of temporary contract labor (collectively, "SHARED SUBCONTRACTORS"); provided, that such Shared Subcontractors possess the training and experience, competence and skill to perform the work in a skilled and professional manner. SBC shall have no approval right with respect to such Shared Subcontractors. If, however, SBC expresses dissatisfaction with the services of a Shared Subcontractor, Amdocs shall work in good faith to resolve SBC's concerns on a mutually acceptable basis and, at SBC request, replace such Shared Subcontractor at no additional cost to SBC.

         (c) AMDOCS RESPONSIBILITY. Amdocs shall be responsible for any failure by any Subcontractor or Subcontractor personnel to perform in accordance with this

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                                                          Agreement No. 02026409

                  Agreement or to comply with any duties or obligations imposed on Amdocs under this Agreement to the same extent as if such failure to perform or comply was committed by Amdocs or Amdocs employees. Amdocs shall guarantee the performance of all such Subcontractors and Subcontractor personnel providing any of the Services hereunder. Amdocs shall be SBC's sole point of contact regarding the Services, including with respect to payment.

9.12     SUPPLIER DIVERSITY.

         (a)      MBE/WBE/DVBE.

                  (i) SBC seeks to give minority-, women- and Disabled Veteran-owned businesses the maximum opportunity to participate in the performance of its contracts; current goals are MBE-[**]%, WBE-[**]%, and DVBE-[**]%. Amdocs commits to goals for the participation of MBE/WBE and DVBE firms (as defined in subsection (e) below entitled "MBE/WBE/DVBE Cancellation") as follows: MBE - [**]% percent annual MBE participation; WBE - [**]% percent annual WBE participation; and DVBE - [**]% percent annual DVBE participation. These goals apply to all annual expenditures by any entity pursuant to this Agreement with Amdocs.

                  (ii) Attached hereto and incorporated herein as SCHEDULE T is Amdocs' completed Participation Plan outlining its MBE/WBE/DVBE goals and specific and detailed plans to achieve those goals. Amdocs will submit an updated Participation Plan annually by the first week in January during each calendar year of the term of this Agreement. Amdocs will submit MBE/WBE/DVBE Results Reports quarterly by the end of the first week following the close of each quarter, using the form attached hereto and incorporated herein as SCHEDULE
                           T. Participation Plans and Results Reports will be submitted to the SBC Contract Office.

                  (iii) [**] under this Agreement [**]. In addition, Amdocs may [**] under this Agreement [**].

         (b)      MBE/WBE/DVBE CANCELLATION.

                  (i) [**] of this Agreement. In the event [**] this Agreement [**].

                  (ii) For Amdocs purchases under this Agreement, MBEs/WBEs are defined as businesses, which are certified as MBEs/WBEs by a certifying agency recognized by SBC.

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                          except by written agreement.

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                                                          Agreement No. 02026409

                  (iii) MBEs/WBEs must be [**] owned by a minority individual or group or by one or more women (for publicly-held businesses, [**] of the stock must be owned by one or more of those individuals), and the MBEs/WBEs' management and daily business operations must be controlled by one or more of those individuals, and these individuals must be either U.S. citizens or legal aliens with permanent residence status. For the purpose of this definition, minority group members include male or female Asian Americans, Black Americans, Filipino Americans, Hispanic Americans, Native Americans (i.e., American Indians, Eskimos, Aleuts and Native Hawaiians), Polynesian Americans, and multi-ethnic (i.e., any combination of MBEs and WBEs where no one specific group has [**] ownership and control of the business, but when aggregated, the ownership and control combination meets or exceeds the [**]. "Control" in this context means exercising the power to make policy decisions. "Operate" in this context means actively involved in the day-to-day management of the business and not merely acting as officers or directors.

                  (iv) For Amdocs purchases under this Agreement, DVBEs are defined as any business concern that satisfies the requirements of the following paragraph and is certified as a DVBE by a certifying agency recognized by SBC.

                  (v) The DVBE must be (i) a non publicly-owned [**] owned by one or more disabled veterans; or (ii) a publicly-owned business in which [**] of the stock is owned by one or more disabled veterans; or (iii) a subsidiary which is wholly owned by a parent corporation, but only if [**] of the voting stock of the parent corporation is owned by one or more disabled veterans; or (iv) a joint venture in which [**] of the joint venture's management and control and earnings are held by one or more disabled veterans. In each case, the management and control of the daily business operations must be by one or more disabled veterans. A disabled veteran is a veteran of the military, naval or air service of the United States with a service-connected disability. "Management and control" in this context means exercising the power to make policy decisions and actively involved in the day-to-day management of the business and not merely acting as officers or directors.

9.13     GOVERNMENT CONTRACT FLOW-DOWN CLAUSES.

         (a) GENERAL. The Parties acknowledge and agree that, as a matter of federal procurement law, Amdocs may be deemed a subcontractor to SBC or an Eligible Recipient under one or more of their contracts with the federal government, that the Services provided or to be provided by Amdocs in such circumstances may

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                  constitute "COMMERCIAL ITEMS" as that term is defined in the
                  Federal Acquisition Regulation, 48 C.F.R. Section 52.202, and that subcontractors providing commercial items under government contracts are subject to certain mandatory flow-down clauses (currently, (i) Equal Opportunity, (ii) Affirmative Action for Special Disabled and Vietnam Era Veterans, and (iii) Affirmative Action for Handicapped Workers) under the Federal Acquisition Regulation, 48 C.F.R.
                  Section 52.244-6. The Parties agree that, insofar as certain clauses are be required to be flowed down to Amdocs, Amdocs shall comply, [**] with those clauses required by applicable regulations to be included in a subcontract for commercial items.

         (b) SPECIAL REQUIREMENTS. The Parties do not believe that the Services provided by Amdocs under this Agreement will be subject to government flow-down requirements other than those associated with any subcontracts for commercial items. Should compliance by Amdocs with additional flow-down provisions nevertheless be required by the federal government in certain circumstances, Amdocs shall comply with such additional flow-down provisions as are required by applicable regulations to be included in a subcontract, and the Parties shall negotiate in good faith regarding the additional consideration, if any, to be paid to Amdocs in such circumstances. [**] pursuant to SECTION 11.5, [**].

10.      SBC RESPONSIBILITIES.

10.1     RESPONSIBILITIES.

         In addition to SBC's responsibilities as expressly set forth elsewhere in this Agreement, SBC shall be responsible for the following:

         (a) SBC CONTRACT OFFICE. The SBC Contract Office shall have the authority to act on behalf of SBC in all day-to-day matters pertaining to this Agreement. SBC may change the designated SBC Contract Office from time to time by providing notice to Amdocs. Additionally, SBC will have the option, but will not be obligated, to designate in writing additional representatives who will be authorized to make certain decisions (e.g., regarding emergency maintenance) if the SBC Contract Office is not available.

         (b) COOPERATION. SBC shall cooperate with Amdocs by, among other things, making available, as reasonably requested by Amdocs, management personnel, information, approvals and acceptances so that Amdocs may accomplish its obligations and responsibilities hereunder.

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                                                          Agreement No. 02026409

         (c) REQUIREMENT OF WRITING. To the extent Amdocs is required under this Agreement to obtain SBC's approval, consent or agreement, such approval, consent or agreement must be in writing and must be signed or e-mailed by the SBC Contract Office or an authorized SBC representative. Notwithstanding the preceding sentence, the SBC Contract Office may agree in advance in writing that as to certain specific matters oral approval, consent or agreement will be sufficient.

10.2     SAVINGS CLAUSE.

         Amdocs' failure to perform its responsibilities under this Agreement or to meet the Service Levels shall be excused if and to the extent such Amdocs non-performance is caused by SBC's or an Eligible Recipient's or any third party under SBC's or an Eligible Recipient's control's act or omission, [**].

11.      CHARGES.

11.1     GENERAL.

         (a) PAYMENT OF CHARGES. In consideration of Amdocs' performance of the Services, SBC agrees to pay Amdocs the applicable Charges set forth in SCHEDULE J.

         (b) [**] TRANSITION SERVICES. The [**] for Transition Services provided by or for Amdocs under this Agreement [**]. SBC shall [**] set forth in this ARTICLE 11, or SCHEDULE J. Any and all costs incurred by Amdocs prior to the Effective Date are specified and included in SCHEDULE J (except for work done under agreements between the Parties existing prior to the Effective Date, which shall be paid and invoiced under those existing agreements).

         (c)      [**], Amdocs shall [**].

         (d) CHARGES FOR NEW SERVICES. For New Services, SBC will pay Amdocs at the Time and Material (T&M) rates listed in SCHEDULE J.

11.2     PASS-THROUGH EXPENSES.

         (a) PROCEDURES AND PAYMENT. SBC shall pay all Pass-Through Expenses directly to the applicable suppliers following review, validation and approval of such Pass-Through Expenses by Amdocs. Before submitting an invoice to SBC for any Pass-Through Expense, Amdocs shall (i) review and validate the invoiced charges, (ii) identify any errors or omissions, and
                  (iii) communicate with the applicable supplier to correct any errors or omissions, resolve any questions or issues and obtain any applicable credits for SBC. Amdocs shall deliver to SBC

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                  the original supplier invoice, together with any documentation supporting such invoice and a statement that Amdocs has reviewed and validated the invoiced charges, [**] prior to the date on which payment is due. In addition, [**] prior to such date. [**].

         (b)      [**]. Amdocs will [**].

11.3     [**].

         Amdocs acknowledges that [**] set forth in this Agreement [**].

11.4     TAXES

         The Parties' respective responsibilities for taxes arising under or in connection with this Agreement shall be as follows:

         (a) INCOME TAXES. Each Party shall be responsible for its own Income Taxes.

         (b) SALES, USE AND PROPERTY TAXES. Each Party shall be responsible for any sales, lease, use, personal property or other such taxes on Equipment, Software or property it owns or leases from a third party, including any Equipment lease assigned pursuant to this Agreement, and/or for which it is financially responsible under this Agreement.

         (c) TAXES ON GOODS OR SERVICES USED BY AMDOCS. [**] shall be responsible for all sales, service, value-added, lease, use, personal property, excise, consumption, and other taxes and duties payable [**] on any goods or services used or consumed by Amdocs in providing the Services where the tax is imposed on [**] use of such goods or services.

         (d) SERVICE TAXES. [**] shall be financially responsible for all Service Taxes as of the Effective Date on the provision of the Services as a whole, or on any particular Service received by or the license granted pursuant to Schedule X or other products provided to SBC or the Eligible Recipients, from or by Amdocs. If new or higher Service Taxes thereafter become applicable to the Services as a result of either Party moving all or part of its operations to a different jurisdiction (e.g., SBC opening a new office, Amdocs relocating a shared service center) [**] Service Taxes. If new or higher Service Taxes become applicable to such Services after the Effective Date for any other reason (e.g., tax law changes, but not volume changes) the Parties shall negotiate in good faith and diligently seek to agree upon a reasonable and fair allocation and sharing of financial responsibility for such new or additional Service Taxes. If the Parties are unable to agree upon such an allocation and sharing within thirty (30) days, either Party

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                  may submit the issue for resolution through the dispute
                  resolution procedures of SECTION 19.2. If required [**] under this provision. [**]under this Section [**].

         (e) CERTAIN FOREIGN TAXES. In the event a non-United States Eligible Recipient shall purchase directly from Amdocs under this Agreement any Service, license or product, such non-United States Eligible Recipient shall be financially responsible for Service Taxes and withholding taxes assessed by the applicable foreign (non-United States) jurisdiction in connection with the provision of Service, license or product by Amdocs to such non-United States Eligible Recipient; provided that Amdocs shall, in accordance with SECTION 11.4(f) hereof, cooperate with SBC and the non-United
                  States Eligible Recipient to minimize any liability for such taxes and shall so stipulate such taxes in any applicable proposed Order. In the case of any such required payment [**] the [**] in accordance with the applicable law.

         (f) EFFORTS TO MINIMIZE TAXES. The Parties agree to reasonably cooperate with each other to enable each to more accurately determine its own tax liability [**] this section is[**].

                  Amdocs' invoices shall separately state the Charges that are subject to taxation and the amount of taxes included therein stated as separate items and shall indicate the jurisdiction imposing the tax. Each Party will provide and make available to the other any resale certificates, information regarding out-of-state or out-of-country sales or use of equipment, materials, or services, and other exemption certificates or information reasonably requested by either Party. [**]The Parties shall [**] in accordance with [**]

                  At SBC's request, Amdocs shall provide SBC with written evidence of Amdocs' filing of all required tax forms and returns required in connection with any Service Taxes collected from SBC, and its collection and remittance of all applicable Service Taxes.

         (g) TAX AUDITS OR PROCEEDINGS. Each Party will promptly notify the other of, and coordinate with the other, the response to and settlement of, any claim for taxes asserted by applicable taxing authorities for which the other Party is responsible hereunder. With respect to any claim arising out of a form or return signed by a Party to this Agreement, such Party will have the right to elect to control the response to and settlement of the claim, but the other Party will have all rights to participate in the responses and settlements that are appropriate to its potential responsibilities or liabilities. Each Party also shall have the right to challenge the imposition of taxes for which it is financially responsible under this Agreement or, if necessary, to request the other Party to challenge the imposition of such taxes. Such request will not be unreasonably denied. If either Party requests the

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                          except by written agreement.

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                  other to challenge the imposition of any tax, the requesting
                  Party will reimburse the other for all fines, penalties, interest, additions to taxes (penalty in notice) or similar liabilities imposed in connection therewith, plus the reasonable legal fees and expenses it incurs. A Party shall be entitled to any tax refunds or rebates granted to the extent such refunds or rebates are of taxes that were paid by it.

         (h) TAX FILINGS. Each Party represents, warrants and covenants that it will file appropriate tax returns, and pay applicable taxes owed arising from or related to the provision of the Services in applicable jurisdictions. Amdocs represents, warrants and covenants that it is registered to and will collect and remit Service Taxes in all applicable jurisdictions.

11.5     [**].

         (a) [**]. As used in this Agreement, [**]" means a circumstance in which [**] and which by the application of SECTION 11.5(c) would [**] include the following:

                  (i)      changes [**];

                  (ii)     changes [**];

                  (iii)    [**] or the [**];

                  (iv)     changes [**];

                  (v)      changes [**];

                  (vi)     changes [**];

                  (vii)    changes [**];

                  (viii)   changes [**]; and

                  (ix)     [**] pursuant to SECTION 11.5.

         (b) [**]. As used in this Agreement, [**] means the following [**] and which by the application of SECTION 11.5(c) [**].

                  (i)      [**] For example, [**].

                  (ii)     [**] For example, [**].

                  (iii)    [**] changes [**].

                  (iv)     [**] that will [**] in connection with the [**].

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distribution within those companies or for distribution outside those companies except by written agreement.

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         (c)      [**]. [**] set forth in SECTION 9.5 [**] described in either
                  SECTION 11.5(b)(i), (ii) or (iii) above:[**] described in
                  SECTION 11.5(b)(iv) above, [**]. The Parties thereafter shall[**].

11.6     [**].

         (a) [**]. Subject to SECTION 9.4, Amdocs shall provide [**] and support [**].

         (b)      [**]. The Parties agree that [**], the Parties shall [**].

         (c) [**]. [**] to provide [**] generally [**] to be [**] generally [**] subject to Section 9.5, [**] with the [**].

         (d)      [**]. Amdocs shall [**] shall include [**].

11.7     PRORATION.

         Periodic charges under this Agreement are to be computed on a calendar month basis, and shall be prorated for any partial month on a calendar day basis.

11.8     REFUNDABLE ITEMS.

         (a) PREPAID AMOUNTS. Where SBC has prepaid for a Service for which Amdocs is assuming financial responsibility under this Agreement, Amdocs shall refund to SBC, upon either Party identifying the prepayment, that portion of such prepaid expense that is attributable to periods on and after the Commencement Date. After termination or expiration of this Agreement for any reason, where Amdocs has prepaid for a service that will be received by SBC after termination or expiration of this Agreement, SBC shall refund to Amdocs, upon either Party identifying the prepayment, that portion of such prepaid expense that is attributable to periods on and after the termination or expiration date.

         (b) REFUNDS AND CREDITS. If Amdocs should receive a refund, credit, discount or other rebate for goods or services paid for by SBC on a Pass-Through Expense, or cost-reimbursement basis, then Amdocs shall (i) notify SBC of such refund, credit, discount or rebate and (ii) pay the full amount of such refund, credit, discount or rebate to SBC.

11.9     [**].

         (a) [**]. From time to time during the term of this Agreement [**] the Services [**] In making this [**] as and to the extent [**] the term of the agreement; [**] includes the [**]supplier; (iii) [**] includes the [**] this Agreement [**] includes [**].

         (b) GENERAL. [**] confidentiality and security provisions specified in this Agreement. [**] under this Agreement.

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                                                          Agreement No. 02026409

         (c)      [**]. [**] shall have [**]. If the Parties [**]).

12.      INVOICING AND PAYMENT.

12.1     INVOICING.

         (a) INVOICE. [**], Amdocs will present SBC with one invoice for any charges or amounts due and owing [**]. Notwithstanding the foregoing, [**]. The invoice shall be delivered to SBC at the address listed in Section 21.3. Except as otherwise set forth herein, Amdocs shall not invoice SBC for any advance or concurrent charges or other amounts.

         (b) FORMAT AND DATA. Each invoice shall be provided electronically (if requested by SBC) and shall be in the form specified in
                  EXHIBIT 1. Each invoice shall include all details necessary to meet SBC's requirements, [**] requirements. [**]

         (c) CREDITS. To the extent a credit [**] may be due to SBC pursuant to this Agreement, Amdocs shall provide SBC with an appropriate credit against amounts then due and owing; if no further payments are due to Amdocs, Amdocs shall pay such amounts to SBC [**].

         (d)      LATE INVOICES. [**], Amdocs shall [**]. Notwithstanding
                  SECTION 12.2, SBC shall have a period of time not less than the period between the performance of Services and SBC's receipt of the invoice for such Services in which to investigate the accuracy and, if appropriate, dispute such invoice.

12.2     PAYMENT DUE.

         Subject to the other provisions of this ARTICLE 12, each invoice provided for under SECTION 12.1 shall be due and payable [**] of such invoice unless the amount in question is disputed in accordance with
         SECTION 12.4. Notwithstanding any other remedies available to Amdocs under this Agreement or under applicable law, payment more than [**] days after the due date shall bear interest from the date payment is due at the rate of [**] percent ([**]%) per annum [**], unless the amount in arrears is disputed in good faith and until such dispute is resolved. However, the undisputed amounts shall be paid by SBC without delay as aforesaid.

12.3     [**].

         With respect to any [**] hereunder.

12.4     [**].

         [**] subject to the following:

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         (a)      [**]. [**] in accordance with this Agreement, [**]. [**] in accordance with this Agreement, [**].

         (b) [**]. [**] Amdocs shall [**]. [**] in this Agreement, [**] under this Agreement [**] of this Agreement.

         (c)      [**]. [**] Amdocs shall [**].

         (d) [**]. [**] in this Agreement [**] under this Agreement [**] of this Agreement.

         (e)      [**]. [**] may otherwise have [**].

         (f)      [**]. [**] SBC shall [**].

13.      SBC DATA AND OTHER PROPRIETARY INFORMATION.

13.1     SBC OWNERSHIP OF SBC DATA.

         SBC Data are and shall remain the property of SBC. Amdocs shall promptly deliver or provide SBC access to SBC Data to SBC in the format, on the media and in the timing prescribed by SBC (i) at any time at SBC's request, (ii) at the expiration or termination of this Agreement and the completion of all requested Termination Assistance Services, or (iii) with respect to particular SBC Data, at such earlier date that such data are no longer required by Amdocs to perform the Services. Thereafter, Amdocs shall return or destroy, as directed by SBC, all copies of the SBC Data in Amdocs' possession or under Amdocs' control [**] and deliver to SBC written certification of such return or destruction signed by an officer of Amdocs. [**]. SBC Data shall not be utilized by Amdocs for any purpose other than the performance of Services under this Agreement and the resolution of disputes (consistent with SECTION 13.3(b)(iii)). Nor shall SBC Data be sold, assigned, leased, commercially exploited or otherwise provided to third parties by or on behalf of Amdocs or Amdocs Personnel. Amdocs shall promptly notify SBC if Amdocs believes that any use of SBC Data by Amdocs contemplated under this Agreement or to be undertaken as part of the Services is inconsistent with the foregoing. Amdocs shall not possess or assert any lien or other right against or to SBC Data.

13.2     SAFEGUARDING SBC DATA.

         (a) SAFEGUARDING PROCEDURES. Amdocs shall establish and maintain environmental, safety and facility procedures, data security procedures and other safeguards against the destruction, loss, unauthorized access or alteration of SBC Data in the possession of Amdocs which are [**] as of the Commencement Date [**] and applicable Laws. Amdocs will revise and maintain such procedures and safeguards upon SBC's request. SBC shall have the right to establish backup security for SBC Data and to keep backup copies of the SBC Data in SBC possession at SBC expense if SBC so chooses. Amdocs shall remove all SBC Data from any media taken out of service and shall destroy or securely erase such media in accordance with the Policy and Procedures Manual. No media on which SBC Data is stored may be used or re-used to store data of any other customer of Amdocs or to deliver data to a third party, including another Amdocs customer,

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distribution within those companies or for distribution outside those companies except by written agreement.

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                  unless securely erased in accordance with the Policy and
                  Procedures Manual. In the event Amdocs discovers or is notified of a breach or potential breach of security relating to SBC Data, Amdocs will expeditiously under the circumstances notify SBC and investigate and remediate the effects of such breach or potential breach of security and will provide SBC with such assurances as SBC shall request that such breach or potential breach will not recur.

         (b) RECONSTRUCTION PROCEDURES. As part of the Services, Amdocs shall be responsible for developing and maintaining procedures for the reconstruction of lost SBC Data which are [**] as of the Commencement Date [**].

         (c) CORRECTIONS. Amdocs shall at all times adhere to the procedures and safeguards specified in SECTION 13.2(a) and
                  (b), and shall correct, at no charge to SBC, any destruction, loss or alteration of any SBC Data attributable to the failure of Amdocs or Amdocs Personnel to comply with Amdocs' obligations under this Agreement.

13.3     CONFIDENTIALITY.

         (a) PROPRIETARY INFORMATION. Amdocs and SBC each acknowledge that the other possesses and will continue to possess information that has been developed or received by it, has commercial value in its or its customer's business and is not in the public domain. Except as otherwise specifically agreed in writing by the Parties, "PROPRIETARY INFORMATION" means (i) this Agreement and the terms thereof; (ii) all information marked confidential, restricted or proprietary by either Party; and (iii) any other information that is treated as confidential by the disclosing Party and would reasonably be understood to be confidential, whether or not so marked. In the case of SBC and the Eligible Recipient, Proprietary Information also shall include Software provided to Amdocs by or through SBC or the Eligible Recipients, Developed Materials, SBC Data, attorney-client privileged materials, attorney work product, customer lists, customer information and pricing, strategic plans, account information, research information, trade secrets, financial/accounting information, human resources and personnel information, marketing/sales information, information regarding businesses, plans, operations, third party contracts, internal or external audits, law suits or other information or data obtained, received, transmitted, processed, stored, archived, or maintained by Amdocs under this Agreement. By way of example, SBC Proprietary Information shall include [**]. In the case of Amdocs, Proprietary Information shall include [**].

         (b)      OBLIGATIONS.

                  (i) During the term of this Agreement and at all times thereafter, Amdocs and SBC shall not disclose, and shall maintain the confidentiality of, all

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                           Proprietary Information of the other Party. SBC and
                           Amdocs shall each use at least the same degree of care to safeguard and to prevent disclosing to third parties the Proprietary Information of the other as it employs to avoid unauthorized disclosure, publication, dissemination, destruction, loss, or alteration of its own like information (or information of its customers) of a similar nature, but not less than reasonable care. Amdocs Personnel shall have access to SBC Proprietary Information only to the extent necessary for such person to perform his or her obligations under or with respect to this Agreement or as otherwise naturally occurs in such person's scope of responsibility, provided that such access is not in violation of Law.

                  (ii) The Parties may disclose Proprietary Information to their Affiliates, auditors, attorneys, accountants, consultants, contractors and subcontractors, where
                           (A) use by such person or entity is authorized under this Agreement, (B) such disclosure is necessary for the performance of such person's or entity's obligations under or with respect to this Agreement or otherwise naturally occurs in such person's or entity's scope of responsibility, (C) the person or entity (and its applicable officers and employees) agree in writing to assume the obligations described in this SECTION 13.3, and (D) the disclosing Party assumes full responsibility for the acts or omissions of such person or entity and takes all reasonable measures to ensure that the Proprietary Information is not disclosed or used in contravention of this Agreement. Any disclosure to such person or entity shall be under the terms and conditions as provided herein. Each Party's Proprietary Information shall remain the property of such Party. Notwithstanding the foregoing, consultants, contractors and subcontractors and subcontractors of each Party shall enter into a non-disclosure agreement in the forms attached to this Agreement as EXHIBIT 6 with the other Party prior to receiving Proprietary Information of the first Party. Notwithstanding the foregoing, SBC shall not provide Proprietary Information to Direct Amdocs Competitors without Amdocs' consent, [**]; provided, however, that Amdocs' consent [**] Amdocs' Proprietary Information and provided further that Amdocs may, in its sole discretion, [**]s; provided, further, that Amdocs shall [**].

                  (iii) Neither Party shall (i) make any use or copies of the Proprietary Information of the other Party except as contemplated by this Agreement, (ii) acquire any right in or assert any lien against the Proprietary Information of the other Party, (iii) sell, assign, transfer, lease, or otherwise dispose of Proprietary Information to third parties or commercially exploit such information, including through derivative

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                           works, or (iv) refuse for any reason (including a
                           default or material breach of this Agreement by the other Party) to promptly provide the other Party's Proprietary Information (including copies thereof) to the other Party if requested to do so. Upon expiration or any termination of this Agreement and completion of each Party's obligations under this Agreement, each Party shall return or destroy, as the other Party may direct, all documentation in any medium that contains, refers to, or relates to the other Party's Proprietary Information [**]. Each Party shall deliver to the other Party written certification of its compliance with the preceding sentence signed by an officer of such Party. In addition, each Party shall take all necessary steps to ensure that its employees comply with these confidentiality provisions.

         (c) EXCLUSIONS. SECTION 13.3(b) shall not apply to any particular information which the receiving Party can demonstrate by written documentation (i) is, at the time of disclosure to it, in the public domain other than through a breach of the receiving Party's or a third party's confidentiality obligations; (ii) after disclosure to it, is published by the disclosing Party or otherwise becomes part of the public domain other than through a breach of the receiving Party's or a third party's confidentiality obligations; (iii) is lawfully in the possession of the receiving Party at the time of disclosure to it; (iv) is received from a third party having a lawful right to disclose such information; or (v) is independently developed by the receiving Party without reference to Proprietary Information of the furnishing Party. In addition, the receiving Party shall not be considered to have breached its obligations under this SECTION 13.3 for disclosing Proprietary Information of the other Party as required, in the opinion of legal counsel, to satisfy any legal requirement of a competent government body, provided that, promptly upon receiving any such request, such Party advises the other Party of the Proprietary Information to be disclosed and the identity of the third party requiring such disclosure prior to making such disclosure in order that the other Party may interpose an objection to such disclosure, take action to assure confidential handling of the Proprietary Information, or take such other action as it deems appropriate to protect the Proprietary Information. The receiving Party shall use commercially reasonable efforts to cooperate with the disclosing Party in its efforts to seek a protective order or other appropriate remedy or in the event such protective order or other remedy is not obtained, to obtain assurance that confidential treatment will be accorded such Proprietary Information.

         (d) LOSS OF PROPRIETARY INFORMATION. Each Party shall: (i) immediately notify the other Party of any possession, use, knowledge, disclosure, or loss of such other Party's Proprietary Information in contravention of this Agreement;
                  (ii) promptly furnish to the other Party all known details and assist such other Party in

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                  investigating and/or preventing the reoccurrence of such
                  possession, use, knowledge, disclosure, or loss; (iii) cooperate with the other Party in any investigation or litigation deemed necessary by such other Party to protect its rights; and (iv) promptly use all commercially reasonable efforts to prevent further possession, use, knowledge, disclosure, or loss of Proprietary Information in contravention of this Agreement. Each Party shall bear any costs it incurs in complying with this SECTION 13.3(d).

         (e) NO IMPLIED RIGHTS. Nothing contained in this Section 13.3 shall be construed as obligating a Party to disclose its Proprietary Information to the other Party, or as granting to or conferring on a Party, expressly or impliedly, any rights or license to any Proprietary Information of the other Party.

         (f) SURVIVAL. The Parties' obligations of non-disclosure and confidentiality shall survive the expiration or termination of this Agreement for a period of ten (10) years.

13.4     FILE ACCESS.

         SBC will have unrestricted access to, and the right to review and retain the entirety of, all computer or other files containing SBC Data, as well as all systems and network logs. At no time will any of such files or other materials or information be stored or held in a form or manner not immediately accessible to SBC. Amdocs shall provide to the SBC Contract Office all passwords, codes, comments, keys, documentation and the locations of any such files promptly upon the request of SBC, including Equipment and Software keys and such information as to format, encryption (if any) and any other specifications or information necessary for SBC to retrieve, read, revise and/or maintain such files. [**] SBC may request access [**] as contemplated by this Agreement.

14.      OWNERSHIP OF MATERIALS.

14.1     SBC OWNED MATERIALS.

         SBC shall be the sole and exclusive owner of all SBC owned Materials, including SBC Owned Software, and all enhancements and derivative works of such Materials, including United States and foreign intellectual property rights in such Materials ("SBC OWNED MATERIALS").

14.2     DEVELOPED MATERIALS.

         (a) OWNERSHIP [**]. Unless the Parties agree otherwise, [**] pursuant to this Agreement, but not including [**] of this Agreement [**] in connection with the

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                  Services provided by Amdocs under this Agreement [**]. If any such Developed Materials may [**] such Developed Materials, [**]. Amdocs acknowledges [**] such Developed Materials. Amdocs agrees [**] Amdocs is free [**] (including under this Agreement) [**] (including rights in the [**].

         (b) [**]. Amdocs shall, [**] Developed Materials. [**] such Materials; [**] for such Materials shall [**] of such Materials [**] applicable to Developed Materials.

14.3     AMDOCS OWNED MATERIALS.

         (a)      GENERAL. Amdocs shall be the sole and exclusive owner of the
                  (i) Materials it lawfully owned prior to the Commencement Date, (ii) Materials acquired by Amdocs on or after the Commencement Date (including any such Materials purchased from SBC pursuant to this Agreement), (iii) derivative works of Amdocs Owned Software created by Amdocs and not otherwise owned by SBC pursuant to the terms of this Agreement, (iv) Materials developed by Amdocs other than in the course of the performance of its obligations under this Agreement or in connection with the use of any SBC Data or SBC Owned Software ("AMDOCS OWNED MATERIALS"), including United States and foreign intellectual property rights in such Amdocs Owned Materials.

         (b) EMBEDDED MATERIALS. To the extent that Amdocs Owned Materials are embedded in any Developed Materials covered by SECTION 14.2(a), Amdocs shall not be deemed to have assigned its intellectual property rights in such Amdocs Owned Materials to SBC, but Amdocs hereby grants to SBC a license consistent with and on the same terms as the license granted to SBC under
                  SCHEDULE X for so long as such Amdocs Owned Materials remain embedded in such Developed Materials.

         (c)      [**]. [**], Amdocs will [**] perform the Services.

14.4     OTHER MATERIALS.

         This Agreement shall not confer upon either Party intellectual property rights in Materials of the other Party (to the extent not covered by this ARTICLE 14) unless otherwise so provided elsewhere in this Agreement.

14.5     GENERAL RIGHTS.

         (a) COPYRIGHT LEGENDS. Each Party agrees to reproduce copyright legends which appear on any portion of the Materials which may be owned by the other Party or third parties.

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         (b)      [**]. Nothing in this Agreement (including ARTICLE 8) [**]
                  under this Agreement, [**]; provided, however, that this
                  SECTION 14.5(b) shall [**] under this Agreement [**].

         (c) NO IMPLIED LICENSES. Except as expressly specified in this Agreement, nothing in this Agreement shall be deemed to grant to one Party, by implication, estoppel or otherwise, license rights, ownership rights or any other intellectual property rights in any Materials owned by the other Party or any Affiliate of the other Party (or, in the case of Amdocs, any Eligible Recipient).

         (d) INCORPORATED MATERIALS. Should either Party incorporate into Developed Materials any intellectual property subject to third party patent, copyright or license rights, any ownership or license rights granted herein with respect to such Materials shall be limited by and subject to any such patents, copyrights or license rights; provided that, prior to incorporating any such intellectual property in any Materials, the Party incorporating such intellectual property in the Materials has disclosed this fact and obtained the prior approval of the other Party.

14.6     SBC RIGHTS UPON EXPIRATION OR TERMINATION OF AGREEMENT.

         As part of the Termination Assistance Services, Amdocs shall provide the following to SBC and the Eligible Recipients with respect to Materials and Software:

         (a) SBC OWNED MATERIALS. With respect to Materials owned by SBC, Amdocs shall, [**]:

                  (i) deliver to SBC all such Materials and all copies thereof in the format and medium in use by Amdocs in connection with the Services as of the date of such expiration or termination; and

                  (ii) following confirmation by SBC that the copies of such Materials delivered by Amdocs are acceptable and the completion by Amdocs of any Termination Assistance Services for which such Materials are required, destroy or securely erase all other copies of such Materials then in Amdocs' possession and cease using such Materials for any purpose.

         (b) AMDOCS OWNED MATERIALS. Subject to payment of any Termination Charges due upon termination, with respect to those Materials owned by Amdocs or Amdocs Affiliates and used by them to provide the Services (with the exception of the Amdocs Software Package which is licensed to SBC by Amdocs pursuant to the terms and conditions set forth in SCHEDULE X), Amdocs unless otherwise agreed in advance by SBC in accordance with
                  Section 6.4(c), [**]:

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                  (i)      hereby [**] under SCHEDULE X;

                  (ii)     shall [**]; and

                  (iii)    shall [**] of this Agreement [**] set forth on
                           SCHEDULE X.

         (c)      SBC shall [**] in this SECTION 14.6(c).

         (d) THIRD PARTY SOFTWARE AND MATERIALS. To the extent permitted under applicable third party agreements, with respect to Third Party Software and Materials licensed by Amdocs or Amdocs Affiliates or Subcontractors and used by them to provide the Services, Amdocs hereby grants to SBC (or, at SBC's election, to SBC's designee who agrees to be bound by the confidentiality requirements of a non-disclosure agreement as otherwise required under this Agreement) a sublicense (with the right to grant sublicenses) offering the same rights and warranties with respect to such Third Party Software and Materials available to Amdocs (or Amdocs Affiliates or Subcontractors), on the same terms and conditions, for the benefit and use of SBC and the Eligible Recipients upon the expiration or termination of this Agreement with respect to the Services for which such Third Party Software or Materials were used, including any growth or increased utilization thereof after the termination or expiration of this Agreement; provided that, during the Termination Assistance Services period, Amdocs may, with SBC's approval, substitute one of the following for such sublicense:

                  (i) the assignment to SBC (or, at SBC's election, to SBC's designee) of the underlying license for such Third Party Software or Materials; or

                  (ii) the procurement for SBC (or, at SBC's election, to SBC's designee) of a new license (with terms at least as favorable as those in the license held by Amdocs or its Affiliates or Subcontractors and with the right to grant sublicenses) to such Third Party Software and Materials for the benefit or use of SBC and the Eligible Recipients.

                  In all events, SBC shall be obligated to make monthly or annual payments attributable to periods after the expiration or termination of this Agreement with respect to the Services for which such Third Party Software or Materials were used for the right to receive maintenance or support related thereto, but only to the extent Amdocs would have been obligated to make such payments if it had continued to hold the licenses in question or SBC has agreed in advance to make such payments.

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distribution within those companies or for distribution outside those companies except by written agreement.

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         (e)      SUBSTITUTE MATERIALS. If and to the extent SBC has agreed in advance to accept substitute software or materials, Amdocs may, in lieu of Third Party Software and Materials to which SBC is otherwise entitled under SECTION 6.4(c), deliver the specified licenses and other rights to equivalent software and materials which are sufficient to perform, [**], support or resources and at the levels of efficiency required by this Agreement, the functions of such Third Party Software and Materials after the expiration or termination of this Agreement.

15.      REPRESENTATIONS AND WARRANTIES.

15.1     WORK STANDARDS.

         Amdocs represents and warrants that the Services shall be rendered with promptness and diligence and shall be executed in a professional and workmanlike manner, in accordance [**] the Service Levels. Amdocs represents and warrants that it shall use adequate numbers of qualified individuals with suitable training, education, experience, competence and skill to perform the Services. Amdocs shall provide such individuals with training as to new products and services prior to the implementation of such products and services in the SBC environment.

15.2     MAINTENANCE.

         (a) AMDOCS RESPONSIBILITY. Amdocs represents and warrants that, unless otherwise agreed, it shall maintain the Equipment and Software so that they operate substantially in accordance with the Service Levels and their specifications, including (i) maintaining Equipment in good operating condition, subject to normal wear and tear, (ii) undertaking repairs and preventive maintenance on Equipment in accordance with the applicable Equipment manufacturer's recommendations and requirements, and
                  (iii) performing Software maintenance in accordance with the applicable Software supplier's documentation, recommendations and requirements.

         (b) OUT OF SUPPORT THIRD PARTY EQUIPMENT AND SOFTWARE. For Third Party Equipment and Software no longer supported by the licensor or manufacturer for which Amdocs has operational responsibility under SCHEDULES E and E.2, Amdocs shall use commercially reasonable efforts to perform maintenance for such Equipment or Software as required.

         (c) REFRESH. To the extent Amdocs has financial responsibility under SCHEDULES E and E.1 for Equipment or Software, Amdocs shall Upgrade or replace such Equipment or Software as necessary to satisfy its obligations under this Agreement, [**].

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                          except by written agreement.

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15.3     EFFICIENCY AND COST EFFECTIVENESS.

         Amdocs represents and warrants that it shall use commercially reasonable efforts to provide the Services in the most effective manner consistent with the required level of quality and performance. Without limiting the generality of the foregoing, such actions shall include:

         (a)      TIMING OF ACTIONS. Making adjustments in the timing of actions
                  [**]

         (b) TIMING OF FUNCTIONS. [**], the performance of non-critical functions [**].

         (c) SYSTEMS OPTIMIZATION. Tuning or optimizing the Systems (including memory) used to perform the Services [**].

         (d) USAGE SCHEDULING. Controlling its use of the System and/or the SBC data network by scheduling usage, where possible, to low utilization periods

         (e) ALTERNATIVE TECHNOLOGIES. Using alternative technologies to perform the Services.

         (f) EFFICIENCY. Efficiently using resources for which SBC retains financial responsibility, consistent with industry norms, and compiling data concerning such efficient use in segregated and auditable form whenever possible.

15.4     SOFTWARE AND MODERNIZATION SERVICES.

         (a) OWNERSHIP AND USE. Amdocs represents, warrants and covenants that it is either the owner of, or authorized to use, any and all Software provided and used by Amdocs in providing the Services. As to any such Software that Amdocs does not own but is authorized to use, Amdocs shall advise SBC as to the ownership and extent of Amdocs' rights with regard to such Software to the extent any limitation in such rights would materially impair Amdocs' performance of its obligations under this Agreement.

         (b) AMDOCS OWNED SOFTWARE COMPLIANCE. Amdocs represents, warrants and covenants that any Amdocs Owned Software will [**] described therein.

         (c) DEVELOPED MATERIALS COMPLIANCE. Amdocs represents, warrants and covenants that Developed Materials shall [**] be set forth in the applicable Order.

         (d) AMDOCS SOFTWARE PACKAGE COMPLIANCE. In addition to the representations, warranties and covenants above, Amdocs represents, warrants and covenants that Amdocs Software Package [**].

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         (e)      NONCONFORMITY. In the event that the Amdocs owned software, developed materials or the Amdocs software package do not comply with the specifications and criteria set forth in this agreement, and/or materially and adversely affect the services provided hereunder, Amdocs shall repair in accordance with the provisions of Schedule G or replace such software or material with conforming software or material. [**]

         (f) OUT OF SUPPORT THIRD PARTY SOFTWARE. To the extent third party software for which Amdocs is operationally responsibility under Schedules E and E.2 is no longer supported by the applicable licensor or manufacturer, [**].

15.5     NON-INFRINGEMENT.

         (a) PERFORMANCE OF RESPONSIBILITIES. Except as otherwise provided in this Agreement, each Party represents and warrants that it shall perform its responsibilities under this Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any patent, copyright, trademark, trade secret or other proprietary or privacy rights of any third party; provided, however, that the performing Party shall not have any obligation or liability to the extent any infringement or misappropriation is caused by (i) modifications made by the other Party or its contractors or subcontractors, without the knowledge or approval of the performing Party, (ii) the other Party's combination of the performing Party's work product or Materials with items not furnished, specified or reasonably anticipated by the performing Party or contemplated by this Agreement, (iii) a breach of this Agreement by the other Party, (iv) the failure of the other Party to use corrections or modifications provided by the performing Party offering equivalent features and functionality, or (v) [**] the performing Party to [**]. Each Party further represents an warrants that it will not use or create materials in connection with the Services which are or are alleged to be libelous, defamatory or obscene.

         (b) THIRD PARTY SOFTWARE INDEMNIFICATION. In addition, unless otherwise agreed, with respect to Third Party Software provided by Amdocs pursuant to this Agreement, Amdocs covenants that it shall make commercially reasonable efforts to obtain and provide intellectual property indemnification for SBC (or obtain intellectual property indemnification for itself and enforce such indemnification on behalf of SBC) from the suppliers of such Software. [**] under this Agreement.

         (c) ACTIONS IN CASE OF INFRINGEMENT. In the event that (1) any Materials, Developed Materials, Equipment or Software provided by Amdocs or its Affiliates or Subcontractors pursuant to this Agreement or used by them in the performance of the Services are found or, based upon a third party claim or threatened claim of infringement, are likely to be found, to infringe upon the patent, copyright, trademark, trade secrets, intellectual property or proprietary rights of any third

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distribution within those companies or for distribution outside those companies except by written agreement.

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                                                          Agreement No. 02026409

                  party [**] under this Agreement or (2) the continued use of such Materials, Developed Materials, Equipment or Software is enjoined, Amdocs shall, in addition to defending, indemnifying and holding harmless SBC as provided in Section 17.1(a)(iii) and to the other rights SBC may have under this Agreement, promptly and at its own cost and expense and in such a manner as to minimize the disturbance to SBC's and the Eligible Recipients' business activities do one of the following:

                  (i) [**]. [**] such Materials, Developed Materials, Equipment or Software.

                  (ii)     [**]. [**] as contemplated by this Agreement).

                  (iii)    [**]. [**] such items [**].


15.6     AUTHORIZATION.

         Each Party represents and warrants to the other that:

         (a) CORPORATE EXISTENCE. It is a corporation duly incorporated, validly existing and in good standing under the laws of its State of incorporation;

         (b) CORPORATE POWER AND AUTHORITY. It has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

         (c) LEGAL AUTHORITY. It has obtained all licenses, authorizations, approvals, consents or permits required to perform its obligations under this Agreement under all applicable Laws and under all applicable rules and regulations of all authorities having jurisdiction over the Services, except to the extent the failure to obtain any such license, authorizations, approvals, consents or permits is, in the aggregate, immaterial;

         (d) DUE AUTHORIZATION. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the requisite corporate action on the part of such Party; and

         (e) NO VIOLATION OR CONFLICT. The execution, delivery, and performance of this Agreement shall not constitute a violation of any judgment, order, or decree; a material default under any material contract by which it or any of its material assets are bound; or an event that would, with notice or lapse of time, or both, constitute such a default.

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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15.7     INDUCEMENTS.

         Amdocs represents and warrants that it has not given and will not give commissions, payments, kickbacks, lavish or extensive entertainment, or other inducements of more than minimal value to any employee or agent of SBC in connection with this contract. Amdocs also represents and warrants that, to the best of its knowledge, no officer, director, employee, agent or representative of Amdocs has given any such payments, gifts, entertainment or other thing of value to any employee or agent of SBC. Amdocs also acknowledges that the giving of any such payments, gifts, entertainment, or other thing of value is strictly in violation of SBC policy on conflicts of interest, [**].

15.8     MALICIOUS CODE.

         Each party shall cooperate with the other party and shall take commercially reasonable actions and precautions (including the use of antivirus software) consistent with Schedule E to prevent the introduction and proliferation of malicious code into SBC's environment or any system used by Amdocs to provide the services. [**] Under this agreement, [**] the malicious code [**].

15.9     DISABLING CODE.

         Amdocs represents and warrants that, without the prior written consent of SBC, Amdocs shall not insert into the Software any Disabling Code. Amdocs further represents and warrants that, with respect to any Disabling Code that may be part of the Software, Amdocs shall not invoke or cause to be invoked such Disabling Code at any time, including upon expiration or termination of this Agreement for any reason, without SBC's prior written consent. Amdocs also represents and warrants that it shall not use Third Party Software with Disabling Code without the prior approval of SBC.

15.10    COMPLIANCE WITH LAWS.

         (a) COMPLIANCE BY AMDOCS. Amdocs represents and warrants that, with respect to the provision of the Services and the performance of its other legal and contractual obligations hereunder, it is and shall be in compliance with all applicable Laws (including but not limited to those requiring the acquisition of applicable permits, certificates, manifests, approvals and inspections, applicable to the use of SBC Sites in the provision of Services, and applicable to the Equipment, Software, Systems and Services for which Amdocs is operationally responsible) on the Effective Date and shall remain in compliance with such Laws for the entire term of this Agreement. If a charge or a claim of non-compliance by Amdocs with such Laws is made or asserted against Amdocs, Amdocs shall promptly notify SBC of such charge or claim.

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distribution within those companies or for distribution outside those companies except by written agreement.

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         (b)      COMPLIANCE DATA AND REPORTS. [**], Amdocs shall provide SBC with data and reports in Amdocs' possession necessary for SBC to comply with, all Laws applicable to the Services.

         (c) SOFTWARE, EQUIPMENT, SYSTEMS AND MATERIALS COMPLIANCE. Amdocs covenants that the Software, Equipment, Systems and Materials owned, provided or used by Amdocs in providing the Services (other than [**]) are in compliance with all applicable Laws on the Effective Date and shall remain in compliance with such Laws for the entire term of this Agreement.

         (d) NOTICE OF LAWS. Amdocs shall notify SBC of any Laws and changes in Laws of which Amdocs is aware applicable to the provision of the Services and shall identify the impact of such Laws and changes in Laws on Amdocs' performance and SBC's receipt and use of such Services. Amdocs also shall [**] to be provided hereunder and shall [**], Amdocs shall [**]. With respect to those Laws applicable to SBC [**], SBC shall [**]. At SBC's request, Amdocs Personnel shall participate in SBC provided regulatory compliance training programs.

         (e) CHANGES IN LAWS. Amdocs shall comply with all Laws and changes in Laws (including Laws specifically applicable to SBC or the Eligible Recipients as providers of telecommunication or directories or advertising services to the extent Amdocs receives notice of such Laws from SBC or as otherwise provided in Section 15.10) and shall implement upon SBC approval any necessary modifications to the Services prior to the deadline imposed by the regulatory or governmental body having jurisdiction for such requirement or change. With respect to changes in the Laws applicable to the provision of telecommunication or directories or advertising services by SBC or the Eligible Recipients (excluding Laws applicable to the provision of information technology, data processing and/or printing products and services), such modifications shall be considered New Services [**] provided by Amdocs [**]; provided that, [**], Amdocs shall [**] with compliance with such Laws.

         (f) COMPLIANCE WITH DATA PRIVACY LAWS. Without limiting the foregoing, with respect to any SBC Personal Data, Amdocs shall comply with all Laws under applicable Privacy Laws (as well as Laws with respect to any customer proprietary network information (as defined under the Telecommunications Act of 1996 and applicable Federal Communications Commission regulations). Amdocs shall also provide SBC with such assistance as SBC may reasonably require to fulfill its responsibilities under the respective applicable Privacy Laws.

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distribution within those companies or for distribution outside those companies except by written agreement.

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         (g)      COMPLIANCE WITH EXPORT CONTROL LAWS. The Parties expressly acknowledge their obligation to comply with all applicable Laws regarding export from the United States of computer hardware, software, technical data or derivatives thereof, as such Laws may be modified from time to time. In their respective performance of the activities contemplated under this Agreement, neither party will directly or indirectly export (or re-export) any computer hardware, software, technical data or derivatives of such hardware, software or technical data, or permit the shipment of same: (a) into any country to which the United States has embargoed goods; (b) to anyone on the U.S. Treasury Department's List of Specially Designated Nationals, List of Specially Designated Terrorists or List of Specially Designated Narcotics Traffickers, or the U.S. Commerce Department's Denied Parties List; or (c) to any country or destination for which the United States government or a United States governmental agency requires an export license or other approval for export without first having obtained such license or other approval. Each Party will reasonably cooperate with the other and will provide to the other promptly upon request any end-user certificates, affidavits regarding re-export or other certificates or documents as are reasonably requested to obtain approvals, consents, licenses and/or permits required for any payment or any export or import of products or services under this Agreement. To the extent within Amdocs' control, Amdocs shall be responsible for, and shall coordinate and oversee, compliance with such export Laws in respect of such items exported or imported hereunder. This SECTION 15.10(g) shall not relieve the Amdocs of its obligation to perform the Services as provided herein, but such performance shall be undertaken in a manner complying with such Laws. The provisions of this SECTION 15.10(g) will survive the expiration or termination of this Agreement for any reason.

         (h) FCPA COMPLIANCE. Without limiting any other provision of this Agreement, in all activities associated with the performance of the Services, Amdocs shall perform in a manner consistent with the requirements of the FCPA. The FCPA prohibits the payment or offering anything of value to a government official or political party or candidate for the purpose of corrupting the exercise of an individual's duties and attempting to influence that individual to provide or retain business. [**].

         (i) RESPONSIBILITY. [**]Amdocs, SBC or the Eligible Recipients [**] of Amdocs or its Subcontractors or third party product or service providers [**] under this Agreement.

15.11    [**].

         [**] the Services will be [**] with the [**] the Services.

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                          except by written agreement.

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15.12    DISCLAIMER.

         EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, NEITHER PARTY MAKES ANY REPRESENTATIONS, CONDITIONS OR WARRANTIES TO THE OTHER PARTY, WHETHER EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES AND CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

16.      INSURANCE AND RISK OF LOSS.

16.1     INSURANCE.

         (a) REQUIREMENTS. With respect to performance hereunder, and in addition to Amdocs' obligation to indemnify, Amdocs agrees to maintain, at all times during the term of this Agreement, the following minimum insurance coverages and limits and any additional insurance and/or bonds required by law:

                  (i) Workers' Compensation insurance with benefits afforded under the laws of the state in which the Services are to be performed and Employers Liability insurance with minimum limits of $[**] for Bodily Injury-each accident, $[**] for Bodily Injury by disease-policy limits and $[**] for Bodily Injury by disease-each employee.

                  (ii) Commercial General Liability insurance with minimum limits of: $[**] General Aggregate limit; $[**] each occurrence sub-limit for all bodily injury or property damage incurred in any one occurrence; $[**] each occurrence sub-limit for Personal Injury and Advertising; $[**] Products/Completed Operations Aggregate limit, with a $[**] each occurrence sub-limit for Products/Completed Operations. Fire Legal Liability sub-limits of $[**] are required for lease agreements.

                           SBC will be listed as an Additional Insured on the Commercial General Liability policy.

                  (iii) Professional or Errors & Omissions insurance with minimum limits of $[**] each occurrence and $[**] in the aggregate.

                           SBC will be listed as an Additional Insured on the Professional or Errors & Omissions policy.

                  (iv) If use of a motor vehicle is required, Automobile Liability insurance with minimum limits of $[**] combined single limits per occurrence for bodily

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                          except by written agreement.

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                           injury and property damage, which coverage shall
                           extend to all owned, hired and non-owned vehicles.

         (b) APPROVED COMPANIES. All such insurance shall be procured with reputable insurance companies and in such form as shall be acceptable to SBC. SBC requires that companies affording insurance coverage have a rating of [**] and a Financial Size Category rating of [**], as rated in the A.M. Best Key Rating Guide for Property and Casualty Insurance Companies.

         (c) ENDORSEMENTS. The cancellation clause on the certificate of insurance will be amended to read as follows:

                  "THE ISSUING COMPANY WILL MAIL 30 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER PRIOR TO CANCELLATION OR A MATERIAL CHANGE TO POLICY DESCRIBED ABOVE."

         (d) CERTIFICATES. A certificate of insurance stating the types of insurance and policy limits provided Amdocs must be received prior to commencement of any work. If a certificate is not received, Amdocs hereby authorizes SBC, and SBC may, but is not required to, obtain insurance on behalf of Amdocs as specified herein. SBC will either invoice Amdocs for the costs incurred to so acquire insurance or will reduce by an applicable amount any amount owed to Amdocs.

         (e) NO IMPLIED LIMITATION. The obligation of Amdocs to provide the insurance specified herein shall not limit in any way any obligation or liability of Amdocs provided elsewhere in this Agreement.

         (f) SUBCONTRACTORS. Amdocs shall also require all subcontractors performing work on the project or who may enter upon the SBC Sites to maintain the same insurance requirements listed above.

         (g) [**]. With respect to insurance coverage to be provided by Amdocs pursuant to SECTION 16.1, the applicable insurance policies shall provide [**].

16.2     RISK OF LOSS.

         (a) GENERAL. Except as otherwise provided in ARTICLE 17, each Party shall be responsible for risk of loss of, and damage to, any Equipment, Software or other materials in its possession or under its control. Amdocs shall [**] provide the Services. Each Party shall promptly notify the other of any damage (except normal wear and tear), destruction, loss, theft, or governmental taking of any item of Equipment, Software or other materials in the possession or under the control

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                  of such Party, whether or not insured against by such Party, whether partial or complete, which is caused by any act, omission, fault or neglect of such Party ("EVENT OF LOSS"). Such Party shall be responsible for the cost of any necessary repair or replacement of such Equipment, Software or other materials due to an Event of Loss; in the event of an SBC Event of Loss, such repair or replacement shall not be considered part of Amdocs' maintenance obligations. For an SBC Event of Loss, Amdocs shall coordinate and oversee repair or replacement performed by a third-party on a Pass-Through Expenses basis, or by Amdocs at agreed-upon prices.

         (b) WAIVER. Except as provided below, Amdocs and SBC each waive all rights to recover against the other Party for damage, destruction, loss, theft, or governmental taking of their respective real or tangible personal property (whether owned or leased) from any cause to the extent covered by insurance maintained by each of them, [**]. This waiver of subrogation shall not extend to the damage, destruction, loss or theft of real or tangible personal property caused by the negligence or other tortious conduct of the other Party or the failure of the other Party to comply with its obligations under this Agreement. Amdocs and SBC will [**] by each Party.

17.      INDEMNITIES.

17.1     INDEMNITY BY AMDOCS.

         (a)      GENERAL INDEMNIFICATION. Subject to the provisions of SECTION
                  18.2 Amdocs agrees to indemnify, defend and hold harmless SBC and the Eligible Recipients and their respective officers, directors, employees, agents, representatives, successors, and assigns from any and all Losses relating to third party claims arising from or in connection with any of the following:

                  (i) [**]. [**] on or after the Commencement Date [**] pursuant to this Agreement;

                  (ii) [**]. [**] on or after the Commencement Date [**] to provide the Services;

                  (iii)    [**]. [**] proprietary rights [**];

                  (iv)     [**]. [**], that are the [**];

                  (v)      [**]. [**] or the regulations promulgated thereunder;

                  (vi) [**]. [**] under this Agreement, [**] under this Agreement; and

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distribution within those companies or for distribution outside those companies except by written agreement.

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                  (vii)    [**]. [**] resulting from [**] from and after [**]
                           from and after [**] in connection with [**]; (vi) other aspects of the [**] and/or (vii) [**] with respect to the [**], except, in each case, to the extent [**] under this Agreement.

         (b) [**]. Notwithstanding anything to the contrary in this Agreement, [**] in connection with: [**] of this Agreement, and [**] of this Agreement.

17.2     INDEMNITY BY SBC.

         (a) Subject to the provisions of SECTION 18.2, SBC agrees to indemnify, defend and hold harmless Amdocs and its officers, directors, employees, agents, representatives, successors, and assigns, from any Losses relating to third party claims arising from or in connection with any of the following:

                  (i)      [**] under this Agreement;

                  (ii)     [**] pursuant to this Agreement;

                  (iii)    [**]. [**] other proprietary rights [**];

                  (iv)     [**]. [**], that are the [**];

                  (v)      [**]. [**] under this Agreement, [**] under this
                           Agreement;

                  (vi)     [**]. [**] relating to the [**]; and

                  (vii)    [**]. [**] under this Agreement.

         (b) [**]. Notwithstanding anything to the contrary in this Agreement, [**] of this Agreement.

17.3     ADDITIONAL INDEMNITIES.

         Amdocs and SBC each agree to indemnify, defend and hold harmless the other, and the Eligible Recipients and their respective Affiliates, officers, directors, employees, agents, representatives, successors, and assigns, from any and all Losses and threatened Losses arising from or in connection with any of the following: (a) the death or bodily injury of any agent, employee, customer, business invitee, business visitor or other person caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement; and (b) the damage, loss or destruction of any real or tangible personal property caused by the negligence or other

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         tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement.

17.4     ENVIRONMENTAL MATTERS.

         (a) EQUIPMENT CONTAINING HAZARDOUS MATERIALS. SBC shall provide to Amdocs any MSDSs that it possesses for Equipment at SBC Sites, which are included in [**]. At least fifteen (15) days prior to the delivery of Equipment containing Hazardous Materials for which SBC is financially responsible to an SBC Site or the transfer of ownership of Amdocs-owned Equipment containing Hazardous Materials to SBC, Amdocs shall provide SBC with a MSDS for such Equipment. Each MSDS must include an attachment indicating the specific worker protection equipment requirement for use with the Hazardous Material covered thereby. If the Hazardous Material is a chemical defined by Proposition 65, the MSDS for said chemical should indicate that the chemical is one, which is known to the State of California to cause cancer, birth defects, or other reproductive harm. Notwithstanding any other provision of this Agreement, SBC shall have the right, but not the duty, to refuse acceptance or rescind the agreement to transfer ownership of any Equipment containing Hazardous Materials without incurring liability. Amdocs shall also ensure that all Equipment addressed in this subsection, which is required by applicable Laws to be marked, is so marked. Amdocs shall also provide SBC with the same information, if any, that it provides to any Amdocs Personnel concerning the disposition of such Equipment.

         (b) DISPOSITION OF WASTE. [**] shall investigate, select, and identify the transporter, which will be used to transport Waste (Waste Transporter) and the facility, which will be used to receive, handle, dispose, recycle, or treat Waste (Waste Facility). [**]reserves the right to veto any Waste Transporter or Waste Facility selection that [**] knows or has reason to know is not acceptable. Should [**] select a Waste Facility that is a RCRA B permitted facility, [**] agrees to provide the [**] Environmental Management (EM) regional office for the [**] Site producing the Waste with proof that such facility meets the financial assurance obligations imposed upon RCRA B permitted facilities by Laws to compensate third parties for bodily injury or property damage arising from facility operations by (i) a copy of a Hazardous Waste Facility Liability endorsement or a copy of the Certificate of Liability Insurance on file with the Environmental Protection Agency (EPA); (ii) a copy of the letter on file with the EPA from the Waste Facility's chief financial officer demonstrating the Waste Facility's ability to cover liability claims; (iii) a copy of the corporate guarantee on file with the EPA which shows the guarantor has sufficient funds to implement the guarantee, or (iv) any combination of the above.

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distribution within those companies or for distribution outside those companies except by written agreement.

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                  Prior to initiating Waste shipments requiring a generator
                  number, [**] shall obtain an [**] generator number from the [**] EM regional office for the [**] Site producing the Waste. [**] shall also ensure that (i) all applicable shipping documentation (e.g., manifests and bills of lading) and labels are properly prepared and affixed to the Waste and the Waste is packaged, prepared, and shipped in containers and/or vehicles specified by the then current and applicable regulations of the U.S. Department of Transportation (DOT), the Environmental Protection Agency (EPA) or any successors thereto and/or any other federal, state, and/or local agency having jurisdiction. [**] of removal of Waste from an SBC Site, [**] shall provide the [**] EM regional office for the [**] Site producing the Waste with the properly dated transporter acknowledgement of receipt of Waste.

                  The addresses of the [**] regional offices are as follows:
                  [**]
                  [**]
                  [**]

         (c) SBC WARRANTIES. SBC warrants that (i) during the term of this Agreement SBC Sites will be in material compliance with applicable Environmental Laws; (ii) it shall promptly provide Amdocs with notice of any Substance Release of Hazardous Materials of which it has knowledge, that is reportable under applicable Environmental Laws, and that directly or indirectly affects Amdocs' ability to perform Services at SBC Sites;
                  (iii) if Hazardous Materials in, on, or adjacent to any SBC Site, including such SBC Site's soil or surface or groundwater, directly or indirectly affects Amdocs' activities or Amdocs' Personnel at an SBC Site, SBC will clean up and remove the Hazardous Materials, in accordance with applicable Environmental Laws and remediate the SBC Site, if required by applicable Environmental Laws, to the condition approved by the applicable governmental agency; and (iv) it shall promptly provide Amdocs with notice of any Environmental Claim directly related to any Amdocs Personnel or Amdocs' activities at such SBC Sites.

         (d) AMDOCS WARRANTIES. Amdocs warrants that (i) it will not use, manufacture, store, treat, transport, refine, handle, produce, or dispose of a Hazardous Material in, at, on, under, upon or from an SBC Site except in material compliance with applicable Environmental Laws; (ii) it shall promptly provide SBC with notice of any Substance Release of Hazardous Materials in, at, on, under, upon, or from an SBC Site of which it has knowledge that is reportable under applicable Environmental Laws; (iii) it shall promptly provide SBC with notice of any Environmental Claim directly related to any SBC Site or Amdocs' activities at such SBC Sites; and (iv) if it causes Hazardous Materials to contaminate an SBC Site, including such SBC Site's soil or surface or groundwater, it will promptly clean up and remove such Hazardous Materials in accordance with applicable Environmental Laws and remediate the SBC Site, if required by applicable

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distribution within those companies or for distribution outside those companies except by written agreement.

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                  Environmental Laws, to the condition approved by the
                  applicable governmental agency.

17.5     INDEMNIFICATION PROCEDURES.

         With respect to third party claims, the following procedures shall apply:

         (a) NOTICE. Promptly after receipt by any entity entitled to indemnification (under SECTION 17.1 through SECTION 17.4 or any other provisions of this Agreement) of notice of the commencement or threatened commencement of any civil, criminal, administrative, or investigative action or proceeding involving a claim in respect of which the indemnitee will seek indemnification pursuant to any such Section, the indemnitee shall notify the indemnitor of such claim. No delay or failure to so notify an indemnitor shall relieve it of its obligations under this Agreement except to the extent that such indemnitor has suffered actual prejudice by such delay or failure. Within fifteen (15) days following receipt of notice from the indemnitee relating to any claim, but no later than five (5) days before the date on which any response to a complaint or summons is due, the indemnitor shall notify the indemnitee that the indemnitor elects to assume control of the defense and settlement of that claim (a "NOTICE OF ELECTION").

         (b) PROCEDURE FOLLOWING NOTICE OF ELECTION. If the indemnitor delivers a Notice of Election within the required notice period, the indemnitor shall assume sole control over the defense and settlement of the claim; provided, however, that
                  (i) the indemnitor shall keep the indemnitee fully apprised at all times as to the status of the defense, and (ii) the indemnitor shall obtain the prior written approval of the indemnitee before entering into any settlement of such claim asserting any liability against the indemnitee or imposing any obligations or restrictions on the indemnitee or ceasing to defend against such claim. The indemnitor shall not be liable for any legal fees or expenses incurred by the indemnitee following the delivery of a Notice of Election; provided, however, that (i) the indemnitee shall be entitled to employ counsel at its own expense to participate in the handling of the claim, and (ii) the indemnitor shall pay the fees and expenses associated with such counsel if, in the reasonable judgment of the indemnitee, based on an opinion of counsel, there is a conflict of interest with respect to such claim or if the indemnitor has requested the assistance of the indemnitee in the defense of the claim or the indemnitor has failed to defend the claim diligently. The indemnitor shall not be obligated to indemnify the indemnitee for any amount paid or payable by such indemnitee in the settlement of any claim if (x) the indemnitor has delivered a timely Notice of Election and such amount was agreed to without the written consent of the indemnitor, (y) the indemnitee has not provided the indemnitor with notice of such claim and a reasonable opportunity to respond

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                          except by written agreement.

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                  thereto, or (z) the time period within which to deliver a
                  Notice of Election has not yet expired.

         (c) PROCEDURE WHERE NO NOTICE OF ELECTION IS DELIVERED. If the indemnitor does not deliver a Notice of Election relating to any claim within the required notice period, the indemnitee shall have the right to defend the claim in such manner, as it may deem appropriate. The indemnitor shall promptly reimburse the indemnitee for all such costs and expenses incurred by the indemnitee, including attorneys' fees.

17.6     SUBROGATION.

         Except as otherwise provided in SECTIONS 16.1 or 16.2 in the event that an indemnitor shall be obligated to indemnify an indemnitee pursuant to
         SECTION 17.1 through SECTION 17.4 or any other provision of this Agreement, the indemnitor shall, upon payment of such indemnity in full, be subrogated to all rights of the indemnitee with respect to the claims to which such indemnification relates.

18.      LIABILITY.

18.1     FORCE MAJEURE.

         (a) GENERAL. Subject to SECTION 18.1(d), neither Party shall be liable for any default or delay in the performance of its obligations under this Agreement if and to the extent such default or delay is caused, directly or indirectly, by fire, flood, earthquake, elements of nature or acts of God; wars, riots, civil disorders, rebellions or revolutions, or any other similar cause beyond the reasonable control of such Party, except to the extent the non-performing Party is at fault in failing to prevent or causing such default or delay, and provided that such default or delay can not reasonably be circumvented by the non-performing Party through the use of alternate sources, workaround plans or other means. A strike, lockout or labor dispute involving Amdocs or a Subcontractor and its own personnel shall not excuse Amdocs from its obligations hereunder. [**]. Notwithstanding the foregoing, force majeure events shall not excuse SBC's payment obligations under this Agreement.

         (b) DURATION AND NOTIFICATION. In such event the non-performing Party shall be excused from further performance or observance of the obligation(s) so affected for as long as such circumstances prevail and such Party continues to use all commercially reasonable efforts to recommence performance or observance whenever and to whatever extent possible without delay. The Party so prevented, hindered or delayed in its performance shall, as quickly as practicable under the

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                  circumstances, notify the Party to whom performance is due by telephone (to be confirmed in writing within one (1) day of the inception of such delay) and describe at a reasonable level of detail the circumstances of the force majeure event, the steps being taken to address such force majeure event, and the expected duration of such force majeure event.

         (c) [**]. In addition, if any event described in [**] of this Agreement [**] and the [**] hereunder shall be [**] this Agreement [**] [**] of this Agreement.

         (d) DISASTER RECOVERY. Upon the occurrence of a force majeure event, Amdocs shall implement promptly, as appropriate, its disaster recovery plan and provide disaster recovery services, and shall periodically update and test such disaster recovery plan, as described in SCHEDULE E and SCHEDULE G. The occurrence of a force majeure event shall not relieve Amdocs of its obligation to implement its disaster recovery plan and provide disaster recovery services.

         (e)      [**]. [**] in accordance with this Agreement [**] hereunder
                  [**].

         (f)      [**]. [**] under this Agreement [**].

18.2     LIMITATION OF LIABILITY.

         (a) LIMITATIONS. EXCEPT AS PROVIDED IN THIS SECTION 18.2, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INCIDENTAL, EXEMPLARY, OR PUNITIVE DAMAGES, INCLUDING LOST REVENUE, REGARDLESS OF THE FORM OF THE ACTION OR THE THEORY OF RECOVERY, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. Additionally, except as provided below, the total aggregate liability of either Party, for claims asserted by the other Party under or in connection with this Agreement, regardless of the form of the action of the theory of recovery, shall be limited as follows:

                  (i)      [**] the Term [**] the Term); and

                  (ii)     [**] the Term [**] the Term).

                  For purposes of this SECTION 18.2(a), [**] for the purposes of the foregoing.

         (b) [**]. The limitations of liability set forth in SECTION 18.2(a) shall [**]

                  (i)      [**] under this Agreement;

                  (ii)     [**] of this Agreement [**]

                  (iii)    [**] provide [**].

                  (iv)     [**] under this Agreement.


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                  (v)      [**] under this Agreement; or

                  (vi)     [**] under ARTICLE 13.

                  (vii) [**], at or from [**] of this Agreement, and [**] of this Agreement. For the purpose of this subsection 18.2(b)(vii), [**].

         (c)      [**] under this Agreement shall [**].

         (d) [**] in connection with this Agreement [**] this Agreement. In the event that [**] as set forth on [**] under this SECTION 18.2(d) [**] as set forth [**]

         (e) [**] under this Agreement shall be considered [**] in accordance with this Agreement.

         (f) [**]. notwithstanding anything to the contrary in this Agreement, [**] pursuant to this Agreement ([**] during the term [**].

19.      DISPUTE RESOLUTION

19.1     INFORMAL DISPUTE RESOLUTION.

         Prior to the initiation of formal dispute resolution procedures with respect to any dispute, other than as provided in SECTION 19.1(c) or
         SECTION 20.7, the Parties shall first attempt to resolve such dispute informally, as follows:

         (a) INITIAL EFFORT. The Parties agree that they shall attempt in good faith to resolve all disputes (other than those described in SECTION 19.1(c) or SECTION 20.7) in accordance with Section
                  4.0 of Part 5 of SCHEDULE E (Statement of Work - Governance). In the event of a dispute that is not resolved or resolvable in accordance therewith, either Party may refer the dispute for resolution in accordance with SECTION 19.2 below upon written notice to the other Party.

         (b) PROVISION OF INFORMATION. During the course of negotiations under SECTION 19.1(a) above, all reasonable requests made by one Party to another for non-privileged information, reasonably related to the dispute, will be honored in order that each of the Parties may be fully advised of the other's position. All negotiation shall be strictly confidential and used solely for the purposes of settlement. Any materials prepared by one Party for these proceedings shall not be used as evidence by the other Party in any subsequent arbitration or litigation; provided, however, the underlying facts supporting such materials may be subject to discovery.

         (c) PREREQUISITE TO FORMAL PROCEEDINGS. Formal proceedings for the resolution of a dispute may not be commenced until the completion of the process for dispute resolution set forth in
                  Section 4.0 of Part 5 of SCHEDULE E (Statement of Work-

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                  Governance). The time periods specified in Section 4.0 of Part
                  5 of SCHEDULE E (Statement of Work - Governance) shall not be construed to prevent a Party from instituting, and a Party is authorized to institute, formal proceedings earlier to (A) avoid the expiration of any applicable limitations period, (B) preserve a superior position with respect to other creditors, or (C) address a claim arising out of the infringement, misappropriation or other violation of a Party's intellectual property rights by the other Party or the breach of a Party's obligations under ARTICLE 13 or a dispute subject to SECTION 20.7.

19.2     ARBITRATION.

         (a) Except for claims arising out of the breach of a Party's obligations under ARTICLE 13 or disputes subject to SECTION 20.7, any controversy or claim arising out of or relating to this Agreement, or any breach thereof, which cannot be resolved using the procedures set forth above in SECTION 19.1, shall be finally resolved under the Commercial Arbitration Rules of the American Arbitration Association then in effect.

         (b) The Arbitration shall take place in [**], and shall apply the law of the [**]. The decision of the arbitrator shall be final and binding and judgment on the award may be entered in any court of competent jurisdiction. The arbitrators shall be instructed to state the reasons for their decisions in writing, including findings of fact and law. The arbitrators shall be bound by the warranties, limitations of liability and other provisions of this Agreement. Except with respect to the provisions of this Agreement that provide for injunctive relief rights, such arbitration shall be a precondition to any application by either Party to any court of competent jurisdiction.

         (c) Within ten (10) days after delivery of written notice ("NOTICE OF DISPUTE") by one Party to the other in accordance with this Section, the Parties each shall use good faith efforts to mutually agree upon one (1) arbitrator. If the Parties are not able to agree upon one (1) arbitrator within such period of time, then the arbitrator will be chosen in accordance of the Commercial Arbitration Rules of the American Arbitration Association who has at no time ever represented or acted on behalf of either of the Parties, and is not otherwise affiliated with or interested in either of the Parties.

         (d) All arbitrators selected pursuant to this Section shall be practicing attorneys with at least five (5) years experience in technology law applicable to the Services. Any such appointment shall be binding upon the Parties. The Parties shall use best efforts to set the arbitration within sixty
                  (60) days after selection of the arbitrator or arbitrators, as applicable, but in no event shall the arbitration be set

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                  more than ninety (90) days after selection of the arbitrator or arbitrators, as applicable. Discovery as permitted by the Federal Rules of Civil Procedure then in effect will be allowed in connection with arbitration to the extent consistent with the purpose of the arbitration and as allowed by the arbitrator or arbitrators, as applicable. The decision or award of the arbitrator or the majority of the three arbitrators, as applicable, shall be rendered within fifteen
                  (15) days after the conclusion of the hearing, shall be in writing, shall set forth the basis therefor, and shall be final, binding and nonappealable upon the Parties and may be enforced and executed upon in any court having jurisdiction over the Party against whom the enforcement of such decision or award is sought. Each Party shall bear its own arbitration costs and expenses and all other costs and expenses of the arbitration shall be divided equally between the Parties; provided, however, the arbitrator or arbitrators, as applicable, may modify the allocation of fees, costs and expenses in the award in those cases where fairness dictates other than such allocation between the Parties.

19.3     CONTINUED PERFORMANCE.

         (a) GENERAL. Each Party agrees that it shall, unless otherwise directed by the other Party, continue performing its obligations under this Agreement while any dispute is being resolved; provided that this provision shall not operate or be construed as extending the term of this Agreement. [**].

         (b) [**]. Amdocs acknowledges and agrees that [**]. Amdocs expressly acknowledges and agrees that, [**] under this Agreement, [**] SBC and Amdocs. Amdocs further agrees as follows:

                  (i) [**] any of the terms of this Agreement [**] under this Agreement [**] set forth in [**], Amdocs agrees that [**]

                  (ii) Amdocs shall not intentionally interrupt the Services or provide reduced levels of Service quality or support unless and until [**].

                  (iii) [**] because it is required to do so [**] Amdocs shall [**] the Services.

19.4     GOVERNING LAW.

         This Agreement and performance under it shall be governed by and construed in accordance with the applicable laws of the [**], without giving effect to the principles thereof relating to conflicts of laws.

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20.      TERMINATION.

20.1     TERMINATION FOR CAUSE.

         (a) BY SBC. If Amdocs materially breaches this Agreement, and, following the escalation procedures set forth in SECTION 19.1, has not cured within sixty (60) days after notice from SBC, then SBC may immediately issue a Notice of Dispute, and following determination by the arbitrator pursuant to SECTION
                  19.2 [**] that Amdocs has committed, and not cured, Amdocs' material breach, by giving notice to Amdocs, immediately terminate this Agreement with respect to all of the Services, as of a date specified in the notice of termination. Amdocs shall be [**]. The Parties shall work together in good faith to complete arbitration as expeditiously as possible and shall, upon SBC's request, jointly instruct the arbitrator to issue a decision as soon as reasonably possible.

         (b) BY AMDOCS. In the event that SBC fails to pay Amdocs undisputed Charges for [**] after the payment due date therefor and fails to cure such default within [**] of notice from Amdocs of the possibility of termination for failure to make such payment, Amdocs may, by notice to SBC, terminate this Agreement.

20.2     TERMINATION FOR CONVENIENCE.

         (a) GENERAL. SBC may terminate this Agreement with respect to all of the Services for convenience and without cause at any time by giving Amdocs at least [**] prior notice designating the termination date. SBC may withdraw a notice of termination of this Agreement for convenience at any time up to [**] prior to the designated termination date in the notice (which termination date may be set in relation to the issuance of a decision of an arbitration conducted pursuant to SECTION 20.1(a)). Upon the effective date of such termination, SBC shall pay to Amdocs the Termination Charge applicable for termination for convenience calculated in accordance with [**] the Services; [**].

         (b) [**]. Notwithstanding anything to the contrary in this agreement, [**] to provide the services; (iii) [**] provided by Amdocs [**].

20.3     TERMINATION [**].

         In the event of [**] providing Services under this Agreement) [**]then at any time [**] this Agreement, [**] shall be effective; provided, however, that [**] as set forth [**] pursuant to this SECTION 20.3 [**] in connection with [**] pursuant to this SECTION 20.3. [**] and any and all other information [**] relating to the Services.

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20.4     TERMINATION [**].

         In the event that, [**], at any time within [**] this Agreement [**] in accordance [**] in connection with [**] this basis.

20.5     INSOLVENCY.

         (a) RIGHT TO TERMINATE. In the event that either Party (a) files for bankruptcy, (b) becomes or is declared insolvent, or is the subject of any proceedings related to its liquidation, insolvency or the appointment of a receiver or similar officer for it, (c) makes an assignment for the benefit of all or substantially all of its creditors, or (d) enters into an agreement for the composition, extension, or readjustment of substantially all of its obligations, then the other Party may terminate this Agreement as of a date specified in a termination notice; provided, however, that Amdocs will not have the right to exercise such termination under this Section so long as SBC pays for the Services to be received hereunder in advance on a month-to-month basis. If either Party elects to terminate this Agreement due to the insolvency of the other Party, such termination will be deemed to be a termination for cause hereunder.

         (b) SECTION 365(n). Notwithstanding any other provision of this Agreement to the contrary, in the event that Amdocs becomes a debtor under the Bankruptcy Code and rejects this Agreement pursuant to Section 365 of the Bankruptcy Code (a "BANKRUPTCY REJECTION"), (i) any and all of the licensee and sublicensee rights of SBC arising under or otherwise set forth in this Agreement, including without limitation the rights of SBC referred to in SECTION 14.6, shall be deemed fully retained by and vested in SBC as protected intellectual property rights under Section 365(n)(1)(B) of the Bankruptcy Code and further shall be deemed to exist immediately before the commencement of the bankruptcy case in which Amdocs is the debtor; (ii) SBC shall have all of the rights afforded to non-debtor licensees and sublicensees under Section 365(n) of the Bankruptcy Code; and (iii) to the extent any rights of SBC under this Agreement which arise after the termination or expiration of this Agreement are determined by a bankruptcy court to not be "intellectual property rights" for purposes of Section 365(n), all of such rights shall remain vested in and fully retained by SBC after any Bankruptcy Rejection as though this Agreement were terminated or expired. SBC shall under no circumstances be required to terminate this Agreement after a Bankruptcy Rejection in order to enjoy or acquire any of its rights under this Agreement, including without limitation any of the rights of SBC referenced in Section.

         (c) SBC RIGHTS UPON AMDOCS' BANKRUPTCY. In the event of Amdocs' bankruptcy or of the filing of any petition under the federal bankruptcy laws affecting the

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409

                  rights of Amdocs which is not stayed or dismissed within thirty (30) days of filing, in addition to the other rights and remedies set forth herein, to the maximum extent permitted by Law, SBC will have the immediate right to retain and take possession for safekeeping all SBC Data, SBC Proprietary Information, SBC licensed Third Party Software, SBC owned Equipment, SBC owned Materials, SBC owned Developed Materials, and all other Software, Equipment, Systems or Materials to which SBC is or would be entitled during the term of this Agreement or upon the expiration or termination of this Agreement. Amdocs shall cooperate fully with SBC and assist SBC in identifying and taking possession of the items listed in the preceding sentence. SBC will have the right to hold such SBC Data, Proprietary Information, Software, Equipment, Systems and Materials until such time as the trustee or receiver in bankruptcy or other appropriate court officer can provide adequate assurances and evidence to SBC that they will be protected from sale, release, inspection, publication, or inclusion in any publicly accessible record, document, material or filing. Amdocs and SBC agree that without this material provision, SBC would not have entered into this Agreement or provided any right to the possession or use of SBC Data, SBC Proprietary Information, or SBC Software covered by this Agreement.

         (d) RIGHTS TO ASSUME IN BANKRUPTCY. In the event of commencement of bankruptcy proceedings by or against SBC or an Eligible Recipient, such Entity or its trustee in bankruptcy shall be entitled to assume the licenses granted to such Entity under or pursuant to this Agreement and shall be entitled to retain all of such Entity's rights thereunder.

20.6     [**].

         [**] the Commencement Date, [**] the Services and this Agreement. [**] the Services and this Agreement: [**]. Notwithstanding the foregoing, with respect to Services [**] during the entire Initial Term shall [**] as set forth in this Section or elsewhere in this Agreement.

20.7     EQUITABLE REMEDIES.

         Amdocs acknowledges that, in the event it breaches (or attempts or threatens to breach) its obligation to provide Termination Assistance Services as provided in SECTION 4.4, its obligation respecting continued performance in accordance with SECTION 19.3, or its obligation to provide access to computers or files containing SBC Data in accordance with SECTION 13.4, SBC will be irreparably harmed. In such a circumstance, SBC may proceed directly to court for purposes of obtaining equitable relief. If a court of competent jurisdiction should find that Amdocs has breached (or attempted or threatened to breach) any such obligations, Amdocs agrees that without any additional findings of irreparable injury or other conditions to injunctive relief, it shall not oppose the entry of

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409

         an appropriate order compelling performance by Amdocs and restraining it from any further breaches (or attempted or threatened breaches).

20.8     SCHEDULE X SURVIVAL.

         Except in the event of termination of this Agreement by SBC pursuant to
         SECTION 20.1(a) without payment of the applicable Termination Charge, all licenses and rights under SCHEDULE X shall survive any expiration or termination of this Agreement.

21.      GENERAL.

21.1     BINDING NATURE AND ASSIGNMENT.

         (a) BINDING NATURE. This Agreement will be binding on the Parties and their respective successors and permitted assigns.

         (b) ASSIGNMENT. Neither Party may, or will have the power to, assign this Agreement without the prior written consent of the other, except in the following circumstances in respect of which the provisions of SECTION 9.5 shall apply if such assignment will result in New Services:

                  (i) Either Party may assign its rights and obligations under this Agreement, without the approval of the other Party, to an Affiliate which expressly assumes such Party's obligations and responsibilities hereunder and is not a direct competitor of the other Party; provided, that the assigning Party shall remain fully liable for and shall not be relieved from the full performance of all obligations under this Agreement. The Party assigning its rights or obligations to an Affiliate in accordance with this Agreement shall, within one (1) business day after such assignment, provide notice thereof to the other Party together with a copy any relevant provisions of [**].

                  (ii) [**] under this Agreement [**] the terms and conditions of this Agreement.

         (c) IMPERMISSIBLE ASSIGNMENT. Any attempted assignment that does not comply with the terms of this Section shall be null and void.

21.2     ENTIRE AGREEMENT; AMENDMENT.

         This Agreement, including any Schedules and EXHIBIT referred to herein and attached hereto, each of which is incorporated herein for all purposes, constitutes the entire agreement between the Parties with respect to the subject matter hereof. There are no agreements, representations, warranties, promises, covenants, commitments or undertakings other than those expressly set forth herein. This Agreement supersedes all

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                          Agreement No. 02026409

         prior agreements, representations, warranties, promises, covenants, commitments or undertaking, whether written or oral, with respect to the subject matter contained in this Agreement. No amendment, modification, change, waiver, or discharge hereof shall be valid unless in writing and signed by an authorized representative of the Party against which such amendment, modification, change, waiver, or discharge is sought to be enforced.

21.3     NOTICES.

         (a) Any notice, notification, request, demand, or determination provided by a Party pursuant to SECTION 4.4 [Termination Assistance Services], SECTION 6.11 [Notices of Default],
                  SECTION 7.7 [Notice of Default], SECTION 11.5 [Extraordinary Events and Changes], SECTION 13.3(d) [Loss of Proprietary Information], SECTION 17.5 [Indemnification Procedures],
                  SECTION 18.1 [Force Majeure], SECTION 18.2(d) [Waiver of Liability Cap], SECTION 19.1 [Informal Dispute Resolution],
                  ARTICLE 20 [Termination] and SECTION 21.1 [Binding Nature and Assignment] shall be in writing and shall be delivered in hard copy using one of the following methods: and shall be deemed delivered upon receipt: (i) by hand, (ii) by an express courier with a reliable system for tracking delivery, or (iii) by registered or certified mail, return receipt requested, postage prepaid. Unless otherwise agreed, the forgoing notices shall be delivered as follows:

                  In the case of SBC:

                           SBC Services, Inc.
                           Suite 4-W-10
                           1010 N. St. Mary's
                           San Antonio, TX  78215
                           Attention: Director Strategic Sourcing

                           With a copy to:

                           Room 4-G-90
                           175 E. Houston St.
                           San Antonio, TX  78205
                           Attention: Vice President - General Counsel

                  In the case of Amdocs:

                           Amdocs, Inc.
                           1390 Timberlake Manor Parkway

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409

                           Chesterfield, MO 63017
                           Attention: President

         (b) All notices, notifications, requests, demands or determinations required or provided pursuant to this Agreement, other than those specified in SECTION 21.3(a), may be sent in hard copy in the manner specified in SECTION 21.3(a), or by e-mail transmission (where receipt is acknowledged by the recipient) or facsimile transmission (with acknowledgment of receipt from the recipient's facsimile machine) to the addresses set forth below:

                  In the case of SBC:

                           SBC Services, Inc.
                           Suite 4-W-10
                           1010 N. St. Mary's
                           San Antonio, TX  78215
                           Attention: Director Strategic Sourcing
                           (Fax Number 210/886-3709)

                           and

                  In the case of Amdocs:

                           Amdocs, Inc.
                           1390 Timberlake Manor Parkway
                           Chesterfield, MO 63017
                           Attention: President
                           (Fax Number 314/212-7557

         (c) A Party may from time to time change its address or designee for notification purposes by giving the other prior notice of the new address or designee and the date upon which it shall become effective.

21.4     COUNTERPARTS.

         This Agreement may be executed in several counterparts, all of which taken together shall constitute one single agreement between the Parties hereto.

21.5     HEADINGS.

         The article and section headings and the table of contents used herein are for reference and convenience only and shall not be considered in the interpretation of this Agreement.

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                          Agreement No. 02026409

21.6     RELATIONSHIP OF PARTIES.

         Amdocs, in furnishing services to SBC hereunder, is acting as an independent contractor, and Amdocs has the sole obligation to supervise, manage, contract, direct, procure, perform or cause to be performed, all work to be performed by Amdocs under this Agreement. Amdocs is not an agent of SBC and has no right, power or authority, expressly or impliedly, to represent or bind SBC as to any matters, except as expressly authorized in this Agreement.

21.7     SEVERABILITY.

         In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed or if any such provision is held invalid or unenforceable by a court with jurisdiction over the Parties, such provision shall be deemed to be restated to reflect as nearly as possible the original intentions of the Parties in accordance with applicable law. The remaining provisions of this Agreement and the application of the challenged provision to persons or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each such provision shall be valid and enforceable to the full extent permitted by law.

22.      CONSENTS AND APPROVAL.

         Except where expressly provided as being in the sole discretion of a Party, where agreement, approval, acceptance, consent, confirmation, notice or similar action by either Party is required under this Agreement, such action shall not be unreasonably delayed or withheld. An approval or consent given by a Party under this Agreement shall not relieve the other Party from responsibility for complying with the requirements of this Agreement, nor shall it be construed as a waiver of any rights under this Agreement, except as and to the extent otherwise expressly provided in such approval or consent.

22.1     WAIVER OF DEFAULT; CUMULATIVE REMEDIES.

         (a) WAIVER OF DEFAULT. A delay or omission by either Party hereto to exercise any right or power under this Agreement shall not be construed to be a waiver thereof. A waiver by either of the Parties hereto of any of the covenants to be performed by the other or any breach thereof shall not be construed to be a waiver of any succeeding breach thereof or of any other covenant herein contained. All waivers must be in writing and signed by the Party waiving its rights.

         (b) CUMULATIVE REMEDIES. All remedies provided for in this Agreement shall be cumulative and in addition to and not in lieu of any other remedies available to either Party at law, in equity or otherwise.

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                          Agreement No. 02026409

22.2     SURVIVAL.

         Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect. Additionally, all provisions of this Agreement will survive the expiration or termination of this Agreement to the fullest extent necessary to give the Parties the full benefit of the bargain expressed herein.

22.3     PUBLICITY

         Neither Party shall use the other Party's or its Affiliates' names or any language, pictures, trademarks, service marks or symbols which could, in a Party's judgment, imply such Party's or its Affiliates' identity or endorsement by such Party, its Affiliates or any of its employees in any (i) written, electronic or oral advertising or presentation or (ii) brochure, newsletter, book, electronic database or other written matter of whatever nature, without the Party's prior written consent (which hereafter shall be collectively referred to as "PUBLICITY MATTERS"). A Party will submit to the other Party for written approval, prior to publication, all Publicity Matters that mention or display a Party's or its Affiliates' names, trademarks or service marks, or that contain any symbols, pictures or language from which a connection to said names or marks may be inferred or implied.

22.4     THIRD PARTY BENEFICIARIES.

         Except as expressly provided herein, this Agreement is entered into solely between, and may be enforced only by, SBC and Amdocs. This Agreement shall not be deemed to create any rights or causes of action in or on behalf of any third parties, including without limitation employees, suppliers and customers of a Party, or to create any obligations of a Party to any such third parties.

22.5     [**].

         [**] under this Agreement [**].

22.6     ORDER OF PRECEDENCE.

         In the event of a conflict, this Agreement shall take precedence over the Schedules attached hereto, and the Schedules shall take precedence over any attached EXHIBIT.

22.7     [**].

         (a) [**]. [**] during the period [**] under this Agreement or [**] related to this Agreement and [**] related to this Agreement. This provision shall [**].

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      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                          Agreement No. 02026409

22.8     [**].  [**] SHALL BE [**] THIS SECTION 21.15, [**]FURTHER ASSURANCES.

         Each Party covenants and agrees that, subsequent to the execution and delivery of this Agreement and without any additional consideration, each Party shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate the purposes of this Agreement.

22.9     LIENS.

         Amdocs will not file, or by its action or inaction permit, any mechanics or materialman's liens to be filed on or against property or realty of SBC or any Eligible Recipient. In the event that any such Liens arise as a result of Amdocs' action or inaction, Amdocs will obtain a bond to fully satisfy such liens or otherwise remove such liens at its sole cost and expense within ten (10) business days.

22.10    COVENANT OF GOOD FAITH.

         Each Party agrees that, in its respective dealings with the other Party under or in connection with this Agreement, it shall act in good faith.

22.11    ACKNOWLEDGMENT.

         The Parties each acknowledge that the terms and conditions of this Agreement have been the subject of active and complete negotiations, and that such terms and conditions should not be construed in favor of or against either Party by reason of the extent to which either Party or its professional advisors participated in the preparation of this Agreement.

                            [Signature Page Follows]

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  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409

         IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized representatives as of the Effective Date.

SBC SERVICES, INC.                        AMDOCS, INC.

By:    /s/ Edward L. Glotzbach          By:  /s/ Thomas G. O'Brien
       -----------------------------        ------------------------------
Name:      Edward L. Glotzbach              Name: Thomas G. O'Brien
       -----------------------------        ------------------------------
Title: Executive VP & CIO - SBC             Title: Secretary and Treasurer

Date:  January 9, 2003                  Date: January 9, 2003
       -----------------------------         -----------------------------

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  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                               Table of Contents

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1.       BACKGROUND AND OBJECTIVES..............................................................................     1

         1.1      Information Technology Services...............................................................     1

         1.2      Goals and Objectives..........................................................................     2

         1.3      Interpretation................................................................................     2

2.       DEFINITIONS AND DOCUMENTS..............................................................................     3

         2.1      Definitions...................................................................................     3

         2.2      Other Terms...................................................................................    18

         2.3      Associated Contract Documents.................................................................    19

3.       TERM...................................................................................................    21

         3.1      Initial Term..................................................................................    21

         3.2      Extension.....................................................................................    21

4.       SERVICES...............................................................................................    22

         4.1      Overview......................................................................................    22

         4.2      Modernization Services........................................................................    22

         4.3      Transition Services...........................................................................    24

         4.4      Termination Assistance Services...............................................................    25

         4.5      Use of Third Parties..........................................................................    29

         4.6      Testing and Acceptance Test Procedures........................................................    30

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         4.7      On-Site Support...............................................................................    31

5.       [**]...................................................................................................    31

         5.1      Amdocs Responsibility.........................................................................    31

         5.2      Financial Responsibility......................................................................    31

         5.3      Contingent Arrangements.......................................................................    31

6.       FACILITIES, SOFTWARE, EQUIPMENT, CONTRACTS AND ASSETS ASSOCIATED WITH THE PROVISION OF SERVICES........    32

         6.1      Service Facilities............................................................................    32

         6.2      Use of Amdocs Facilities......................................................................    36

         6.3      SBC Rules/Employee Safety.....................................................................    36

         6.4      Software......................................................................................    38

         6.5      Equipment.....................................................................................    39

         6.6      Third Party Contracts.........................................................................    41

         6.7      Assignment of Licenses, Leases and Related Agreements.........................................    42

         6.8      License to SBC Owned Software and Third Party Software........................................    43

         6.9      License to Amdocs Owned Materials and Third Party Software....................................    45

         6.10     Stock Purchase Agreement......................................................................    45

         6.11     Notice of Defaults............................................................................    46

         6.12     [**]..........................................................................................    46
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7.       SERVICE LEVELS.........................................................................................    46

         7.1      General.......................................................................................    46

         7.2      Transition Period Review......................................................................    46

         7.3      Compliance With Service Levels................................................................    47

         7.4      Problem Analysis..............................................................................    47

         7.5      Measurement and Monitoring....................................................................    47

         7.6      [**]..........................................................................................    47

         7.7      [**]..........................................................................................    48

8.       PROJECT PERSONNEL......................................................................................    48

         8.1      Transitioned Personnel........................................................................    48

         8.2      Employee Benefit Plans........................................................................    49

         8.3      Other Employee Matters........................................................................    50

         8.4      Key Amdocs Personnel and Critical Support Personnel...........................................    50

         8.5      [**]..........................................................................................    51

         8.6      [**]..........................................................................................    51

         8.7      Amdocs Personnel Are Not SBC Employees........................................................    51

         8.8      Replacement, Qualifications, and Retention of Amdocs Personnel................................    51

         8.9      Training/Career Opportunities.................................................................    52

         8.10     Conduct of Amdocs Personnel...................................................................    52
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         8.11     Substance Abuse...............................................................................    53

         8.12     Union Agreements and WARN Act.................................................................    53

9.       AMDOCS RESPONSIBILITIES................................................................................    54

         9.1      Policy and Procedures Manual..................................................................    54

         9.2      Reports.......................................................................................    55

         9.3      Quality Assurance.............................................................................    55

         9.4      [**] Strategic Decisions and Authority........................................................    57

         9.5      Change Control................................................................................    58

         9.6      Software Currency.............................................................................    61

         9.7      Year 2000 Compliance..........................................................................    62

         9.8      Access to Specialized Amdocs Skills and Resources.............................................    63

         9.9      Audit Rights..................................................................................    63

         9.10     Agency and Disbursements......................................................................    65

         9.11     Subcontractors................................................................................    66

         9.12     Supplier Diversity............................................................................    67

         9.13     Government Contract Flow-Down Clauses.........................................................    68

10.      SBC Responsibilities...................................................................................    69

         10.1     Responsibilities..............................................................................    69

         10.2     Savings Clause................................................................................    70
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11.      CHARGES................................................................................................    70

         11.1     General.......................................................................................    70

         11.2     Pass-Through Expenses.........................................................................    70

         11.3     [**]..........................................................................................    71

         11.4     Taxes.........................................................................................    71

         11.5     [**]..........................................................................................    73

         11.6     [**]..........................................................................................    74

         11.7     Proration.....................................................................................    74

         11.8     Refundable Items..............................................................................    74

         11.9     [**]..........................................................................................    74

12.      INVOICING AND PAYMENT..................................................................................    75

         12.1     Invoicing.....................................................................................    75

         12.2     Payment Due...................................................................................    75

         12.3     [**]..........................................................................................    75

         12.4     [**]..........................................................................................    75

13.      SBC DATA AND OTHER PROPRIETARY INFORMATION.............................................................    76

         13.1     SBC Ownership of SBC Data.....................................................................    76

         13.2     Safeguarding SBC Data.........................................................................    76

         13.3     Confidentiality...............................................................................    77
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         13.4     File Access...................................................................................    80

14.      OWNERSHIP OF MATERIALS.................................................................................    80

         14.1     SBC Owned Materials...........................................................................    80

         14.2     Developed Materials...........................................................................    80

         14.3     Amdocs Owned Materials........................................................................    81

         14.4     Other Materials...............................................................................    81

         14.5     General Rights................................................................................    81

         14.6     SBC Rights Upon Expiration or Termination of Agreement........................................    82

15.      REPRESENTATIONS AND WARRANTIES.........................................................................    84

         15.1     Work Standards................................................................................    84

         15.2     Maintenance...................................................................................    84

         15.3     Efficiency and Cost Effectiveness.............................................................    85

         15.4     Software and Modernization Services...........................................................    85

         15.5     Non-Infringement..............................................................................    86

         15.6     Authorization.................................................................................    87

         15.7     Inducements...................................................................................    88

         15.8     Malicious Code................................................................................    88

         15.9     Disabling Code................................................................................    88

         15.10    Compliance with Laws..........................................................................    88
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         15.11    [**]..........................................................................................    90

         15.12    Disclaimer....................................................................................    91

16.      INSURANCE AND RISK OF LOSS.............................................................................    91

         16.1     Insurance.....................................................................................    91

         16.2     Risk of Loss..................................................................................    92

17.      INDEMNITIES............................................................................................    93

         17.1     Indemnity by Amdocs...........................................................................    93

         17.2     Indemnity by SBC..............................................................................    94

         17.3     Additional Indemnities........................................................................    94

         17.4     Environmental Matters.........................................................................    95

         17.5     Indemnification Procedures....................................................................    97

         17.6     Subrogation...................................................................................    98

18.      LIABILITY..............................................................................................    98

         18.1     Force Majeure.................................................................................    98

         18.2     Limitation of Liability.......................................................................    99

19.      DISPUTE RESOLUTION.....................................................................................   100

         19.1     Informal Dispute Resolution...................................................................   100

         19.2     Arbitration...................................................................................   101

         19.3     Continued Performance.........................................................................   102
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         19.4     Governing Law.................................................................................   102

20.      TERMINATION............................................................................................   103

         20.1     Termination for Cause.........................................................................   103

         20.2     Termination for Convenience...................................................................   103

         20.3     Termination [**]..............................................................................   103

         20.4     Termination [**]..............................................................................   104

         20.5     Insolvency....................................................................................   104

         20.6     [**]..........................................................................................   105

         20.7     Equitable Remedies............................................................................   105

         20.8     Schedule X Survival...........................................................................   106

21.      GENERAL................................................................................................   106

         21.1     Binding Nature and Assignment.................................................................   106

         21.2     Entire Agreement; Amendment...................................................................   106

         21.3     Notices.......................................................................................   107

         21.4     Counterparts..................................................................................   108

         21.5     Headings......................................................................................   108

         21.6     Relationship of Parties.......................................................................   109

         21.7     Severability..................................................................................   109

22.      Consents and Approval..................................................................................   109

                               Table of Contents

                                   (continued)

                                                                                                                   Page
                                                                                                                   ----
         22.1     Waiver of Default; Cumulative Remedies........................................................   109

         22.2     Survival......................................................................................   110

         22.3     Publicity.....................................................................................   110

         22.4     Third Party Beneficiaries.....................................................................   110

         22.5     [**]..........................................................................................   110

         22.6     Order of Precedence...........................................................................   110

         22.7     [**]..........................................................................................   110

         22.8     Further Assurances............................................................................   111

         22.9     Liens.........................................................................................   111

         22.10    Covenant of Good Faith........................................................................   111

         22.11    Acknowledgment................................................................................   111


                                                          Agreement No. 02026409
                                                                      Schedule A
                                                                   Modernization

                                   SCHEDULE A

                                       SBC

                                  MODERNIZATION

                                [To be provided]






















                      RESTRICTED - PROPRIETARY INFORMATION
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                  those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule B
                                                           Inventory & Groupings

                                   SCHEDULE B

                      Application Inventory and Groupings

                                [To be provided]


















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                          except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule C
                                       Key Amdocs Personnel and Critical Support

                                   SCHEDULE C

               Key Amdocs Personnel and Critical Support Personnel

SBC will provide a list of the Key Amdocs Personnel and Critical Support Personnel during the Transition Period.






















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distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule D
                                                           Amdocs Subcontractors

                                   SCHEDULE D

                              Amdocs Subcontractors

Amdocs is to provide list of subcontractors.





















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

                                                          Agreement No. 02026409
                                                                      Schedule E
                                                               Statement of Work

                                   SCHEDULE E

                                Statement of Work

                                [To be provided]





















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

                                                          Agreement No. 02026409
                                                                      Schedule F

                                   SCHEDULE F

                                [To be provided]









































































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

                                                          Agreement No. 02026409
                                                                      Schedule G
                                                                  Service Levels

                                   SCHEDULE G

                                 SERVICE LEVELS









































































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

                                                          Agreement No. 02026409
                                                                      Schedule G
                                                                  Service Levels

                                TABLE OF CONTENTS

1.0     GENERAL............................................................................   1

2.0     DEFINITIONS........................................................................   1

3.0     ATTACHMENTS........................................................................   1

4.0     REPORTING..........................................................................   2

5.0     SERVICE LEVEL [**].................................................................   2

6.0     SINGLE INCIDENT/MULTIPLE FAILURES..................................................   3

7.0     EARN BACK..........................................................................   3

8.0     GRACE PERIOD.......................................................................   4

9.0     ADDITIONS, DELETIONS, MODIFICATIONS AND NOTICE.....................................   5

10.0    ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE
        LEVELS.............................................................................   5

11.0    ADDITIONS AND DELETIONS OF KEY MEASUREMENTS........................................   6

12.0    CRITICAL DELIVERABLES..............................................................   7

13.0    COMMENCEMENT OF OBLIGATIONS........................................................   7

14.0    COOPERATION........................................................................   7

15.0    CONTINUOUS IMPROVEMENT.............................................................   7

16.0    IMPROVEMENT PLAN FOR KEY MEASUREMENTS..............................................   8

17.0    MEASURING TOOLS....................................................................   8

18.0    TIMES..............................................................................   8

19.0    EXCEPTIONS.........................................................................   8

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                                       i

                                                          Agreement No. 02026409
                                                                      Schedule G
                                                                  Service Levels

1.0      GENERAL

This Schedule sets forth certain quantitative Critical Service Levels, Key Measurements and Critical Deliverables against which Amdocs' performance shall be measured. As of the Commencement Date, Amdocs will perform the Services at or above the performance levels described in this Schedule.

2.0      DEFINITIONS

Terms used herein with initial capital letters shall have the respective meanings set forth in the Agreement or its Schedules (including Attachment E to this Schedule G).

3.0      ATTACHMENTS *

The following Attachments are hereby incorporated by reference:

Attachment A:    Service Level Matrix for Critical Service Levels and Key
                 Measurements

Attachment B:    Service Level Definitions

Attachment C:    Critical Deliverables

Attachment D:    Measurement Tools and Methodologies

Attachment E:    SLA Terms and Glossary

Attachment F:    Help Desk Problem Classification and Response Time

Attachment G:    Customer Service Request Problem Classification and Response
                 Time

Attachment H:    System Type Classification

Attachment I:    [intentionally omitted]

Attachment J:    [intentionally omitted]

Attachment K:    Project Process Deliverables

Attachment L:    [intentionally omitted]

Attachment M:    ADM Quality Measurements

Attachment N:    Tier 1 & Tier 2 Online Schedule

Attachment O:    Backup Jobs Schedule

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                                       1

                                                          Agreement No. 02026409
                                                                      Schedule G
                                                                  Service Levels

Attachment P:    Print Output Production Schedule

Attachment Q:    Standard SBCDO Backup Procedures Schedule

Attachment R:    Lease Refresh Process

Attachment S:    Conversion Quality Standards

Attachment T:    Production Schedule for Batch Applications

Attachment U:    Conversion Guidelines

Attachment V:    Performance Action Committee

*Attachments to be provided upon request.

4.0      REPORTING

Unless otherwise specified in this Schedule, each Critical Service Level and Key Measurement shall be measured and reported on a monthly basis beginning on the Commencement Date. [**], Amdocs shall provide to SBC, [**].

Amdocs shall provide [**], and Amdocs shall provide [**] during the Term.

Amdocs will [**] for which Amdocs [**] to Amdocs [**] meet the Service Levels by:

1.       Promptly [**];

2.       Promptly [**];

3.       Using [**] as soon as practicable;

4.       Advising [**];

5.       Providing [**]; and

6.       Making [**].

5.0      SERVICE LEVEL [**]

In the event of a Service Level Failure in respect of Critical Service Levels, Amdocs shall [**]:

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                                       2

                                                          Agreement No. 02026409
                                                                      Schedule G
                                                                  Service Levels

[**] the information [**] in the event of a Service Level Failure of a Critical Service Level. For each Critical Service Level Failure, [**]For example, assume that Amdocs fails to meet the Minimum Service Level for a Critical Service Level; [**]. The Service Level [**] for such Service Level Failure would be [**]:

[**]

1. If more than one Service Level Failure occurs in a single Measurement Period, the [**] Expected Service Level Failure.

2. If a Minimum Service Level Failure [**] the applicable Service Level [**]. For clarity, the applicable Service Level [**]. Notwithstanding the definition of Minimum Service Level Failure, for purposes of the [**] of the Minimum Service Level [**].

3.       In no event [**].

4. [**], Amdocs shall notify SBC in writing of any Service Level Failures [**] such Service Level Failures, which notice shall be [**]. The monthly reports shall also describe [**] the month.

6.0 [**] AMDOCS WILL BE [**], SUBJECT TO [**], SHALL BE [**] FOR THE MONTH FOLLOWING THE MONTH [**]. FOR EXAMPLE, THE AMOUNT [**], WITH RESPECT TO SERVICE LEVEL FAILURES [**] SHALL BE SET FORTH [**].[**]SINGLE INCIDENT/MULTIPLE FAILURES

7.0 IF A SINGLE INCIDENT RESULTS IN MULTIPLE MINIMUM SERVICE LEVEL FAILURES, THE SERVICE LEVEL FAILURE RELATED TO THE ROOT CAUSE OF THE PROBLEM WILL BE USED [**] THE ROOT CAUSE WILL FOLLOW THE USUAL ESCALATION PATHWAY; [**]. THE [**] IN THE ALLOCATION OF [**], OR OF SERVICE LEVEL [**]. THE PARTIES AGREE FURTHER THAT [**] SUCH MINIMUM SERVICE LEVEL FAILURES [**]EARN BACK

Amdocs shall have the right to [**]:

1. Within fifteen (15) days after the end of each Contract Year, Amdocs shall deliver a report to SBC that will include, with respect to each Critical Service Level for which there was a Service Level Failure during the preceding Contract Year, the following:

1.1 Statistics on Amdocs' monthly performance for each Measurement Period during the preceding Contract Year.

1.2      The Yearly Performance Average.

1.3      The total [**] Critical Service Level.

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                                       3

                                                          Agreement No. 02026409
                                                                      Schedule G
                                                                  Service Levels

2. If, during the preceding Contract Year, Amdocs achieved a Yearly Performance Average in a Critical Service Level that [**] during that preceding Contract Year, Amdocs will [**] for that Critical Service Level. [**] Service Level [**] for that Service Level; or [**].

3. [**] the monthly invoice reflecting charges for the first month of the Contract Year immediately following the Contract Year [**]. In the case where there will be [**] the end of the last month of the Term.

4. If the Critical Service Level was in effect for less than the entire Contract Year, the foregoing process shall be undertaken only with respect to the portion of the Contract Year during which the Critical Service Level was in effect. If the Agreement or any portion thereof is terminated prior to the end of the Term, the foregoing process shall be undertaken only with respect to the portion of the Contract Year during which the Agreement was in effect.

5. These [**] provisions shall only affect Amdocs' ability to [**] the applicable Agreement or any other SBC rights or remedies.

8.0      GRACE PERIOD

The following grace periods ("Grace Period(s)") will be defined in order to allow for Transition Period activities and for stabilization of the Modernized SBC Systems upon Acceptance of the Modernization Milestones. During the Grace Periods, Amdocs will be [**]. All other Critical Service Levels will be measured and reported; provided, however, [**]. The Grace Periods shall only apply with respect to the particular Service Levels [**]. By example, and for the avoidance of doubt, [**] related Service Levels.

1.       Grace Periods: Services should be measured and reported [**].

2. Transition Grace Period: is defined as the [**] following the Agreement Commencement Date.

3. Modernization Grace Period: is defined as the [**] following Acceptance of the first Major Modernization Milestone implementation and the [**] following Acceptance of the [**] Modernization Milestone (provided that the [**] Major Modernization Milestone shall have [**] Grace Period). For each of the Modernization Grace Periods associated with a conversion restricted to a single region or other unit of the business (e.g., state), the Grace Period [**] shall apply only to the affected region or unit; the Grace Period would not apply to results from, [**], other regions or units.

4. New Application Grace Period: In the case of the implementation and installation of new Application Software, Amdocs will be entitled to a Grace Period of [**] with respect to the particular Service Levels then associated with the SBC Application Software being replaced by the implementation of the new Application Software, unless a different Grace Period or no Grace

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                                       4

                                                          Agreement No. 02026409
                                                                      Schedule G
                                                                  Service Levels

Period is specified in the order for the new Application Software. Other Grace Periods, or no Grace Periods whatsoever, shall be negotiated with the SBC Governance Team.

9.0      ADDITIONS, DELETIONS, MODIFICATIONS AND NOTICE

New Performance Categories, Critical Service Levels, Service Level [**] and Key Measurements (but not the At Risk Amount) may be added, deleted or modified [**], as specified herein, subject to maintaining the Maximum Number of Measurements. For example, additions or substitutions may occur in conjunction with changes to the environment and the introduction of new Equipment or Software or means of Service delivery; provided, however, that where such Equipment or Software or means of Service delivery is a replacement or upgrade of existing technology, there shall be a presumption of equivalent or improved performance.

SBC will send written notice to Amdocs at least [**] prior to the effective date of the: additions, deletions or modification to Performance Categories; additions, deletions or modifications to Service Levels, which include the movement of Critical Service Levels to Key Measurements or Key Measurements to Critical Service Levels; or modifications to Service Level [**]. SBC may send only one such notice, [**]. Such notice shall include changes necessary to accommodate the addition of new Performance Categories.

10.0     ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS

SBC may add, modify or delete Critical Service Levels as follows:

1. Additions. Expected Service Levels and Minimum Service Levels associated with added Critical Service Levels will be computed as follows:

1.1 [**] Amdocs provided service measurements exist for a particular Service, [**]; the Expected Service Level shall then be [**]; and the Minimum Service Level shall be [**]; or

1.2 [**], the Parties shall [**] on an Expected Service Level and a Minimum Service Level using industry standard measures [**]; or

1.3 Where no measurements exist for a particular Service, and the Parties [**] Expected Service Level and a Minimum Service Level using industry standard measures as described above, the Parties shall do the following:

1.3.1    Amdocs shall [**] in accordance with the Change Control Procedures.

1.3.2 [**] as described below, SBC may at any time in writing request [**] the Expected Service Level and Minimum Service Level.

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                                       5

                                                          Agreement No. 02026409
                                                                      Schedule G
                                                                  Service Levels

1.3.3 If Amdocs [**] shall be constructed according to the following: [**]. By way of example, [**], respectively.

1.4 Notwithstanding the foregoing, upon the introduction of a new Application, other than Modernization Services, by SBC, the Expected Service Level and Minimum Service Level for the Availability of such Applications should be as defined in the new Application Order. Following installation, Amdocs shall [**]. Amdocs shall be entitled to a New System Grace Period as defined in
Section 8 above. At the end of [**], the Expected Service Level and Minimum Service Level shall be [**] in accordance with Section 15 - Continuous Improvement.

Subject to Article 7 of the Agreement, Critical Service Levels will be maintained with the implementation of the Modernization unless otherwise agreed by the Parties.

2. Modifications. SBC may modify the Service Level [**] for Critical Service Levels and may designate existing Critical Service Levels as Key Measurements and promote existing Key Measurements to Critical Service Levels. SBC may make changes to the Service Level [**] for any Critical Service Level within the Performance Category including changes necessary to accommodate the addition or deletion of Critical Service Levels or Key Measurements.

3.       Deletions. SBC may delete Critical Service Levels.

4. Impact of Additions, Modifications and Deletions of Critical Service Levels on Service Level [**]. When adding, modifying or deleting a Critical Service Level, SBC [**]. If SBC adds a Critical Service Level [**] the Service Level [**].

11.0     ADDITIONS AND DELETIONS OF KEY MEASUREMENTS

SBC may add or delete Key Measurements as follows:

1. Additions. Expected Service Levels and Minimum Service Levels associated with added Key Measurements will be computed as follows:

1.1 [**] Amdocs provided service measurements exist for a particular Service, [**], the Expected Service Level shall then be [**] and the Minimum Service Level shall be [**]; or

1.2 [**], the Parties shall [**] on an Expected Service Level and a Minimum Service Level using industry standard measures [**]; or

1.3 Where no measurements exist for a particular Service, and the Parties [**] Expected Service Level and a Minimum Service Level using industry standard measures as described above, the Parties shall do the following:

1.3.1    Amdocs shall [**] in accordance with the Change Control Procedures.

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                                       6

                                                          Agreement No. 02026409
                                                                      Schedule G
                                                                  Service Levels

1.3.2 [**] as described below, SBC may at any time in writing request [**] the Expected Service Level and Minimum Service Level.

1.3.3 If Amdocs [**] shall be constructed according to the following: [**], respectively.

1.4 Notwithstanding the foregoing, upon the introduction of a new Application, other than Modernization Services, by SBC, the Expected Service Level and Minimum Service Level for the Availability of such Applications should be as defined in the new Application Order. Following installation, Amdocs shall [**]. At the end of [**], the Expected Service Level and Minimum Service Level shall be [**] in accordance with paragraph 1.1 of this Section 11.

1.5 Subject to Article 7 of the Agreement, Key Measurements will be maintained with the implementation of the Modernization unless otherwise agreed by the Parties.

1.6      Deletions. SBC may delete Key Measurements.

12.0     CRITICAL DELIVERABLES

Schedule G - Attachment C sets forth the [**] in the event the Amdocs [**] as specified in Schedule G -Attachment C. [**] shall not be included in the [**]. [**] [**] charges for the month following the month during which [**]. For example, the [**] shall be set forth in the invoice [**].

13.0     COMMENCEMENT OF OBLIGATIONS

The obligations set forth herein shall commence on the Commencement Date or as otherwise specified in Attachment A referencing the column "Com + mos**". The numbers used in the column "Com + mos**" are in the format where "X" represents the number of months after the Commencement Date when Amdocs will be responsible to provide measurement data in support of the Critical Service Levels. Amdocs will [**], after the applicable Grace Period.

14.0     COOPERATION

The achievement of Service Levels may require the coordinated, collaborative effort of Amdocs with third parties. Amdocs will provide a single point of contact for the prompt resolution of all Service Level Failures, regardless of whether the reason for such Service Level Failures was caused by Amdocs.

15.0     CONTINUOUS IMPROVEMENT

Critical Service Levels and Key Measurements will be modified at the end of each Contract Year during the Term as follows.

1. Each Expected Service Level will be reset to [**], subject to the limitation set forth in paragraph 2 of this Section 15.

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                                       7

                                                          Agreement No. 02026409
                                                                      Schedule G
                                                                  Service Levels

2.       In no event shall [**]Level pursuant to paragraph 1 of this Section 15
[**].

3. Each Minimum Service Level will be [**] the then-current Minimum Service Level. For example, if the Minimum Service Level [**]. In no event will the Minimum Service Level exceed the Expected Service Level.

4. At the end of each Contract Year, the Parties will review the Critical Service Levels to identify any service [**]. In the event the Parties so agree, for such service [**] would be maintained.

5.       Continuous Improvement shall apply [**]. Amdocs will maintain [**].

16.0     IMPROVEMENT PLAN FOR KEY MEASUREMENTS

[**], Amdocs shall provide SBC with [**] the Expected Service Level or the Minimum Service Level for the Key Measurement, [**]. The Parties shall [**]. Amdocs shall [**]. A Key Measurement that is [**] a Critical Service Level will [**] (without regard to the timing restraints of Section 9.0).

17.0     MEASURING TOOLS

As of the Commencement Date, Amdocs will [**] the Critical Service Levels and Key Measurements designated. [**] prior to the commencement date [**].

If, after the Commencement Date [**], Amdocs desires to [**], Amdocs shall provide written notice to SBC, in which event the Parties will [**] as necessary [**]; provided, however, if the Parties [**], Amdocs will [**] by the Parties. It is not anticipated that [**] Service Levels; rather, the [**].

18.0     TIMES

Unless otherwise set forth herein, all references in this Schedule to times shall refer to local times of applicable location.

19.0     EXCEPTIONS

Without derogating from the provisions of Section 10.2 of the Agreement, Amdocs shall not be responsible for a failure to meet any Service Level to the extent that such failure is directly attributable to any of the following:

1.       [**], for which [**]in advance that [**] such Service Level[**];

2. Circumstances that excuse performance in connection with a Force Majeure Event as specified in Section 18.1 of the Agreement;

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                     companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule G
                                                                  Service Levels

3. Execution of the Business Continuity Plan in support of a SBC declared disaster.

Any other case which may require an exception or escalation will be handled using the escalation procedures defined in Schedule E - Part 5.

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Affiliated Companies, only, and is not for distribution within or outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule H
                                                                 Transition Plan
                                   SCHEDULE H

                                 TRANSITION PLAN

                                [To be provided]






































































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
                                                          Agreement No. 02026409
                                                                      Schedule I
                                                               Excluded Services

                                   SCHEDULE I

                                EXCLUDED SERVICES

                                [To be provided]







































































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
                                                          Agreement No. 02026409
                                                                      Schedule J
                                                                         Charges

SCHEDULE J - CHARGES
SERVICE CHARGES

                                SERVICES CHARGES
                                                                                                          IN $K
                           YEAR 1     YEAR 2     YEAR 3      YEAR 4     YEAR 5     YEAR 6      YEAR 7     TOTAL
                           ------     ------     ------      ------     ------     ------      ------     -----
OPERATIONAL FEES            [**]       [**]       [**]        [**]       [**]       [**]        [**]       [**]
TOTAL PASS THROUGH          [**]       [**]       [**]        [**]       [**]       [**]        [**]       [**]
MODERNIZATION
 LICENCE CHARGES            [**]       [**]
 SERVICES                   [**]       [**]
TOTAL MODERNIZATION         [**]       [**]       [**]        [**]       [**]       [**]        [**]       [**]
TOTAL DISCOUNTED FEES       [**]       [**]       [**]        [**]       [**]       [**]        [**]       [**]
ANNUAL INVOICE FEES         [**]       [**]       [**]        [**]       [**]       [**]        [**]       [**]

MONTHLY BASE CHARGE       YEAR 1     YEAR 2     YEAR 3      YEAR 4     YEAR 5     YEAR 6      YEAR 7
                          ------     ------     ------      ------     ------     ------      ------
MONTHLY AMOUNT IN           [**]       [**]       [**]        [**]       [**]       [**]        [**]

PASS THROUGH EXPENSES     YEAR 1     YEAR 2     YEAR 3      YEAR 4     YEAR 5     YEAR 6      YEAR 7      TOTAL
                          ------     ------     ------      ------     ------     ------      ------      -----
                            [**]       [**]       [**]        [**]       [**]       [**]        [**]       [**]
                            [**]       [**]       [**]        [**]       [**]       [**]        [**]       [**]
TOTAL PASS THROUGH          [**]       [**]       [**]        [**]       [**]       [**]        [**]       [**]

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  affiliated companies, only, and is not for distribution inside or outside of those companies except by written agreement.

LABOR RATES

HOURLY RATES AND RELATED TRAVEL AND LIVING EXPENSES FOR SERVICES NOT INCLUDED IN THE MONTHLY BASE CHARGE SHALL BE CALCULATED USING THE RATE SCHEDULE IN THE THEN-CURRENT MASTER AGREEMENT BETWEEN SBC AND AMDOCS; PROVIDED, HOWEVER, THAT UPON EXECUTION OF THE

[**] Amdocs Personnel [**].

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  affiliated companies, only, and is not for distribution inside or outside of those companies except by written agreement.

DISCOUNTS

DISCOUNTS FROM AMDOCS ORIGINAL PROPOSAL FOR THE 7 YEAR AGREEMENT

Overall 7 year discount for operational fees                            $        [**]
Modernization License                                                   $        [**]
Maintenance and Ongoing product updates                                 $        [**]

                                      [**]

[**]

We look forward to serving the business needs of SBC and to the continued mutual success of our companies.

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of SBC, Amdocs, and their affiliated companies, only, and is not for distribution inside or outside of those companies except by written agreement.

TERMINATION FOR CAUSE

TERMINATION FOR CAUSE CHARGES

In the event the Agreement is terminated for cause by SBC following Acceptance of the Final Modernization Milestone (as defined in the Modernization Plan), SBC shall pay Vendor on the effective date of termination the license fees and development charges

                                                                 START OF
CHARGES IN $ 000           YEAR 1     YEAR 2     YEAR 3      YEAR 4     YEAR 5     YEAR 6      YEAR 7
----------------           ------     ------     ------      ------     ------     ------      ------
Total termination
charges for cause           $[**]      $[**]      $[**]       $[**]      $[**]      $[**]       $[**]

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of SBC, Amdocs, and their affiliated companies, only, and is not for distribution inside or outside of those companies except by written agreement.

TERMINATION FOR CONVENIENCE

TERMINATION FOR CONVENIENCE CHARGES

In the event the Agreement is terminated for cause by SBC following Acceptance of the Final Modernization Milestone (as defined in the Modernization Plan), SBC shall pay Vendor on the effective date of termination the license fees and development charges

                                                      START OF
CHARGES IN $ 000           YEAR 1     YEAR 2     YEAR 3      YEAR 4     YEAR 5     YEAR 6      YEAR 7
----------------           ------     ------     ------      ------     ------     ------      ------
Total termination
charges                    $[**]      $[**]      $[**]       $[**]      $[**]      $[**]       $[**]

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of SBC, Amdocs, and their affiliated companies, only, and is not for distribution inside or outside of those companies except by written agreement.

ACQUIRED ASSETS [BASED ON CURRENT INFORMATION - TO BE VERIFIED DURING
TRANSITION]

                                                                                                                         Book
                                                                                                                         Value
                                                                                                                        Assets
 Region      Code          City, State                     Address                          City            State,Zip    in Ks
------------------------------------------------------------------------------------------------------------------------------
Gr Lakes    CHGO-A      CHICAGO, IL           200 EAST RANDOLPH STREET                 CHICAGO               IL 60601    [**]
------------------------------------------------------------------------------------------------------------------------------
Gr Lakes    CLMB-A      COLUMBUS, OH          2550 CORPORATE EXCHANGE DR               COLUMBUS              OH43231     [**]
------------------------------------------------------------------------------------------------------------------------------
Gr Lakes    EVNL-B      EVANSVILLE, IN        6219 VOGEL                               EVANSVILLE            IN 47715    [**]
------------------------------------------------------------------------------------------------------------------------------
Gr Lakes    TROY-A      TROY, MI              100 E BIG BEAVER RD                      TROY                  MI 48083    [**]
------------------------------------------------------------------------------------------------------------------------------
Gr Lakes    TROY-B      TROY, MI              1200 KIRTS BLVD                          TROY                  MI 48084    [**]
------------------------------------------------------------------------------------------------------------------------------
Gr Lakes    TROY-C      TROY, MI              1775 CROOKS RD                           TROY                  MI 48084    [**]
------------------------------------------------------------------------------------------------------------------------------
Gr Lakes    UNTN-A      UNIONTOWN, OH         1530 CORPORATE WOODS PKWY                UNIONTOWN             OH44685     [**]
------------------------------------------------------------------------------------------------------------------------------
Gr Lakes    VLVW-B      VALLEY VIEW, OH       9445 ROCKSIDE RD                         VALLEY VIEW           OH44125     [**]
------------------------------------------------------------------------------------------------------------------------------
Gr Lakes    VLVW-A      VALLEY VIEW, OH       9885 ROCKSIDE AVE                        VALLEY VIEW           OH44125     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     AMRL-A      AMARILLO, TX          2500 S COULTER                           AMARILLO              TX 79106    [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     ASTN-A      AUSTIN, TX            6300 BRIDGEPOINT PKWY                    AUSTIN                TX 78730    [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     BEMT-A      BEAUMONT, TX          2615 CALDER                              BEAUMONT              TX 77702    [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     CCHR-A      CORPUS CHRISTI, TX    5350 S STAPLES                           CORPUS CHRISTI        TX 78411    [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     DALS-A      DALLAS, TX            1341 W MOCKINGBIRD TOWERS                DALLAS                TX 75247    [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     DALS-G      DALLAS, TX            1430 EMPIRE CENTRAL                      DALLAS                TX 75247    [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     DALS-S      DALLAS, TX            11830 webb chapel Ste 200                DALLAS                            [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     ELPS-A      EL PASO, TX           4487 N MESA STREET                       EL PASO               TX 79902    [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     FAYA-A      FAYETTEVILLE, AR      4031 N REMINGTON DRIVE                   FAYETTEVILLE          AR72703     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     FTWR-A      FORT WORTH, TX        6707 BRENTWOOD STAIR ROAD                FORT WORTH            TX 76112    [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     GLFD-A      GUILFORD, CT          246 GOOSE LANE                           GUILFORD              CT 06437    [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     HSTN-B      HOUSTON, TX           10700 N FREEWAY                          HOUSTON               TX 77008    [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     HSTN-D      HOUSTON, TX           11200 WESTHEIMER                         HOUSTON               TX 77042    [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     HSTN-A      HOUSTON, TX           2525 NORTH LOOP WEST                     HOUSTON               TX 77008    [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     HSTN-C      HOUSTON, TX           11550 Fuqua                              HOUSTON                           [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     LTRK-A      LITTLE ROCK, AR       10810 EXECUTIVE CENTER DR                LITTLE ROCK           AR72211     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     LBCK-A      LUBBOCK, TX           7008 INDIANA AVE                         LUBBOCK               TX79413     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     MDLD-A      MIDLAND, TX           6 DESTA DR                               MIDLAND               TX79705     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     NHVN-A      NEW HAVEN, CT         545 LONG WHARF DR                        NEW HAVEN             CT06511     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     OKCT-A      OKLAHOMA CITY, OK     205 NW 63RD ST                           OKLAHOMA CITY         OK73116     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     OVPK-B      OVERLAND PARK, KS     8900 INDIAN CREEK PARKWAY                OVERLAND PARK         KS66210     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     PHNX-A      PHOENIX, AZ           11225 N 28TH DRIVE                       PHOENIX               AZ85029     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     RICH-A      RICHARDSON, TX        1221 ABRAMS                              RICHARDSON            TX75081     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     SANT-B      SAN ANTONIO, TX       13750 US HWY 281 NORTH                   SAN ANTONIO           TX78232     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     SLTN-A      SHELTON, CT           4 RESEARCH DRIVE                         SHELTON               CT06484     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     SGFD- A     SPRINGFIELD, MO       1111 SOUTH GLENSTONE                     SPRINGFIELD           MO65804     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     STLS-B      ST LOUIS, MO          13075 MANCHESTER ROAD                    ST LOUIS              MO63131     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     STLS-F      ST LOUIS, MO          801 CHESTNUT ST                          ST LOUIS              MO63134     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     STLS-G      ST LOUIS, MO          909 CHESTNUT ST - One Bell Center        ST LOUIS              MO63101     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     TLSA-B      TULSA, OK             10159 EAST 11TH STREET                   TULSA                 OK74128     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     TYLR-A      TYLER, TX             3800 PALUXY DRIVE                        TYLER                 TX75703     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     WFLD-A      WEATHERSFIELD, CT     100 GREAT MEADOW PARK                    WEATHERSFIELD         CT06109     [**]
------------------------------------------------------------------------------------------------------------------------------
Midwest     WCHT-A      WICHITA, KS           2024 N WOODLAWN                          WICHITA               KS67208     [**]
------------------------------------------------------------------------------------------------------------------------------
West        CA628       ANAHEIM, CA           2170 TOWNE CENTER PLACE                  ANAHEIM               CA92806     [**]
------------------------------------------------------------------------------------------------------------------------------
West        DGA         ANAHEIM, CA           5460 E LA PALMA AVE                      ANAHEIM               CA92807     [**]
------------------------------------------------------------------------------------------------------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of SBC, Amdocs, and their affiliated companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                                                                                         Book
                                                                                                                         Value
                                                                                                                        Assets
 Region      Code          City, State                     Address                          City            State,Zip    in Ks
------------------------------------------------------------------------------------------------------------------------------
West        TCP08       FAIRFIELD, CA         2525 NORTH WATNEY WAY                    FAIRFIELD             CA94533     [**]
------------------------------------------------------------------------------------------------------------------------------
West        SB601       FRESNO, CA            170 W SHAW AVE                           FRESNO                CA93704     [**]
------------------------------------------------------------------------------------------------------------------------------
West        UC600       GOLD RIVER, CA        11249 GOLD COUNTRY BLVD                  GOLD RIVER            CA95670     [**]
------------------------------------------------------------------------------------------------------------------------------
West        IRVN- A     Irvine, CA            2681 Kelvin Ave.                         IRVINE                CA          [**]
------------------------------------------------------------------------------------------------------------------------------
West        G2611       LOS ANGELES, CA       3470 WILSHIRE BLVD                       LOS ANGELES           CA90010     [**]
------------------------------------------------------------------------------------------------------------------------------
West        Q10A2       OAKLAND, CA           2101 WEBSTER ST                          OAKLAND               CA94612     [**]
------------------------------------------------------------------------------------------------------------------------------
West        K1600       PASADENA, CA          199 S LOS ROBLES AVE                     PASADENA              CA91101     [**]
------------------------------------------------------------------------------------------------------------------------------
West        PASD-A      PASADENA, CA          7 N FAIR OAKS                            PASADENA              CA91103     [**]
------------------------------------------------------------------------------------------------------------------------------
West        TD600       PETALUMA, CA          1031 A NORTH MCDOWELL BLVD               PETALUMA              CA94954     [**]
------------------------------------------------------------------------------------------------------------------------------
West        PE603       PLEASANTON, CA        6621 OWENS DRIVE                         PLEASANTON            CA94588     [**]
------------------------------------------------------------------------------------------------------------------------------
West        LB600       RIVERSIDE, CA         1650 SPRUCE STREET                       RIVERSIDE             CA92507     [**]
------------------------------------------------------------------------------------------------------------------------------
West        M3646       SAN DIEGO, CA         2375 NORTHSIDE DRIVE                     SAN DIEGO             CA92108     [**]
------------------------------------------------------------------------------------------------------------------------------
West        R1781       SAN FRANCISCO, CA     101 SPEAR STREET                         SAN FRANCISCO         CA94105     [**]
------------------------------------------------------------------------------------------------------------------------------
West        R1011       SAN FRANCISCO, CA     666 FOLSOM ST                            SAN FRANCISCO         CA94107     [**]
------------------------------------------------------------------------------------------------------------------------------
West        N1602       SAN JOSE, CA          100 PARK CENTER PLAZA                    SAN JOSE              CA95113     [**]
------------------------------------------------------------------------------------------------------------------------------
West        B1610       WOODLAND HILLS, CA    20951 BURBANK BLVD                       WOODLAND HILLS        CA91367     [**]
------------------------------------------------------------------------------------------------------------------------------

       TOTAL PRICE - TO BE VERIFIED DURING TRANSITION PERIOD      $[**]

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of SBC, Amdocs, and their affiliated companies, only, and is not for distribution inside or outside of those companies except by written agreement.

FACILITY CHARGES

TOTAL FACILITY CHARGES PER YEAR

                 YEAR 1       YEAR 2       YEAR 3       YEAR 4       YEAR 5       YEAR 6       YEAR 7        TOTAL
                --------     --------     --------     --------     --------     --------     --------      --------
Annual
Charges           $[**]        $[**]        $[**]        $[**]        $[**]        $[**]        $[**]        $[**]

FACILITY CHARGES PER SITE PER MONTH

Region      Code       City, State              Address                   City        State,Zip    [**]     [**]   Total Cost
-----------------------------------------------------------------------------------------------------------------------------
Gr Lakes             BRECKSVILLE         6889 SNOWVILLE RD            BRECKSVILLE      OH          [**]     [**]      [**]
                     OH                                                                44141
-----------------------------------------------------------------------------------------------------------------------------
Gr Lakes   CHGO-A    CHICAGO, IL         200 E RANDOLPH ST            CHICAGO          IL60601     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
Gr Lakes   CHGO-B    CHICAGO, IL         225 W RANDOLPH               CHICAGO          IL60606     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
Gr Lakes   MDSN-B    MADISON, WI         6325 ODANA RD                MADISON          WI 53719    [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
                     TRAVERSE CITY                                    TRAVERSE
Gr Lakes   TRVS-A    MI                  745 S GARFIELD RD            CITY             MI49686     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
Gr Lakes   TROY-A    TROY, MI            100 E BIG BEAVER RD          TROY             MI 48083    [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
Gr Lakes   TROY-B    TROY, MI            1200 KIRTS BLVD              TROY             MI 48084    [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
Gr Lakes   TROY-C    TROY, MI            1775 CROOKS RD               TROY             MI48084     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
                     VALLEY VIEW                                      VALLEY
Gr Lakes   VLVW-B    OH                  9445 ROCKSIDE RD             VIEW             OH44125     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
                                         2140 DAVIDSON RD/ N15
Gr Lakes             WAUKESHA, WI         W24250 RIVERWOOD DR         WAUKESHA         WI 53186    [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
Midwest    DALS-G    DALLAS, TX          1430 EMPIRE CENTRAL          DALLAS           TX 75247    [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
Midwest    HSTN-A    HOUSTON, TX         2525 NORTH LOOP WEST         HOUSTON          TX 77008    [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
Midwest    NHVN-A    NEW HAVEN, CT       545 LONG WHARF DR            NEW HAVEN        CT 06511    [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
                     SAN ANTONIO
Midwest    SANT-B    TX                  13750 US HWY 281 NO          SAN ANTONIO      TX 78232    [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
                     ST LOUIS, MO        1010 Pine ST                 ST LOUIS         MO63101     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
                                         909 CHESTNUT ST -
Midwest    STLS-G    ST LOUIS, MO        One BELL CENTRE              ST LOUIS         MO63101     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
West       CA628     ANAHEIM, CA         2170 TOWNE CTR PL            ANAHEIM          CA92806     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
West       DGA       ANAHEIM, CA         5460 E LA PALMA AVE          ANAHEIM          CA92807     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
West       UC600     GOLD RIVER, CA      11249 GOLD CTRY BLVD         GOLD RIVER       CA95670     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
                     LOS ANGELES
West       G2611     CA                  3470 WILSHIRE BLVD           LOS ANGELES      CA90010     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
West       PASD-A    PASADENA, CA        7 N FAIR OAKS                PASADENA         CA91103     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
                     PLEASANTON
West       PE603     CA                  6621 OWENS DRIVE             PLEASANTON       CA94588     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
West       M3646     SAN DIEGO, CA       2375 NORTHSIDE DR            SAN DIEGO        CA92108     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
West       R1781     SAN FRANCISCO CA    101 SPEAR STREET             SAN FRANCISCO    CA94105     [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
Canada               Edmonton                                         Canada                                [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------
                     TOTAL               [**]                                                      [**]     [**]      [**]
-----------------------------------------------------------------------------------------------------------------------------

  [**]

                      RESTRICTED - PROPRIETARY INFORMATION
 This information is for use by authorized employees of SBC, Amdocs, and their affiliated companies, only, and is not for distribution inside or outside of those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule K
                                                                   SBC Base Case

                                   SCHEDULE K

                                    BASE CASE

                                [To be provided]

































                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule L
                                                                        Projects


                                   SCHEDULE L


                                    Projects

                                [To be provided]

\




















                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule M
                                                              Affected Employees

                                   SCHEDULE M

                               AFFECTED EMPLOYEES

                               [To be determined]


































                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule N
                                                       Direct Amdocs Competitors

                                   SCHEDULE N

                            DIRECT AMDOCS COMPETITORS

A Direct Amdocs Competitor is any entity which develops, markets, sells, licenses or provides any services (including outsourcing) relating to CRM, Order Management, directory publishing, and/or billing software systems, including the following entities:

Note: those marked with an asterisk (*) are the competitors that as of the Commencement Day are deemed Direct Amdocs Competitors that sell directory publishing systems and products.

[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]
[**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule O

                                   SCHEDULE O

                                 SBC FACILITIES
                                AMDOC FACILITIES

                             SBC PROVIDED EQUIPMENT
                SBC SUPPLILED ITEMS, EQUIPMENT AND SPECIFICATIONS

                                [To be provided]


















                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule P
                                                          Direct SBC Competitors

                                   SCHEDULE P

                             DIRECT SBC COMPETITORS

                                   PUBLISHERS

PUBLISHER MEMBERS

(Publisher Members = those publishers who are members of the Yellow Pages Interactive Media Association)

[**]

PUBLISHER NON-MEMBERS

(Publisher Non-Members = those publishers who are NOT currently members of the Yellow Pages Interactive Media Association)

[**].

CMR

CMR MEMBERS

(CMR - Certified Marketing Representatives Members = CMR could be competitors to SBCDO via the sales channel and/or publishing channel. - not sure the level of competion needed for this schedule. A CMR may have interest in Directory Sales systems)

[**]

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule Q
                                                             Satisfaction Survey

SCHEDULE Q: SATISFACTION SURVEY

This document is designed to provide a high level description of the Satisfaction Surveys that have been identified in SLA documents related to ADM, End User Support, Business Process Procurement and Governance. In addition to specifics outlined here, the surveys must be developed and administered per specifications outlined within the individual SLA documents, subject to oversight by the Governance team.

Purpose of Survey

The four identified surveys will need to be designed and distributed in compliance with provisions outlined in this document, then administered to management and selected Users on a regularly scheduled basis for the purpose of evaluating vendor performance to key satisfaction indicators. The vendor will be responsible for outlining specific action plans (which will be presented to and approved by the Governance team) designed to address issues identified via survey results.

Survey Objectives

As part of the survey development process, the Governance team will provide information on the specific services that need to be evaluated (related to key drivers of satisfaction); target groups that can provide the most meaningful insight into reasons behind potential dissatisfaction; and will use initial results to set baselines and parameters to indicate the desired amount of ongoing improvement contingent on all survey scales having a 1-7 rating, with an expected weighted evaluation rating of 6.

The surveys will need to be designed with interchangeable evaluation criteria components that can be used (as appropriate) across all 4 surveys. The following table indicates components and applicability:

--------------------------------------------------------------------------------------------------
CRITERIA COMPONENTS                      ADM        END USER        PROCUREMENT         GOVERNANCE
--------------------------------------------------------------------------------------------------
Culture / Work Environment                                                                  -
--------------------------------------------------------------------------------------------------
Impact of New Implementations             -             -                                   -
--------------------------------------------------------------------------------------------------
Impact on Respondent's Work               -             -                -                  -
--------------------------------------------------------------------------------------------------
Problem Solving Process                   -             -                                   -
--------------------------------------------------------------------------------------------------
Professionalism                           -             -                -                  -
--------------------------------------------------------------------------------------------------
Project Management                                                                          -
--------------------------------------------------------------------------------------------------
Relationship Management                                                  -                  -
--------------------------------------------------------------------------------------------------
Support Availability                      -             -                -                  -
--------------------------------------------------------------------------------------------------
Support Expertise                         -             -                -                  -
--------------------------------------------------------------------------------------------------
Support for New Systems                   -             -                                   -
--------------------------------------------------------------------------------------------------
Support Responsiveness                    -             -                -                  -
--------------------------------------------------------------------------------------------------
System Functionality                      -             -                -                  -
--------------------------------------------------------------------------------------------------
System Performance                        -             -                                   -
--------------------------------------------------------------------------------------------------
System Quality                            -             -                -                  -
--------------------------------------------------------------------------------------------------

In addition, surveys will need to be repeated on a regularly scheduled basis to provide year-over-year result comparisons. On an ongoing basis, the Governance Team will be responsible for reviewing and approving Amdocs' improvement action plans (associated with survey results) as well as associated progress against those plans. In addition, it is expected that results will be shared with respondents, along with action plans related to improvement / issue resolution.

Structure and Logistics

This section provides guidelines on how the survey should be structured, administered and analyzed.

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule Q
                                                             Satisfaction Survey

         - Each survey should contain at least one question to evaluate whether or not the prospective respondent is familiar with Amdocs and the services they provide. This will allow irrelevant and/or disinterested responses to be weeded out of the results

         - Survey questions need to evaluate both efficiency and effectiveness of services provided

         - Each survey should not take more than 10-15 minutes to complete

         - Survey questions will need to be designed to cover four evaluation points for each service:

                           - SCREENED (question to make sure the service is relevant to the respondent. Example: Is online availability important to you? Yes /
                                    No)

                           - WEIGHTED (to provide input on how important / relevant the service is to them. Example:
                                    How important? 1-7 response)

                           -        RATED (the core effectiveness question.
                                    Example: How satisfied are you with online availability? 1-7 response)

                           -        JUSTIFIED (question that provides
                                    opportunity for feedback comments. Example:
                                    What improvement would increase your
                                    satisfaction? Open ended response / comment section)

         - Each survey needs to contain a short list of items that each respondent can use to indicate the evaluation criteria categories that are important to their satisfaction.

                           - For the four surveys covered by this document, the list of items should directly correlate to the evaluation criteria categories applicable to each specific survey

                           - Each of those criteria would have associated questions in the survey and each criterion would also be listed in a section that asks the respondent to check all items that are relevant to him/her.

                           - Data Analysis will take into consideration whether or not the respondent checked a particular criterion as being important to them.

         - For each criteria area, respondents should be asked questions designed to rate their relative importance and satisfaction related to the category, as well as offer recommendations for improvement for each criteria category they respond to

         - Demographics need to be included so data analysis can review responses for trends based on location, organization, etc

         - Prior to administering the pending survey and associated administration process will need to be well communicated to the client community

         - Random sample size will need to be targeted to provide a 99% confidence level

         -        Resulting data must be validated and normalized

         - Result analysis will need to reflect overall satisfaction issues ranked by priority and evaluated for diverging needs.

         - The composite score of each response will need to be a combination of importance and satisfaction the client reflected across each criteria point.

Target Groups

The ADM, End User Support, and Business Process Procurement surveys will be taken by randomly selected members of the SBCDO client community for the purpose of providing focused, anonymous feedback to the vendor and the Governance team related to services received via Amdocs. The Governance survey will target responses from all the SBC members of the Governance team, as well as any applicable members of the SBC IT organization.

Action Plans

Amdocs will be responsible for generating action plan for targeted areas that the survey results indicate are in need of improvement. These plans must be explicit, actionable and have associated timelines. They will also need to be presented to the Governance team and obtain their sign-off prior to enactment

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule R
                                                                         Reports


                                   SCHEDULE R



                                    Reports




                       (To Be Finalized During Transition)





























                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule S
                                                                   SBC Standards

                                   Schedule S

                                 SBC Standards

                                [To be provided]






































































                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule T
                                                         Supplier Diversity Plan

                                   Schedule T

                             SUPPLIER DIVERSITY PLAN

Attached hereto and incorporated herein as Exhibit A is a template for Amdocs's proposed Participation Plan, outlining MBE/WBE/DVBE goals and specific and detailed plans to achieve those goals. Amdocs will submit an updated Participation Plan annually by the first week in January. Amdocs will submit MBE/WBE/DVBE Results Reports quarterly by the end of the first week following the close of each quarter, using the form attached hereto and incorporated herein as Exhibit B. Participation Plans and Results Reports will be submitted to the Prime Supplier Program Manager.





















                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule T
                                                         Supplier Diversity Plan

                         MBE/WBE/DVBE PARTCIPATION PLAN

         -----------------------------------------------------------------------
                 PRIME SUPPLIER MBE/WBE/DVBE PARTICIPATION PLAN

                                 YEAR REPORTING:
         ----------------------------------------------------------------------

         PRIME SUPPLIER NAME:     ______________________________________________

         ADDRESS:                 ______________________________________________

                                  ______________________________________________
         COMPANY E-MAIL:
                                  ______________________________________________
         TELEPHONE NUMBER:
                                  ______________________________________________

         DESCRIBE GOODS OR SERVICES BEING PROVIDED UNDER THIS AGREEMENT:

         DESCRIBE YOUR M/WBE-DVBE OR SUPPLIER DIVERSITY PROGRAM AND THE PERSONNEL DEDICATED TO THAT PROGRAM

         THE FOLLOWING, TOGETHER WITH ANY ATTACHMENTS IS SUBMITTED AS AN MBE/WBE /DVBE PARTICIPATION PLAN.

1.       GOALS

         A. WHAT ARE YOUR MBE/WBE/DVBE PARTICIPATION GOALS?
         MINORITY BUSINESS ENTERPRISES (MBEs)                     #DIV/0!

                                                               ______________
         WOMAN BUSINESS ENTERPRISES (WBEs)                        #DIV/0!

                                                               ______________
         DISABLED VETERAN BUSINESS ENTERPRISES (DVBEs)            #DIV/0!

                                                               ______________

         B. WHAT IS THE ESTIMATED ANNUAL VALUE OF THIS CONTRACT WITH:

         AMERITECH
                                         _______________________________________
         NEVADA BELL
                                         _______________________________________
         PACIFIC BELL
                                         _______________________________________
         SOUTHERN NEW ENGLAND TELEPHONE
                                         _______________________________________
         SOUTHWESTERN BELL
                                         _______________________________________

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule T
                                                         Supplier Diversity Plan

                                        ________________________________________
         AMERITECH DATA SERVICES (ADS)
                                        ________________________________________
         SBC ADVANCED SOLUTIONS (ASI)
                                        ________________________________________
         SBC LONG DISTANCE
                                        ________________________________________
         SBC TELECOM (NATIONAL/LOCAL)
                                        ________________________________________
         OTHER SBC AFFILIATE
                                        ________________________________________

         NOTE: INDICATE DOLLAR AWARD(s) AS IT APPLIES TO THIS CONTRACT (I.e., PACIFIC BELL, SWBT, AND/OR AFFILIATE).

         C. WHAT ARE THE DOLLAR AMOUNTS OF YOUR PROJECTED MBE/WBE/DVBE
         PURCHASES:

         MINORITY BUSINESS ENTERPRISES (MBEs)
                                                             ___________________
         WOMAN BUSINESS ENTERPRISES (WBEs)
                                                             ___________________
         DISABLED VETERAN BUSINESS ENTERPRISES (DVBEs)
                                                             ___________________

         *SEE MBE/WBE/DVBE CANCELLATION CLAUSE IN AGREEMENT FOR DEFINITIONS OF MBE, WBE, AND DVBE*

2. LIST THE PRINCIPAL GOODS AND SERVICES TO BE SUBCONTRACTED TO MBE/WBE/ DVBEs OR DELIVERED THROUGH MBE/WBE/DVBE VALUE ADDED RESELLERS

  DETAILED PLAN FOR USE OF M/WBEs-DVBEs AS SUBCONTRACTORS, DISTRIBUTORS, VALUE
                                 ADDED RESELLERS

         For every product and service you intend to use, provide the following information. (attach additional sheets if necessary)

-----------------------------------------------------------------------------------------------------
                     CLASSIFICATION      PRODUCTS/SERVICES TO
COMPANY NAME         (MBE/WBE/DVBE)          BE PROVIDED            $ VALUE         DATE TO BEGIN
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule T
                                                         Supplier Diversity Plan

-----------------------------------------------------------------------------------------------------
                     CLASSIFICATION      PRODUCTS/SERVICES TO
COMPANY NAME         (MBE/WBE/DVBE)          BE PROVIDED            $ VALUE         DATE TO BEGIN
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

3. SELLER AGREES THAT IT WILL MAINTAIN ALL NECESSARY DOCUMENTS AND RECORDS TO SUPPORT ITS EFFORTS TO ACHIEVE ITS MBE/WBE/DVBE PARTICIPATION GOAL
         (S). SELLER ALSO ACKNOWLEDGES THE FACT THAT IT IS RESPONSIBLE FOR IDENTIFYING, SOLICITING AND QUALIFYING MBE/WBE/DVBE SUBCONTRACTORS, DISTRIBUTORS AND VALUE ADDED RESELLERS.

4. THE FOLLOWING INDIVIDUAL, ACTING IN THE CAPACITY OF MBE/WBE/DVBE COORDINATOR FOR SELLER, WILL:

         ADMINISTER THE MBE/WBE/DVBE PARTICIPATION PLAN,

         SUBMIT SUMMARY REPORTS, AND

         COOPERATE IN ANY STUDIES OR SURVEYS AS MAY BE REQUIRED IN ORDER TO DETERMINE THE EXTENT OF COMPLIANCE BY THE SELLER WITH THE PARTICIPATION
          PLAN.

         NAME:
                                        ________________________________________
         TITLE:
                                        ________________________________________
         TELEPHONE NUMBER:
                                        ________________________________________
         AUTHORIZED SIGNATURE:
                                        ________________________________________
         DATE:
                                        ________________________________________

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule T
                                                         Supplier Diversity Plan

                       MWBE-DVBE QUARTERLY RESULTS REPORT

                       M/WBE-DVBE QUARTERLY RESULTS REPORT

FOR THE FOLLOWING SBC AFFILIATE:

   NOTE: Subcontracting Results should reflect ONLY M/WBE-DVBE dollars directly traceable to sales DURING THE REPORT QUARTER.

   Results must be reported individually for each SBC subsidiary.

   THIS SUMMARY REPORT SHOULD BE      SBCSD@msg.pacbell.com
     E-MAILED TO:

       Authorized signed copy should  PRIME SUPPLIER PROGRAM MANAGER
         be mailed to:                2600 CAMINO RAMON, ROOM 1E050
                                      SAN RAMON, CA 94583 FAX # (925)867-4414

     NOTE: Questions and/or requests for assistance may be referred to the Prime Supplier Program Manager at SBCSD@msg.pacbell.com

                                                 2.  CONTRACT/WORK ORDER
         1.  REPORTING COMPANY:                      NUMBER:                                  3.  REPORT QUARTER:
                                                                                 This report reflects the utilization of Minority
 Company Name:      ____________________                                         Business Enterprise/Woman Business Enterprise/
                                                                                 Disabled Veterans participation for period
 Address:           ____________________
                                                        (If available)                                                  through
 City, State, Zip:  ____________________
                                                                                          (Please indicate dates)
 Contact Name:      ____________________

 Title:             ____________________

 E-mail:            ____________________

 Date:              ____________________

 Telephone:         ____________________

SIGNATURE:
---------------------------------------------------------------------------------------------------------------

            PARTICIPATION GOAL                                  PARTICIPATION ACHIEVEMENT
---------------------------------------------------------------------------------------------------------------
 4.                                              5.                                     ACTUAL FOR QUARTER
                                                                                        ------------------
                                                                                 MBE          WBE          DVBE
                        ANNUAL GOAL              Subcontracting Dollars
                        -----------                                               ______________________________
Percent of Total   MBE       WBE     DVBE
                                                 Total
 Sales            [**]%     [**]%    [**]%
                  ------------------------       Sales to SBC                     ______________________________

                                                 Percent of
                                                 Subcontracted Sales
---------------------------------------------------------------------------------------------------------------

            SBC - SUBCONTRACTING RESULTS
---------------------------------------------------------------------------------------------------------------
 6. M/WBE-DVBE SUBCONTRACTOR(S)                 Ethnic/Gender:                      Total Dollars:
                                                --------------                      --------------
             Name:
                  ________________________                                      _________________________
          Address:
                  ________________________

      City, State,________________________
              Zip:
                  ________________________

        Telephone:                                                           -------------------------
                  ________________________          CERTIFYING AGENCY:
Goods or Services:
                                                                             -------------------------
                  _______________________________________________________________________________________

  To add additional subcontractors, copy the entire light gray area and paste directly below this line.
---------------------------------------------------------------------------------------------------------------

                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule U
                                                                 Amdocs Proposal

                                   SCHEDULE U

                                 Amdocs Proposal

                                [To be provided]






































































                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule V


                                   Schedule V

                                    Reserved








































































                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule W

                                   Schedule W

                                    Reserved





















                      RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement


                                   SCHEDULE X

           SOFTWARE LICENSE, MAINTENANCE SERVICES AND ONGOING SUPPORT
                                    SERVICES

This Schedule hereby incorporates by reference the terms of the Agreement. The terms of the Agreement shall apply to the terms of this Schedule. Capitalized terms used in this Schedule and not defined herein have the meanings, if any, ascribed to such terms in the Agreement. The Parties acknowledge that the terms of this Schedule are designed to reflect the unique relationship of the Parties following the termination or expiration of the Agreement. Therefore, these terms, including, without limitation, pricing terms, shall not apply to any other relationships or agreements to be established between the Parties.

1.    DEFINITIONS

      1.1 "AUTHORIZED END USERS" means employees, customers, suppliers, vendors, auditors, benefits providers, contractors, agents and other business partners of SBC and/or the Eligible Recipients.

      1.2 "CONTRACTOR" means any person or entity, including outsourcers, consultants, disaster recovery services providers, hosting services providers and other third parties, providing technical services or advice to SBC, Eligible Recipients or Authorized End Users.

      1.3 "CUSTOMERS" has the meaning ascribed to such term in SECTION 6.1(A) of this Schedule.

      1.4 "CUSTOMIZATION MAINTENANCE SERVICES" has the meaning ascribed to such term in SECTION 4(B)(II) of this Schedule.

      1.5 "DOCUMENTATION" means the files and records, process flow documents, software manufacturing instructions and scripts, test specifications and test scripts and similar Materials pertaining to the Amdocs Software Package together with all Enhancements and Improvements thereof, to be developed, provided and made available to SBC by Amdocs pursuant to the Agreement or this Schedule.

      1.6 "GENERIC AMDOCS SOFTWARE PACKAGE" means all components of the Amdocs Software Package (including all third party software embedded or incorporated therein by Amdocs, but excluding Developed Materials owned by SBC).

      1.7 "IMPROVEMENTS" means correction of errors found in modules of the Generic Amdocs Software Package, as well as the provision of improvements, additions,

                     RESTRICTED - PROPRIETARY INFORMATION
  The information contained herein is for use by authorized employees of SBC,
      Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement

            corrections, updates, revisions, new versions, enhancements, modifications and new releases with respect to the Generic Amdocs Software Package, as well as all associated Documentation and training materials. Improvements do not include major new features that are not generally or routinely provided as part of Generic Amdocs Software Package maintenance services or that are generally made available to licensees of the Generic Amdocs Software Package as separately priced components.

      1.8 "MAINTENANCE FEES" means the amounts set forth in SECTION 6 of this Schedule.

      1.9 "ONGOING SUPPORT SERVICES" means the services described and defined in SECTION 4.2(B).

      1.10  "MAINTENANCE SERVICES" means the Services described and defined in
            SECTION 4.1 and ANNEX A of this Schedule.

      1.11  "SUBSEQUENT LICENSE FEES" has the meaning ascribed to such term in
            SECTION 6.1(A) of this Schedule.

2.    LICENSE GRANT.

      2.1 GRANT OF LICENSE. Subject to payment under the Agreement of the Charges, and any Termination Charges and Subsequent License Fees, and unless the license granted hereunder for the Amdocs Software Package is otherwise terminated pursuant to the terms of the Agreement, Amdocs shall and hereby does grant to SBC and each Eligible Recipient a non-exclusive, perpetual, non-transferable (except as otherwise provided in the Agreement), worldwide right and license (i) to install, integrate other Software, use, operate, execute, copy for archive purposes, create derivative works of, modify and enhance the Generic Amdocs Software Package ([**] in single or multiple data centers owned and operated by or on behalf of SBC, and (ii) in connection therewith, to use, copy, and modify the Documentation, in each case in connection with SBC's and the Eligible Recipients' directory services business and/or operations. SBC shall not use the Generic Amdocs Software Package on a service bureau basis for and on behalf of non-Eligible Recipients.

      2.2 GRANT OF LICENSE TO AUTHORIZED END USERS. Subject to the provisions of the Agreement and SECTION 2.7 of this Schedule, Amdocs shall and hereby does grant to the Authorized End Users a non-exclusive, perpetual, non-transferable right and license (i) to access and use the Generic Amdocs Software Package (including through a browser-based or other similar or successor interface) to


                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement

            transact business operations and exchange data with SBC and Eligible Recipients, and (ii) to use the Documentation solely in connection with such access and use of the Amdocs Software Package.

      2.3 USE. With respect to the processing of data, SBC shall use the Generic Amdocs Software Package and Documentation solely to process the data of SBC and the Eligible Recipients, as well as the data of Authorized End Users, in each case concerning or relating to the directory services business and/or operations of SBC and the Eligible Recipients. Notwithstanding the foregoing, SBC may use the Generic Amdocs Software Package to provide transitional, migration and/or conversion services to divested subsidiaries, affiliates, divisions, departments, business units or product groups of Eligible Recipients, to facilitate their continuous operation while separating from SBC's or Eligible Recipients' systems, [**], such use not to extend for more than [**] from the date of such divestment.

      2.4   CONTRACTORS. Subject to the provisions of the Agreement and SECTION
            2.7 of this Schedule, the rights and license grants under this
            SECTION 2 may, at SBC's discretion, [**], provided that such use is solely on behalf, and for the benefit, of SBC, Eligible Recipients, and Authorized End Users.

3.    REMOTE ACCESS; DISASTER RECOVERY. THE RIGHTS AND LICENSE GRANTS UNDER THIS
      ARTICLE 2 MAY BE EXERCISED BY REMOTE ACCESS OVER TELECOMMUNICATIONS NETWORKS OR BY DIRECT CONNECTION AND SHALL INCLUDE, AND AT NO ADDITIONAL CHARGE, USE FOR DISASTER RECOVERY, TESTING, BACKUP, DEVELOPMENT AND ARCHIVAL PURPOSES.[**]SOURCE CODE. SUBJECT TO SECTION 14.2(B) OF THE AGREEMENT, UPON ACCEPTANCE BY SBC OF THE AMDOCS SOFTWARE PACKAGE, AND UPON DELIVERY OF ANY ENHANCEMENTS AND IMPROVEMENTS THERETO, AMDOCS SHALL PROVIDE SBC, VIA ELECTRONIC MEDIA, [**] DOCUMENTATION FOR THE AMDOCS SOFTWARE PACKAGE AND ALL AMDOCS OWNED MATERIALS THAT ARE INCLUDED OR EMBEDDED IN THE DEVELOPED MATERIALS. [**] DOCUMENTATION SHALL BE [**] THE AMDOCS SOFTWARE PACKAGE. AMDOCS WILL PROVIDE COMPILATION INSTRUCTIONS TO SBC FOR THE AMDOCS SOFTWARE PACKAGE AND DEVELOPED MATERIALS, INCLUDING DETAILED INSTRUCTIONS ON CREATION OF EXECUTABLES, OBJECTS AND LINKING OF SOFTWARE INCLUDED IN SUCH AMDOCS SOFTWARE PACKAGE AND THE DEVELOPED MATERIALS.[**]CONFIDENTIALITY. PRIOR TO AUTHORIZED END USERS EXERCISING THE LICENSE GRANTED IN SECTION 2.2 OF THIS

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement

      SCHEDULE, (I) SUCH NON-SBC EMPLOYEE AUTHORIZED END USERS SHALL BE BOUND BY WRITTEN NONDISCLOSURE AGREEMENTS WITH SBC NO LESS PROTECTIVE OF AMDOCS RIGHTS THAN AS PROVIDED UNDER SECTION 13.3 OF THE AGREEMENT AND (II) AUTHORIZED END USERS THAT ARE DIRECT AMDOCS COMPETITORS SHALL ENTER INTO A NONDISCLOSURE AGREEMENT DIRECTLY WITH AMDOCS THAT IS MORE PROTECTIVE OF AMDOCS THAN THE NONDISCLOSURE AGREEMENT GENERALLY APPLICABLE TO OTHER RECIPIENTS OF AMDOCS' PROPRIETARY INFORMATION, AS PROVIDED UNDER SECTION 13.3(B)(II) OF THE AGREEMENT. ADDITIONALLY, ANY SBC CONTRACTOR'S EXERCISE OF THE LICENSE GRANTED IN SECTION 2.4 OF THIS SCHEDULE IS SUBJECT TO THE PROVISIONS OF SECTION 13.3(B)(II) OF THE AGREEMENT. [**]DELIVERY, TITLE, RISK OF LOSS.

      3.1 DELIVERY. Amdocs shall deliver the Amdocs Software Package and the Documentation to SBC as part of the Amdocs Software Package and Documentation, respectively, under and in accordance with the provisions of the Agreement. In the event other Software or Material shall be provided to Eligible Recipients pursuant to an Order, Amdocs shall deliver such Software or Material in accordance with the terms of the respective Order. In all such cases, Amdocs shall provide such Software and Materials via electronic media, together with any and all passwords necessary to enable SBC and/or its Contractors to install, operate and support the Amdocs Software Package and Documentation and to otherwise use fully and completely all features and functions of the Amdocs Software Package and Documentation.

      3.2 TITLE TO MEDIA. Title to the physical media for the Amdocs Software Package and Documentation shall vest in SBC. Amdocs will provide another copy of the Amdocs Software Package or Documentation if the Amdocs Software Package or Documentation is lost or damaged while in transit to SBC, or SBC loses or damages the Amdocs Software Package or Documentation.

4.    MAINTENANCE AND ONGOING SUPPORT SERVICES.

      4.1   MAINTENANCE SERVICES.

            (A) DURING AGREEMENT TERM. During the term of the Agreement, maintenance services for the Amdocs Software Package will be provided under the Agreement.

            (B) FOLLOWING AGREEMENT TERM. Following the expiration or termination of the Agreement and for a period of not less than [**] (and for any period

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement

                  thereafter as long as Amdocs continues to provide generally maintenance services with respect to the Generic Amdocs Software Package and any successor software), Amdocs will offer to SBC the Maintenance Services in successive twelve
                  (12) month periods (each a "MAINTENANCE TERM"), pursuant to Orders issued by SBC, and payment of the Maintenance Fees, and in accordance with the following:

                  (I) DESCRIPTION. Amdocs will provide to SBC and the Eligible Recipients Improvements with respect to the Generic Amdocs Software Package and the help desk and support services described on ANNEX A of this Schedule (the "MAINTENANCE SERVICES"). Maintenance Services include Improvements that enhance the efficiency and effectiveness of the function(s) described in the Specifications for the Generic Amdocs Software Package, correct errors in the Generic Amdocs Software Package, change the basic program functions of the Generic Amdocs Software Package or add new ones, all of which shall be furnished to Eligible Recipients on electronic media in a form suitable for incorporation into the Eligible Recipient's Amdocs Software Package (subject to appropriate customizations to account for differences between the Eligible Recipients' Amdocs Software Package and the Generic Amdocs Software Package). Amdocs will provide SBC with instructions on the integration of the Improvements to the Developed Materials, the Generic Amdocs Software Package, and other customizations provided by Amdocs.

                  (II) At the time of the election of its option to purchase Maintenance Services, SBC may also at its option purchase Maintenance Services with respect to the Developed Materials (including all Enhancements, Upgrades and customizations to the Generic Amdocs Software Package created specifically for SBC by or for Amdocs in connection with the Services provided by Amdocs under the Agreement) (the "CUSTOMIZATION MAINTENANCE SERVICES"). Amdocs shall identify the Developed Materials that are not part of the Generic Amdocs Software Package (and thus subject to Customization Maintenance Services) in [**] prepared pursuant to Section 5.1.3.1 of SCHEDULE E, PART 3 or the DFS. For the purposes of this SCHEDULE X, Software not identified as Developed Materials in [**] shall be deemed subject to the terms and conditions applicable to Maintenance Services for the Generic Amdocs Software Package (regardless of whether such Software

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement

                        may otherwise qualify as Developed Materials under the Agreement). The Customization Maintenance Services shall also include Amdocs' provision of updates, enhancements and modifications to the Developed Materials so that the Developed Materials included in or associated with the Amdocs Software Package are compatible and work in conformity with the Improvements provided by Amdocs in connection with the Maintenance Services. References to "Maintenance Services" shall include the Customization Maintenance Services, and references to the "Generic Amdocs Software Package" shall include the Developed Materials, as the context requires, if SBC has elected to purchase the Customization Maintenance Services. Customization Maintenance Services cannot be ordered without also ordering Maintenance Services.

                  (III) ERROR CORRECTION PROCEDURES. Subject to, and except as provided in ANNEX A, the procedure for error correction shall be as follows: upon the discovery of any error condition; SBC will endeavor to determine the source of such error condition, whether it is in the platform, in one of the modules of the Amdocs Software Package, an operational error, or some other source; in the event that the Generic Amdocs Software Package (or any component thereof) is the source or cause for or of such error condition, SBC will promptly notify Amdocs of said error and provide Amdocs, in reasonable detail, with all the information that it has discovered with respect to such error, in order to assist Amdocs to correct such error. Promptly upon receipt of such information, Amdocs will identify the cause for and correct the error and will provide the corrective solution to SBC. SBC will implement the correction based on the specific and detailed instructions of Amdocs. If an error condition which was reported to Amdocs is not an error caused by Amdocs or an error or defect in the Generic Amdocs Software Package, Amdocs will have the right to charge SBC for the time spent in handling, diagnosing and correcting the matter, at the time and materials rates set out in SCHEDULE J of the Agreement.

                  (IV)  RIGHT TO DISCONTINUE MAINTENANCE SERVICES. Upon sixty
                        (60) days' written notice to Amdocs prior to the end of a Maintenance Term, SBC shall be entitled to terminate its receipt of Maintenance Services (and/or the Customization Maintenance Services)



                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement

                        effective upon the end of the then-current Maintenance Term [**] for Maintenance Services (and/or the Customization Maintenance Services), if any, [**]. In any such event, SBC's discontinuance of the Maintenance Services (and/or the Customization Maintenance Services) shall not affect (i) the provision of other services by Amdocs ordered by SBC, if any, or (ii) any other right or license granted hereunder.

                  (V) RIGHT TO REINSTATE MAINTENANCE SERVICES. Following its discontinuance or not ordering of Maintenance Services (and/or the Customization Maintenance Services), SBC may reinstate Amdocs' provision of Maintenance Services (and/or the Customization Maintenance Services) upon written notice to Amdocs (the "REINSTATEMENT NOTICE") and (A) [**] if SBC provides such Reinstatement Notice to Amdocs within [**] after the discontinuance or not ordering of Maintenance Services (and/or the Customization Maintenance Services), provided that this [**] (with respect to each of the Maintenance Services and the Customization Maintenance Services) under this
                        SCHEDULE X; or (B) if later than such [**] period, then upon payment of a reinstatement fee equal to [**] percent ([**]%) of the aggregate amount [**] as Maintenance Fees for Maintenance Services (and/or the Customization Maintenance Services) during such period of discontinuance or not ordering of such Maintenance Services (and/or the Customization Maintenance Services). Subject to the payment of the foregoing reinstatement fee (if applicable), SBC shall not be obligated to pay any Maintenance Fees for any period during which SBC has discontinued Maintenance Services in accordance with Section 4.1(b)(iv). When Maintenance Services are resumed, Amdocs will provide SBC [**] for the Generic Amdocs Software Package.

                  (VI) COOPERATION. Subject to SECTION 4.1(B)(VII) below, SBC may provide itself or obtain from Contractors first level help desk support and maintenance related to the Amdocs Software Package, and Amdocs shall, as part of the Maintenance Services, reasonably cooperate with SBC and/or any such Contractor, including by providing, as part of Ongoing Support Services, reasonable telephone consultation and technical support directly to SBC and/or such Contractor(s), and will coordinate with SBC and/or any such Contractors to help resolve differences and conflicts

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement

                        arising between the Maintenance Services and such first level help desk and maintenance activities. In the event that, despite the foregoing efforts of Amdocs, Amdocs' performance of the Maintenance Services is adversely impacted by such provision of support, if and to the extent Amdocs' performance is so adversely affected, Amdocs' failure to perform the Maintenance Services shall be excused, subject to (i) Amdocs' providing SBC reasonable notice in writing of any such non-performance or anticipated inability to perform, and (ii) Amdocs' continuing to use commercially reasonable efforts to perform.

                  (VII) Maintenance Services (including [**] services) shall not apply if there has been any alteration, modification or adjustment to the Amdocs Software Package by any entity other than Amdocs, except and only to the extent that such alteration, modification or adjustment was made pursuant to, and under, Amdocs' supervision, direction or control. Notwithstanding the foregoing, Amdocs shall continue to provide help desk support as described in ANNEX A, as Ongoing Support Services.

      4.2   ONGOING SUPPORT SERVICES

            (A) DURING AGREEMENT TERM. The Amdocs Software Package will be delivered and customized by Amdocs, and the Developed Materials implemented, for SBC under and in accordance with the terms of the Agreement. Following Acceptance by SBC of the Amdocs Software Package under the Agreement and continuing through the term of the Agreement, the Amdocs Software Package will be supported by Amdocs pursuant to and in accordance with the provisions of the Agreement.

            (B) FOLLOWING AGREEMENT TERM. Following the expiration or termination of the Agreement and for a period of not less than [**] years thereafter, Amdocs will offer to SBC support services, which may include, subject to the terms of an applicable Order, development of new Enhancements for the Amdocs Software Package and other related support services ordered by SBC (the "ONGOING SUPPORT SERVICES").

      4.3 SERVICE PERFORMANCE AND SERVICE LEVELS. Amdocs shall perform the Maintenance Services and Ongoing Support Services at levels of accuracy, quality, completeness, timeliness, responsiveness and productivity that meet high standards and at least the generally accepted practices of the media publishing software and software services industries. Without limiting the generality of the

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

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                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement

            foregoing, Amdocs shall perform the Maintenance Services so as to meet or exceed applicable Service Levels set forth in ANNEX A or the applicable Order, as the case may be.

      4.4   ACCEPTANCE TESTING

            (A) DURING AGREEMENT TERM. During the term of the Agreement, the provisions of the Agreement shall govern all issues of Acceptance respecting the Amdocs Software Package.

            (B) FOLLOWING AGREEMENT TERM. Following the expiration or termination of the Agreement, unless otherwise agreed by the Parties (including in an applicable Order), the provisions of the Policy and Procedures Manual and the provisions of the Agreement with respect to Acceptance shall govern acceptance testing and Acceptance of any Software or other deliverable provided pursuant to the Ongoing Support Services.

      4.5 SBC MASTER AGREEMENT MAINTENANCE TERMS. [**] Amdocs Software Package maintenance and support terms applicable to Amdocs Software licensed by SBC [**] between SBC and Amdocs then in effect.

5.    OWNERSHIP OF MATERIALS.

      Ownership rights in the Enhancements, Amdocs Software Package and Documentation shall be as set forth in SECTION 14 of the Agreement.

6.    CHARGES; INVOICING.

      6.1 CHARGES. The fees, prices and other charges to be paid by SBC for license of the Amdocs Software Package, Maintenance Services and Ongoing Support Services shall be as follows:

            (A) SUBSEQUENT LICENSE FEES. All license fees payable for the license granted under ARTICLE 2 through the date of termination or expiration of the Agreement are included within the Charges under and paid pursuant to the Agreement. During the term of the Agreement, and after expiration or termination of the Agreement, SBC shall [**], except as provided in this
                  SECTION 6.1(A). If at any time SBC adds a Potential Eligible Recipient as a new Eligible Recipient pursuant to the provisions of SECTION 9.6 of the Agreement, and subject to the provisions of this SECTION 6.1(A), then SBC agrees to pay Amdocs a one-time additional license fee equal to $[**] per each new Customer (the "SUBSEQUENT LICENSE FEE"). The Subsequent

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement

                  License Fee shall be (i) based on the [**] the Amdocs System as a result of the new Eligible Recipient; (ii) calculated as of the effective date that the Potential Eligible Recipient first becomes a new Eligible Recipient (the "NEW ELIGIBLE RECIPIENT EFFECTIVE DATE"); and (iii) paid by SBC to Amdocs as a one-time amount within [**] days after the New Eligible Recipient Effective Date. Thereafter, SBC shall [**] with respect to such new Eligible Recipient. A "CUSTOMER" means a customer of a new Eligible Recipient that [**]. For purposes of calculating the Subsequent License Fee, there shall be [**] a license or other right to use the Generic Amdocs Software Package. In addition, [**] payable with respect to the [**] Potential Eligible Recipients added pursuant to SECTION 9.6(K) of the Agreement.

            (B) DURING AGREEMENT TERM. During the term of the Agreement, all Charges for maintenance services and ongoing support services shall be included within the Charges under and paid pursuant to the Agreement.

      6.2 FOLLOWING AGREEMENT. Following the expiration or termination of the Agreement, the annual charge for the (A) Maintenance Services will be $[**], plus [**] percent ([**]%) of any [**] due under this Schedule, commencing and calculated at the beginning of the first year of the Maintenance Term; and (B) the Customization Maintenance Services will be, at SBC's option, (1) $[**], commencing and calculated at the beginning of the first year of the Maintenance Term, plus [**] percent ([**]%) of the [**] under this Schedule X after the expiration or termination of the Agreement pursuant to an Order; or, (2) [**] of the Agreement; [**] (the "MAINTENANCE FEE(S)"). Maintenance Services are invoiced on a semi-annual basis in advance. The charges for Ongoing Support Services shall be on a time and materials basis at the rates set forth in SCHEDULE J of the Agreement, [**]INVOICING; PAYMENT. Invoicing and payment shall be in accordance with SECTION 12 of the Agreement.

      6.3 [**]. All [**] beginning at the end of the first year of the Maintenance Term; provided, however, that such [**] under the terms of the master agreement between the Parties.

7. [**]. [**], AS OF THE COMMENCEMENT OF EACH MAINTENANCE TERM AFTER THE EXPIRATION OF THE TERM OF THE AGREEMENT, THAT [**] THIS SCHEDULE X [**]TRAINING; USER GROUPS. Following the expiration or termination of the Agreement, unless otherwise agreed by the parties (including in an applicable Order), the following provisions shall apply:

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement

      7.1 OBLIGATION TO PROVIDE TRAINING. Amdocs shall make available to the Eligible Recipients full and complete instruction on the installation, integration, implementation and use of the Amdocs Software Package. All training shall be offered in accordance with Amdocs' standard terms and conditions.

      7.2 PRIOR TRAINING OR COMPETENCIES. SBC acknowledges that certain training courses may require that trainees have previous training or specific competencies. Amdocs shall inform SBC of any such requirements in writing prior to SBC's registration for applicable training.

      7.3 TRAINING MATERIALS. All training provided by Amdocs shall include written course Materials that may be kept, reproduced and distributed for internal use by the Eligible Recipients, provided that any reproductions of such Materials shall include any copyright or similar proprietary notices placed on the Materials. The Eligible Recipients shall have the right to videotape such training and make unlimited copies of training Materials for internal use at no additional charge.

      7.4 CANCELLATION. An Eligible Recipient may cancel a training course scheduled by Amdocs at any time upon thirty (30) days prior written notice to Amdocs, provided that the Eligible Recipient shall reimburse Amdocs for reasonable expenses that are not otherwise recoverable by Amdocs incurred by Amdocs in preparation for the course.

      7.5 TRAIN-THE-TRAINER RIGHTS. There shall be no restriction on the permissibility of an Eligible Recipient having an individual trained in the operation of the Amdocs Software Package to train other Eligible Recipient personnel.

      7.6 USER GROUPS. SBC shall be entitled to participate in all applicable Amdocs user groups and, at SBC's request, Amdocs shall recommend and promote SBC for inclusion on the steering committee or other governing body of each such user group.

8.    TERMINATION.

      The term and termination provisions of the Agreement shall apply to maintenance services provided during the term of the Agreement. Following the expiration or termination of the Agreement, the termination provisions of SECTION 20 of the Agreement shall apply. In the event of termination of the Agreement due to the material breach of Amdocs thereunder, and as permitted thereunder, SBC elects not to terminate the license of the Amdocs Software Package, SBC may require Amdocs to provide the Maintenance Services on the terms set forth under this Schedule.

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement

9.    BANKRUPTCY.

      All rights and licenses granted under or pursuant to this Schedule by Amdocs are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code, or any replacement or successor provision therefor (the "CODE"), licenses to rights to "intellectual property" as defined in the Code. The Parties agree that SBC, as licensee of such rights under this Schedule, shall retain and may fully exercise all of its rights and elections under the Code. The parties further agree that, in the event of the commencement of bankruptcy proceedings by or against Amdocs under the Code and subject to SBC's compliance with the requirements of Section 365(n) of the Code, (i) SBC shall be entitled to retain all of its rights under this Schedule, and
      (ii) Amdocs shall, upon request, provide to SBC any embodiments to such intellectual property in Amdocs' possession or control. In addition to the foregoing, Amdocs agrees that in the event of commencement of bankruptcy proceedings by or against SBC, subject to SBC's continued performance of its payment obligations to Amdocs under this Schedule related to such licenses, SBC, or its trustee in bankruptcy, shall be entitled to assume the licenses granted under or pursuant to this Schedule by Amdocs to SBC and shall be entitled to retain all of its rights thereunder (and shall be entitled to assume this Schedule and all of SBC's rights hereunder).

10.   NEW PRODUCTS.

      As part of the Maintenance Services, if Amdocs develops a replacement or alternative product (the "NEW PRODUCT") for any module of the Generic Amdocs Software Package (the "REPLACED PRODUCT"), SBC shall have the option to license the New Product under the terms and conditions of this Schedule, provided that if the New Product is one for which Amdocs requires its customers generally to pay an additional fee, Amdocs may charge SBC therefor.

11.   REPLACEMENT SOFTWARE.

      In the event that the Amdocs Software Package is damaged or destroyed, Amdocs shall provide an additional copy of the Amdocs Software Package for the cost of replacement media plus reasonable administrative and postage charges.

12.   LIMITATION OF LIABILITY.

      During the term of the Agreement, any claims for damages by either Party relating to the Amdocs Software Package or any licenses or services provided by Amdocs with respect thereto will be considered damages arising under the Agreement and shall be governed by and subject to the provisions of the Agreement, and neither Party shall bring any such

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.

                                                          Agreement No. 02026409
                                                                      Schedule X
                                                               License Agreement

      claims under this Schedule. After the expiration or termination of the Agreement, the provisions of SECTION 18.3 of the Agreement will apply to liability under this Schedule except that under this Schedule the per occurrence liability shall be the equivalent of [**] and the total aggregate liability shall be the equivalent of [**] under this Schedule.

13.   WARRANTY

      The representations and warranties contained in SECTION 15.4(C) of the Agreement shall remain in effect until the later of: (a) the expiration of the [**]. For the avoidance of doubt, the [**] shall apply to all Enhancements, Upgrades and customizations to the Amdocs Software Package created by or for Amdocs in connection with the Services provided by Amdocs under the Agreement. Amdocs' shall correct errors in the Amdocs Software Package reported by SBC to Amdocs during the [**] period in accordance with Annex A at no charge. Amdocs shall not be in breach of the warranty in this SECTION 13 to the extent Amdocs corrects such non-Compliance within the parameters of Annex A.

      If SBC has Accepted the Amdocs Software Package and has not terminated the license to the Generic Amdocs Software Package then, as of the date of the expiration or termination of the Agreement, Amdocs also represents and warrants that the Amdocs Software Package is compatible with, and is up to date and incorporates, all Improvements that have been made available with respect to the Amdocs Software Package.

                      RESTRICTED - PROPRIETARY INFORMATION
   The information contained herein is for use by authorized employees of SBC, Amdocs, and their Affiliated Companies, only, and is not for general distribution within those companies or for distribution outside those companies except by written agreement.